IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


06064684

EXECUTED


SEC MAIL PROCESSING
RECEIVED
DEC 14 2006
WASH, D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Delanco Bancorp, Inc.	0001382413
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit 99.1 to the Form SB-2	333-139339
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delanco, State of New Jersey on December 14, 2006.

DELANCO BANCORP, INC.

By: /s/ Robert M. Notigan
Robert M. Notigan
President and Chief Executive Officer

CONVERSION VALUATION APPRAISAL REPORT


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
213

Prepared for:

Delanco Bancorp, Inc.
Delanco, New Jersey

As Of:
November 20, 2006

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Delanco Bancorp, Inc.
Delanco, New Jersey

As Of:

November 20, 2006

KELLER & COMPANY, INC.

Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

December 11, 2006

Board of Directors
Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, New Jersey 08075

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Delanco Bancorp, Inc. (the "Corporation"), which is the mid-tier holding company of Delanco Federal Savings Bank, Delanco, New Jersey ("Delanco Federal" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering , with Delanco MHC, a federally chartered mutual holding company, to own 55.0 percent of the Corporation. This appraisal, as of November 20, 2006, was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Delanco Federal and the material provided by the independent auditors, Connolly, Grady & Cha, P.C., Philadelphia, Pennsylvania, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Delanco Federal, with the law firm of Muldoon, Murphy & Aguggia LLP, Washington, D.C., the Bank's conversion counsel, and with Connolly, Grady & Cha, P.C., the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Delanco Federal's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of November 20, 2006, the pro forma market value or appraised value of the Corporation was $18,000,000 at the midpoint, with a minority offering of $8,100,000 or 810,000 shares at $10 per share, representing 45 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $15,300,000 to a maximum of $20,700,000, with a maximum, as adjusted, of $23,805,000, representing a minority offering range of $6,885,000 at the minimum to $9,315,000 at the maximum, with a maximum, as adjusted, of $10,712,250, representing 688,500 shares, 931,500 shares and 1,071,225 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Delanco Bancorp, Inc. as of November 20, 2006, was $18,000,000, at the midpoint, with a midpoint 45 percent minority offering of $8,100,000.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this amended Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Delanco Bancorp, Inc. (the "Corporation"), a Delaware Corporation, formed as a mid-tier holding company to own all of the common stock of Delanco Federal Savings Bank ("Delanco Federal" or the "Bank"), Delanco, New Jersey. Under the Plan of Conversion, the Corporation will be majority owned by Delanco MHC, which will own 55.0 percent of the Corporation. The Corporation will sell to the public 45.0 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the two years ended March 31, 2005 and 2006, and the unaudited financial statements for the six months ended September 30, 2005 and 2006, and discussed them with Delanco Federal's management and with Delanco Federal's independent auditors, Connolly, Grady & Cha, P.C., Philadelphia, Pennsylvania. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form MHC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Delanco Federal's main office and branch office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to New Jersey and the United States. We have also examined the competitive market within which Delanco Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Delanco Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF DELANCO FEDERAL SAVINGS BANK

GENERAL

Delanco Federal Savings Bank was organized in 1890 as a state-chartered mutual savings and loan association with the name Delanco Building and Loan Association. In 1994, Delanco Federal adopted a federal charter and changed its name to Delanco Federal Savings Bank. The Bank filed for approval to form a mid-tier stock holding company in 2002 with the name Delanco Bancorp, Inc., which will own all of the stock of the Bank. The Bank's planned mutual holding company, Delanco MHC, will own 55.0 percent of Delanco Bancorp, Inc.

Delanco Federal conducts its business from its main office in Delanco and its branch office in Cinnaminson, New Jersey. The Bank's primary market area is focused on Burlington County, across the Delaware River from northeastern Philadelphia. However, since late 2004, the Bank has expanded its lending market to include all of Pennsylvania and New Jersey, with a focus on Philadelphia and southeastern New Jersey. The Bank has no additional loan production offices. The Bank also has no active subsidiaries.

Delanco Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Delanco Federal is a member of the Federal Home Loan Bank (the "FHLB") of New York and is regulated by the OTS and by the FDIC. As of September 30, 2006, Delanco Federal had assets of $85,565,000, deposits of $76,578,000 and equity of $8,153,000.

Delanco Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Delanco Federal has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 76.2 percent of its loan originations during the year ended March 31, 2006. One- to four-family loan originations represented a lesser 60.6 percent of loan originations during the six months ended September 30, 2006.

At September 30, 2006, 42.6 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a larger 56.1 percent at March 31, 2005, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, consumer loans, and commercial loans. Consumer loans include home equity loans, automobile loans, loans on deposit accounts and other secured personal loans.

The Bank had cash and investments of $21.0 million, or a moderate 24.3 percent of its assets, excluding FHLB stock of $147,700 or 0.17 percent of assets at September 30, 2006. The Bank had $13.6 million of its investments in mortgage-backed and related securities representing 15.7 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $8.1 million or 810,000 shares at $10 per share, representing 45 percent of the midpoint fully converted appraised value of $18.0 million. The net conversion proceeds will be $7.5 million, net of conversion expenses of approximately $625,000. The actual cash proceeds to the Bank of $3.7 million will represent 50.0 percent of the net conversion proceeds. The ESOP will represent 8.7 percent of the gross shares issued in the minority offering or 70,560 shares at $10 per share, representing $705,600 or 3.92 percent of the total value. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits.

General (cont.)

The Bank has experienced a modest deposit increase over the past two fiscal years with deposits increasing 6.4 percent from March 31, 2004, to March 31, 2006, or an average of 3.2 percent per year. From March 31, 2006, to September 30, 2006, deposits then increased by $10.0 million or 15.1 percent compared to an increase of $4.2 million or 6.8 percent in fiscal year 2005.

The Bank has focused on strengthening its loan activity during the past two years, on monitoring its net interest margin and earnings, on controlling its nonperforming assets and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 11.12 percent of assets at March 31, 2005 to 10.89 percent at March 31, 2006, and then decreased to 9.42 percent at September 30, 2006. It should be noted that total equity increased in dollars from $7.9 million at March 31, 2005, to $8.2 million at September 30, 2006, but represented a lower ratio to assets due to an increase in assets during that period.

The primary lending strategy of Delanco Federal has been to focus on the origination of residential real estate loans and consumer loans, including home equity loans, with a recent increase in commercial loan activity.

The Bank's share of residential mortgage loans decreased moderately from 56.1 percent of gross loans at March 31, 2005, to 42.6 percent as of September 30, 2006. Multi-family and commercial real estate loans increased from 9.6 percent of loans to 15.6 percent from March 31, 2005, to September 30, 2006. All types of real estate loans as a group experienced a modest decrease, declining from 65.7 percent of gross loans at March 31, 2005, to 58.2 percent at September 30, 2006. The lower share of real estate loans was offset by the Bank's higher share of consumer loans, which include home equity loans. The Bank's share of consumer loans experienced an increase in their share of loans from 31.2 percent at March 31, 2005, to 34.9 percent at September 30, 2006, and the dollar balance of consumer loans increased from $10.9 million to $19.8 million.

General (cont.)

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances but recognizing the Bank's lower balance of higher risk loans and lower charge-offs. At March 31, 2005, Delanco Federal had $227,000 in its loan loss allowance or 0.65 percent of gross loans, and 298.7 percent of nonperforming loans with the allowance increasing to $267,000 but representing a lower 0.47 percent of gross loans and a similar 290.2 percent of nonperforming loans at September 30, 2006.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Delanco Federal at September 30, 2006, and at year end March 31, 2005 and 2006, is shown in Exhibits 1 and 2, and the earnings performance of Delanco Federal for the six months ended September 30, 2005 and 2006 and for the years ended March 31, 2005 and 2006 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at March 31, 2005 and 2006 and at September 30, 2006. It has been Delanco Federal's objective to increase its asset base, increase its loans, decrease its investment securities, and grow retail deposits from March 31, 2005 through September 30, 2006 The most recent impact of these trends, recognizing the stable trend in interest rates, was a modest increase in assets, loans and deposits, partially offset by a decrease in investments and a modest increase in FHLB advances from March 31, 2006, to September 30, 2006. Delanco Federal also experienced a slight increase in the dollar amount of equity during that period. The Bank's increase in assets was $11.1 million or 14.7 percent from March 31, 2003, to September 30, 2006.

During the past two fiscal years, the Bank experienced its larger dollar increase in assets of $4.5 million in fiscal year 2006, which represented a moderate 6.4 percent increase in assets due primarily to a $6.6 million increase in loans. Such increase in assets was followed by a $11.1 million or 14.7 percent increase in assets in the six months ended September 30, 2006.

Delanco Federal's loan portfolio, which includes mortgage loans and nonmortgage loans, increased from $34.8 million at March 31, 2005, to $41.4 million at March 31, 2006, and represented a total increase of $6.6 million or 19.0 percent. For the six months ended September 30, 2006, loans increased by $14.7 million or 35.5 percent to $56.1 million.

Delanco Federal has obtained funds through deposits and through the minimal use of FHLB advances. The Bank's competitive rates for deposits and two offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $4.2 million or 6.8 percent from March 31, 2005, to March 31, 2006. For the six months ended September 30, 2006, deposits increased by $10.0 million or 15.1 percent. The Bank's largest deposit growth period was in the six months ended September 30, 2006, when deposits increased $10.0 million or a strong 15.1 percent, representing 30.2 percent on an annual basis.

The Bank experienced an increase in the dollar amount of its equity in fiscal year 2006, and then experienced a modest decrease in equity from March 31, 2006, through September 30, 2006. The dollar amount of equity increased 4.2 percent from March 31, 2005, to March 31, 2006, and then decreased 0.8 percent from March 31, 2006, through September 30, 2006. At March 31, 2005, the Bank had equity of $7.9 million, representing an 11.12 percent equity to assets ratio and then increased to $8.2 million at March 31, 2006, representing a lower 10.89 percent equity to assets ratio due to the Bank's increase in assets. At September 30, 2006, equity was a lesser $8.15 million and a lower 9.42 percent of assets due to the Bank's increase in total assets at September 30, 2006, compared to March 31, 2006.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Delanco Federal, providing selected income and expense data in dollars for the fiscal years of 2005 and 2006 and for the six months ended September 30, 2005 and 2006.

Delanco Federal experienced a minimal decrease in its dollar amount of interest income from fiscal 2005 to fiscal 2006. Interest income was $3.40 million in 2005 and a lesser $3.39 million in 2006, representing a decrease of $13,000 or 0.4 percent.

The Bank's interest expense experienced an increase from fiscal year 2005 to 2006. Interest expense increased from $1.08 million in 2005 to $1.32 million in 2006, representing an increase of $240,000 or 22.2 percent, resulting in a decrease in net interest margin. Interest income decreased a lesser $13,000. In the six months ended September 30, 2006 compared to the six months ended September 30, 2005, there was a moderate decrease in interest income of

$356,000, notwithstanding the increase in interest expense of $384,000, resulting in a dollar decrease in net interest income of $28,000 or 2.6 percent for the six months ended September 30, 2006, and a modest decrease in net interest margin.

The Bank has made provisions for loan losses in each of the past two fiscal years of 2005 and 2006 The Bank also made provisions in the six months ended September 30, 2006. The provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and industry norms. The Bank had provisions of $12,000 and $10,000 in fiscal years 2005 and 2006, respectively, and $30,000 in the six months ended September 30, 2006. The Bank had net charge-offs of $9,000 in fiscal 2005, with no net charge-offs in the other two periods. The impact of these provisions and net charge-offs has been to provide Delanco Federal with a general valuation allowance of $267,000 at September 30, 2006, or 0.47 percent of gross loans and 290.2 percent of nonperforming assets.

Total other income or noninterest income indicated an increase from fiscal year 2005 to 2006. In the year ended March 31, 2005, noninterest income was $154,000 or 0.22 percent of assets. In the year ended March 31, 2006, noninterest income was a much larger $473,000, representing 0.63 percent of assets with the increase due to a $345,000 gain on the sale of securities. For the six months ended September 30, 2006, noninterest income was $262,000 or 0.67 percent of assets, annualized. Noninterest income consists primarily of service charges, BOLI income, other income, and gains on the sale of investments.

The Bank's general and administrative expenses or noninterest expenses increased from $1.86 million for the fiscal year of 2005 to $2.14 million for the fiscal year ended March 31, 2006, representing an increase of 15.19 percent. On a percent of average assets basis, operating expenses increased from 2.60 percent of average assets for the fiscal year ended March 31, 2005, to 2.97 percent for the fiscal year ended March 31, 2006, and then increased to 3.10 percent for the six months ended September 30, 2006, annualized.

Income and Expense (cont.)

The net earnings position of Delanco Federal has indicated recent volatility. The annual net income figures for the fiscal years ended March 31, 2005 and 2006, were $346,000 and $316,000, respectively, representing returns on average assets of 0.49 percent, and 0.44 percent for fiscal years 2005 and 2006, respectively. For the six months ended September 30, 2006, Delanco Federal had net income of a lesser $20,000, representing a return on average assets of 0.05 percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended September 30, 2006. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to the tax rate, from a higher 63.5 percent to a more normal 34.0 percent, resulting in the change of Delanco Federal's net loss of $27,000 to a higher net loss of $49,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank's return on assets decreased moderately from 0.49 percent in 2005, to 0.44 percent in fiscal year 2006 and then to 0.05 percent in the six months ended September 30, 2006, annualized.

The Bank's lower return on average equity decreased from 2005 to 2006. The return on average equity decreased from 4.63 percent in 2005 to 4.03 percent in fiscal year 2006 and was 0.50 percent for the six months ended September 30, 2006, annualized.

The Bank's net interest rate spread decreased from 3.27 percent in 2005 to 2.98 percent in 2006 and then decreased to 2.81 percent for the six months ended September 30, 2006, annualized. The Bank's net interest margin indicated a similar trend, decreasing from 3.44 percent in 2005 to 3.14 percent in 2006, and then decreased to 2.92 percent for the six months ended September 30, 2006. Delanco Federal's net interest rate spread decreased 29 basis points from 2005 to 2006 and then decreased 17 basis points in the first six months of fiscal 2006. The

Income and Expense (cont.)

Bank's net interest margin followed a similar change, decreasing 30 basis points from 2005 to 2006 and then decreasing 22 basis points in the first six months of fiscal 2007.

Delanco Federal's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 110.17 percent at March 31, 2005, to 104.15 percent at September 30, 2006. The Bank's decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's decrease in its equity ratio.

As discussed previously, the Bank's ratio of noninterest expenses to average assets increased from 2.60 percent in fiscal year 2005 to 2.97 percent in fiscal year 2006 and to 3.10 percent for the six months ended September 30, 2006, annualized. Another key noninterest expense ratio reflecting efficiency of operation is theatio of noninterest expenses to noninterest income plus net interest income, referred to as the "efficiency ratio." The industry norm is 59.6 percent with a lower the ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which increased from 75.11 percent in 2005 to 84.20 percent in 2006, increasing further to 95.97 percent for the six months ended September 30, 2006, annualized

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a fundamental indicator of asset quality. Delanco Federal experienced an increase in its ratio of nonperforming assets to both loans and total assets from 2005 to 2006, and then a significant decrease in the six months ended September 30, 2006. Nonperforming assets consist of real estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. At September 30, 2006, Delanco Federal's nonperforming assets consisted of loans delinquent 90 days or more. The ratio of nonperforming assets to total assets was a lower 0.16 percent at September 30, 2006, decreasing from 0.22 percent at March 31, 2005.

Income and Expense (cont.)

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.65 percent of loans at March 31, 2005, and a lower 0.47 percent at September 30, 2006. Delanco Federal's allowance for loan losses to nonperforming loans was 298.7 percent at March 31, 2005, and a similar 290.2 percent at September 30, 2006.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2006 and the six months ended September 30, 2006. In fiscal year 2006, net interest income decreased $253,000, due to an increase in interest expense of $240,000 accented by a $13,000 decrease in interest income. The decrease in interest income was due to a decrease due to volume of $132,000, reduced by an increase due to rate of $119,000. The increase in interest expense was due to a $251,000 increase due to rate, reduced by an $11,000 decrease due to volume.

For the six months ended September 30, 2006, net interest income decreased $27,000, due to an increase in interest expense of $383,000 reduced by a $355,000 increase in interest income. The increase in interest income was due to an increase due to rate of $108,000, accented by an increase due to volume of $248,000. The increase in interest expense was due to a $313,000 increase due to rate, accented by a $70,000 increase due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the fiscal years ended March 31, 2005 and 2006, the six months ended September 30, 2006 and at September 30, 2006, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Yields and Costs (cont.)

Delanco Federal's weighted average yield on its loan portfolio decreased 15 basis points from fiscal year 2005 to 2006, from 5.97 percent to 5.82 percent and then increased 36 basis points to 6.18 percent for the six months ended September 30, 2006. The yield on investment and mortgage-backed securities increased 29 basis points from fiscal year 2005 to 2006, from 4.32 percent to 4.61 percent and then decreased 4 basis points to 4.57 percent for the six months ended September 30, 2006. The yield on other interest-earning assets increased 155 basis points from fiscal year 2005 to 2006, from 1.31 percent to 2.86 percent and then increased 213 basis points to 4.99 percent for the six months ended September 30, 2006. The combined weighted average yield on all interest-earning assets increased 12 basis points to 5.16 percent from fiscal year 2005 to 2006 and then increased 55 basis points to 5.71 percent for the six months ended September 30, 2006.

Delanco Federal's weighted average cost of interest-bearing liabilities increased 41 basis points to 2.18 percent from fiscal year 2005 to 2006, which was less than the Bank's 12 basis point increase in yield, resulting in a decrease in the Bank's net interest rate spread of 29 basis points from 3.27 percent to 2.98 percent from 2005 to 2006. The Bank's net interest margin decreased from 3.44 percent in fiscal year 2005 to 3.14 percent in fiscal year 2006, representing a decrease of 30 basis points. In the six months ended September 30, 2006, the Bank's net interest rate spread decreased 17 basis points to 2.81 percent, and the Bank's net interest margin decreased 22 basis points to 2.92 percent. The Bank's net interest rate spread decreased another 5 basis points to 2.76 percent at September 30, 2006.

INTEREST RATE SENSITIVITY

Delanco Federal monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Delanco Federal has adjustable-rate loans and balloon loans to reduce its interest rate risk exposure. Delanco Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Delanco Federal has responded to the interest rate sensitivity issue by increasing its share of shorter term securities.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of September 30, 2006, based on the OTS' calculations and the changes in the Bank's NPV levels under rising and declining interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

Interest Rate Sensitivity (cont.)

The Bank's change in its NPV at September 30, 2006, based on a rise in interest rates of 100 basis points was a 7.0 percent decrease, representing a dollar decrease in equity value of $776,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to increase 7.0 percent or $707,000 at September 30, 2006. The Bank's exposure widens to a 15.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $1,605,000. The Bank's exposure is a 12.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar increase of $1,247,000.

The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 10.57 percent and indicates a 152 basis point decrease from its 12.09 percent based on no change in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. Due to Delanco Federal's recognition of the need to control its interest rates exposure, the Bank has also been a participant in the purchase of adjustable-rate mortgage-backed securities and plans to continue this strategy, along with continued activity in balloon and fixed-rate residential mortgage loans. The Bank will also focus on increasing its post shock NPV ratio, recognizing the planned minority stock offering will immediately strengthen the Bank's post shock NPV ratio.

LENDING ACTIVITIES

Delanco Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, multi-family loans, consumer and home equity loans and commercial loans. Exhibit 12 provides a summary of Delanco Federal's loan portfolio, by loan type, at March 31, 2004 and 2005, and at September 30, 2006.

Lending Activities (cont.)

The primary and predominant loan type for Delanco Federal has been residential loans secured by one- to four-family dwellings, representing a moderate 42.6 percent of the Bank's gross loans as of September 30, 2006. This loan type has decreased from 56.1 percent at March 31, 2005, and increased from 41.4 percent at March 31, 2006. The distant second largest real estate loan type as of September 30, 2006, was multi-family and commercial real estate loans, which constituted a moderate 15.6 percent of gross loans compared to 9.6 percent as of March 31, 2005 and 13.6 percent at March 31, 2006. These two real estate loan categories represented a moderate 58.2 percent of gross loans at September 30, 2006, compared to a larger 65.7 percent of gross loans at March 31, 2005, and a lesser 55.0 percent at March 31, 2006.

Nonmortgage consumer loans, which include home equity loans, represented a strong 34.9 percent of gross loans at September 30, 2006, compared to 31.2 percent at March 31, 2005, and a slightly larger 35.0 percent at March 31, 2006. The Bank's consumer loans include home equity loans, automobile loans, savings account loans, and secured personal loans. Commercial loans represented a modest 6.9 percent of gross loans a September 30, 2006, compared to 3.1 percent at March 31, 2005, and 10.0 percent at March 31, 2006. The Bank's overall mix of loans has changed moderately from March 31, 2005 to September 30, 2006, with the share of residential loans decreasing moderately, offset by increases in commercial real estate and multi-family loans, commercial business loans and consumer loans.

The focus of Delanco Federal's residential mortgage loan activity is on properties located in Delanco Federal's primary market area focused on Burlington County, historically. The Bank offers fixed-rate mortgage loans, balloon loans and adjustable-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years with most originations today having terms of 10 to 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards. The Bank's balloon loans have terms of five, ten and fifteen years. The Bank's ARM loans have initial terms of one year or three years.

Lending Activities (cont.)

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Delanco Federal, even though the Bank is permitted to make loans up to a 100.0 percent loan-to-value ratio. While the Bank does make loans up to 100.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on most loans.

Delanco Federal has also been an originator of fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. As previously indicated, the Bank had a combined total of $8.8 million in commercial real estate and multi-family loans September 30, 2006, representing 15.6 percent of gross loans, compared to a lesser $3.4 million or 9.6 percent of gross loans at March 31, 2005. The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments, warehouses and small office buildings and other owner-occupied properties used for business. The multi-family and commercial real estate loans are fully amortizing with a term of up to 20 years. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates home equity loans, which are included in the Bank's consumer loans. Home equity loans normally have a term of 5 to 15 years with an adjustable interest rate tied to the prime rate published by *The Wall Street Journal* and a loan-to-value ratio of no more than 80.0 percent. Some of the Bank's home equity loans are five-year balloon loans with payments based on a 20- to 30-year amortization schedule

Delanco Federal is an originator of other consumer loans, with all consumer loans totaling $19.8 million at September 30, 2006, representing 34.9 percent of gross loans. The focus of the Bank's other consumer loans is automobile and savings account loans and secured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Delanco Federal's loans by fixed or adjustable-rate, indicating a predominance of fixed-rate loans. It should be noted, however, that a significant share of the loans classified as having fixed rates are residential balloon loans with shorter contractual maturities. At September 30, 2006, the Bank had a nominal 0.5 percent of its loans due on or before September 30, 2007, or in one year or less, but with a strong 45.6 percent due by September 30, 2011, in one to five years.

As indicated in Exhibit 14, Delanco Federal experienced a moderate increase in its one- to four-family loan originations and total loan originations from fiscal year 2005 to 2006 with no activity in loans purchased. Total loan originations in fiscal year 2005 were $9.1 million compared to a larger $14.6 million in fiscal year 2006, reflective of increases in residential and commercial loans originated. Residential loans originated increased from $9.0 million to $11.1 million. The increase in residential real estate loan originations from 2005 to 2006 of $2.1 million represented 38.9 percent of the $5.4 million aggregate increase in total loan originations from 2005 to 2006, with commercial loan originations increasing $3.2 million. Consumer loan originations increased $90,000 from 2005 to 2006.

Overall, loan originations exceeded principal payments, loan repayments and other reductions in fiscal 2005 and 2006. In fiscal 2005, loan originations exceeded reductions by $1.5 million, and exceeded reductions by $6.7 million in fiscal 2006.

During the six months ended September 30, 2006, loan originations totaled $19.1 million compared to a much smaller $4.7 million during the first six months of fiscal 2006. Loan originations exceeded principal repayments by $14.8 million for the six months ended September 30, 2006, and exceeded repayments by $599,000 in the six months ended September 30, 2005.

NONPERFORMING ASSETS

Delanco Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets and have been formed to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the county and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Delanco Federal experienced a modest decrease in nonperforming assets from March 31, 2005, to September 30, 2006.

It is normal procedure for Delanco Federal's board to review loan delinquent 90 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days delinquency and 45 days of delinquency.

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangements for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Nonperforming Assets (cont.)

Exhibit 15 provides a summary of Delanco Federal's nonperforming assets at March 31, 2005 and 2006 and at September 30, 2006. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and real estate owned. The Bank carried a lower balance of nonperforming assets in 2005 and at September 30, 2006. Delanco Federal's nonperforming assets were $76,000 at March 31, 2005, and a similar $92,000 at September 30, 2006, which represented 0.11 percent of assets at March 31, 2005 and 0.11 percent at September 30, 2006. The Bank's nonperforming assets included $76,000 in loans 90 days or more past due with no real estate owned or nonaccrual loans at March 31, 2005 and $92,000 in loans 90 days or more past due, with no nonaccrual loans and no real estate owned at September 30, 2006.

Delanco Federal's nonperforming assets were less than its classified assets at September 30, 2006, and March 31, 2005, and higher than its classified assets at March 31, 2006. The classified assets includes loans classified as substandard, doubtful and loss and do not include loans classified as special mention. The Bank's classified assets were 0.12 percent of assets at March 31, 2005, 0.52 percent at March 31, 2006, and 0.14 percent at September 30, 2006, as indicated in Exhibit 16. The Bank's classified assets consisted entirely of substandard assets, with no assets classified as doubtful or loss at March 31, 2005, March 31, 2006, and at September 30, 2006.

Exhibit 17 shows Delanco Federal's allowance for loan losses at March 31, 2005 and 2006 and at September 30, 2005 and 2006, indicating the activity and the resulting balances. Delanco Federal indicated a modest increase in its balance of allowance for loan losses from $227,000 at March 31, 2005 to $267,000 at September 30, 2006. The Bank had provisions for loan losses of $13,000 in fiscal 2005, $10,000 in fiscal 2006, and $30,000 in the six months ended September 30, 2006.

The Bank had net charge-offs of $9,000 in fiscal 2005, with no charge offs or recoveries in fiscal 2006 or during the six months ended September 30, 2006. The Bank's ratio of allowance for loan losses to gross loans was 0.65 percent at March 31, 2005, and a lesser 0.47

percent at September 30, 2006, due to the Bank's growth on loans. Allowance for loan losses to nonperforming assets was 298.68 percent at March 31, 2005, and a similar 290.22 percent at September 30, 2006.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, equity securities, mutual funds, debt securities and mortgage-backed securities. Exhibit 18 provides a summary of Delanco Federal's investment portfolio and mortgage-backed securities at March 31, 2005 and 2006, and at September 30, 2006. Investment securities, excluding mortgage-backed securities, totaled $5.5 million at September 30, 2006, compared to $6.1 million at March 31, 2006, and $9.3 million at March 31, 2005. In addition, the Bank had $13.6 million in mortgage-backed securities at September 30, 2006, and a larger balance of $14.7 million at March 31, 2006, and $17.5 million at March 31, 2005.

The primary component of the Bank's investments at September 30, 2006, was mortgage-backed securities, representing 71.1 percent of total investments, excluding FHLB stock, compared to a similar 70.4 percent at March 31, 2006, and 65.3 percent at March 31, 2005. The Bank also had cash and interest-bearing deposits totaling $1.9 million at September 30, 2006, compared to a larger $5.3 million at March 31, 2005. The Bank had $147,000 in FHLB stock at September 30, 2006. The weighted average yield on investment securities was 4.70 at September 30, 2006, and a lower 4.32 percent yield on investment securities for the year ended March 31, 2005.

DEPOSIT ACTIVITIES

The mix of deposits by type at March 31, 2005 and 2006, and at September 30, 2006, is provided in Exhibit 19. There has been a moderate change in the Bank's total deposits and minimal change in the deposit mix during that eighteen month period. Total deposits increased from $62.3 million at March 31, 2005, to $66.5 million at March 31, 2006, followed by an increase to $76.6 million at September 30, 2006, representing a net eighteen month increase of $14.3 million or 23.0 percent and an annualized increase of 5.3 percent. Certificates of deposits increased from $30.7 million at March 31, 2005, to $36.4 million at September 30, 2006, representing an increase of $5.7 million or 18.6 percent, while savings, MMDA, demand and checking accounts increased $8.6 million or 27.3 percent from $31.6 million at March 31, 2005, to $40.2 million at September 30, 2006.

The Bank's share of certificates of deposit experienced a decrease from 49.3 percent of deposits at March 31, 2005, to a slightly lower 47.5 percent of deposits at September 30, 2006, offset by an increase in the share of savings, MMDA, demand and checking accounts which increased from 50.7 percent at March 31, 2005, to 52.5 percent at September 30, 2006.

The category experiencing the strongest growth in dollars from March 31, 2005, to September 30, 2006, was savings and MMDA accounts, which increased $8.7 million during that time period; and the category experiencing the only dollar decrease from March 31, 2005, to September 30, 2006, was interest-bearing demand deposits, which declined $1.5 million.

Exhibit 20 provides a breakdown of certificates of deposit of $100,000 or more by maturity at September 30, 2006. The Bank had a moderate $5.5 million in certificates of $100,000 or more, representing 17.8 percent of total certificates. The Bank had no certificates of this type maturing in three months or less, with 24.0 percent maturing in three to six months, 34.1 percent maturing in six to twelve months and 41.9 percent maturing in more than twelve months.

Deposit Activities (cont.)

Exhibit 21 shows the Bank's deposit activity for the two years ended March 31, 2005, and 2006, and for the six months ended September 30, 2005 and 2006. Including interest credited, Delanco Federal experienced net increases in deposits in fiscal year 2006 and for the six months ended September 30, 2005 and 2006, and a net decrease in fiscal year 2005. In fiscal year 2005, there was a net decrease in deposits of $236,000, and then a net increase of $4.2 million in 2006. In the six months ended September 30, 2006, deposits increased $10.0 million.

BORROWINGS

As indicated in Exhibit 22, Delanco Federal has made occasional use of FHLB advances in the years ended March 31, 2005 and 2006, and during the six months ended September 30, 2006. The Bank had total FHLB advances of $1.0 million at September 30, 2006, with a weighted cost of 5.29 percent with outstanding balances at March 31, 2005 and 2006.

SUBSIDIARIES

Delanco Federal has no active subsidiary corporations.

OFFICE PROPERTIES

Delanco Federal had two offices at September 30, 2006, both owned by the Bank, with its home office located at 615 Burlington Avenue, Delanco, New Jersey, and one branch in Cinnaminson, New Jersey (reference Exhibit 23). At September 30, 2006, the Bank's investment in these office premises and equipment totaled $8.4 million, net of depreciation, or 9.7 percent of total assets.

MANAGEMENT

The president and chief executive officer of Delanco Federal is Robert M. Notigan, who is also a director. He became president and chief executive officer in September 2005 and became a director in 2004. Mr. Notigan joined the Bank in September 2005 and was previously a retired banker. Prior to his retirement, Mr. Notigan was an officer at Trenton Savings Bank and began his banking career in 1961. Douglas. R. Allen, Jr., is chief financial officer, treasurer and senior vice president of the Bank and has served as chief financial officer since 1990. Mr. Allen joined the Bank in 1976. Ronald E. Casperite is the Bank's vice president of retail lending, a position he has held since 1990. Mr. Casperite joined the Bank in 1988. Robert A. Miller is vice president of deposit operations and has held this position since 1999. Prior to joining Delanco Federal, Mr. Miller held a variety of positions at Mt. Holly State Bank and Interboro Savings Bank. Nicholas Consolo is vice president of commercial lending, a position he has held since 2004. Prior joining Delanco Federal, Mr. Consolo served as vice president with PNC Bank. Thomas D. Schlett is vice president in charge of business development and branch manager, positions he has held since February 2006. Prior to joining Delanco Federal in February 2006, Mr. Schlett worked with Wachovia Bank and Wachovia Securities from 1978 until February 2006.

II. DESCRIPTION OF PRIMARY MARKET AREA

Delanco Federal's primary deposit market area encompasses Burlington County in New Jersey. The Bank operates two full service offices in Burlington County, its home office in Delanco Township and its branch office in Cinnaminson Township. The Bank's branch office opened in September, 2006.

Exhibit 25 provides a summary of key demographic data and trends for Burlington County, New Jersey and the United States. From 1990 to 2000, population increased in all areas. The population increased by 7.2 percent in Burlington County, 8.9 percent in New Jersey and 13.2 percent in the United States. The population in 2006 indicated an increase of 8.1 percent from 2000 in Burlington County, compared to five year increases of 5.2 percent in New Jersey and 7.9 percent in the United States. Projections indicate that population will increase in all areas through 2011. Burlington County's population is projected to increase by 6.5 percent, and population is projected to increase by 3.6 percent in New Jersey and by 6.7 percent in the United States.

Burlington County experienced an increase in households from 1990 to 2000. During those ten years, the number of households increased in Burlington County by 13.0 percent, in New Jersey by 9.7 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2006 indicates an increases of 9.4 percent in Burlington County, 4.9 percent in New Jersey and 8.1 percent in the United States. From 2006 through 2011, households are projected to increase by 7.5 percent, 4.0 percent and 6.9 percent in Burlington County, New Jersey and the United States, respectively. The market area's household trend from 2005 to 2011 also indicates slightly higher growth than New Jersey.

In 1990, Burlington County had per capita income of $17,707, with New Jersey and the United States at $18,714 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Burlington County's per capita income increased by 48.7 percent from 1990 to 2000 to $26,339 with an increased of 44.3 percent to $27,006 in New Jersey. Per capita income increased by 49.7 percent to $21,587 in the United States during that ten year period.

Description of Primary Market Area (cont.)

From 2000 to 2006, per capita income continued to increase by 27.9 percent to $33,692 in Burlington County, by 26.7 percent to $34,209 in New Jersey and by 21.5 percent to $26,228 in the United States.

The 1990 median household income of $42,373 in Burlington County was higher than the $40,927 in New Jersey and the $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Burlington County indicating a 38.3 percent increase to $58,608, compared to a 34.7 percent increase to $55,146 in New Jersey and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2006, median household income in Burlington County was estimated to have increased by 22.6 percent to $71,857, while New Jersey's median household income grew 21.2 percent to $66,848, and the United States' increased by 15.6 percent to $48,534. From 2006 to 2011, median household income is projected to increase by 16.9 percent in Burlington County, by 17.1 percent in New Jersey and by 25.1 percent in the United States. Based on those rates of increase, by 2011, median household income is projected to be $83,972 in Burlington County, $78,250 in New Jersey, and $60,704 in the United States.

Exhibit 26 provides a summary of key housing data for Burlington County, New Jersey and the United States. In 1990, Burlington County had a 75.4 percent rate of owner-occupancy, higher than in New Jersey and the United States at 64.9 percent and 64.2 percent, respectively. As a result, Burlington County indicated a lower 24.6 percent rate of renter-occupied housing, compared to 35.1 percent in New Jersey and 35.8 percent in the United States. In 2000, owner-occupied housing increased to 77.4 percent in Burlington County and increased in New Jersey and the United States to 65.6 percent and 66.2 percent, respectively. Conversely, the renter-occupied rates decreased to 22.6 percent in Burlington County and decreased in New Jersey and the United States to 34.4 percent and 33.8 percent, respectively.

Burlington County's 1990 median housing value was $122,000, with New Jersey at $137,400 and the United States at a much lower $78,500. The 1990 median rent in Burlington

Description of Primary Market Area (cont.)

County was $597, compared to a similar median rent of $592 in New Jersey and a much lower $374 in the United States. By 2000, median housing values had increased in Burlington County, New Jersey and the United States. Burlington County had a 2000 median housing value of $137,400 with New Jersey at $170,800 and the United States at $119,600. The 2000 median rents were $758 in Burlington County, and $751 and $602 in New Jersey and the United States, respectively.

In 1990, the major source of employment in the market area by industry sector, based on share of employment, was the services sector with an average of 39.9 percent. The services sector was also the largest source of employment in New Jersey at 37.8 percent and the United States at 34.0 percent (reference Exhibit 27). The wholesale/retail sector was the second major employer in the market area at 21.6 percent, as it was at 20.6 percent in New Jersey and 27.5 percent in the United States. The manufacturing sector was the third major employment sector at 15.6 percent in Burlington County, also third in New Jersey at 16.9 percent and in the United States at 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sectors combined to provide 22.9 percent of employment in the market area, 24.7 percent in New Jersey and 19.3 percent in the United States.

In 2000, the services sector, the wholesale/retail sector and the manufacturing sector constituted the first, second and third highest sources of employment, respectively, for the market area, similar to New Jersey and the United States. The services sector accounted for 49.1 percent, 47.1 percent and 46.7 percent of employment in the market area, New Jersey and the United States, respectively. The wholesale/retail sector represented 16.4 percent, 15.7 percent and 15.3 percent in the market area, New Jersey and the United States, respectively; and the manufacturing sector provided 11.0 percent, 12.0 percent and 14.1 percent of employment in the market area, New Jersey and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Number of Employees
Lockheed Martin	5,000
PHH Mortgage	4,500
Virtua Memorial Hospital of Burlington County	3,794
Commerce Bank	2,664
Deborah Heart and Lung Center	1,405
Viking Yacht Co. Corp.	1,350
Burlington Coat Factory	1,103
Lourdes Medical Center of Burlington County	1,100
CVS Corporation	1,010
Medco	1,000
Automotive Resources International	900
Computer Sciences Corp.	890
Masonic Home of New Jersey	670
Family Y of Burlington County	560
Okidata	450
PNC Bank	446

Unemployment rates are another key economic indicator. Exhibit 28 indicates the unemployment rates in Burlington County, New Jersey and the United States in 2002 through September of 2006. Burlington County has generally experienced lower unemployment rates compared to New Jersey and the United States. In 2002, Burlington County had an unemployment rate of 4.8 percent, compared to 5.8 percent in both New Jersey and the United States. In 2003, unemployment rates remained at 4.8 percent in Burlington County and 5.8 percent in New Jersey, compared to an increase to 6.0 percent in the United States. In 2004, the unemployment rate decreased to 4.3 percent in Burlington County, while New Jersey and the United States indicated decreases to 4.9 percent and 5.5 percent, respectively. In 2005, all areas experienced decreases, with Burlington County at 3.7 percent and New Jersey and the United States at 4.4 percent and 5.1 percent, respectively. Through September of 2006, unemployment rates increased to 4.3 percent and 4.9 percent in Burlington County and New Jersey, respectively, and decreased to 4.4 percent in the United States.

Description of Primary Market Area (cont.)

Exhibit 29 provides deposit data for banks and thrifts in Burlington County. Delanco Federal's deposit base in the market area was $69.4 million, representing a small 3.6 percent share of the market area's $1.9 billion total thrift deposits and a smaller 0.8 percent share of 8.3 billion of total deposits as of June 30, 2006. It is evident from the size of total deposits that the market area has a large deposit base, with Delanco Federal having minimal market penetration of both thrift deposits and total deposits.

Exhibit 30 provides interest rate data for each quarter for 2002 through the second quarter of 2006. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and a generally flat trend in 2003, with modest increases in One-Year Treasury Bills and 30-Year Treasury Notes. Rates indicated constant increases in each quarter in 2005, continuing at a strong pace in the first quarter of 2006 and followed by decreases in longer term Treasury rates in the second quarter of 2006.

SUMMARY

Burlington County, Delanco Federal's market area, has experienced an increase in population and households since 1990, with such trend projected to continue from 2006 through 2011. Burlington County indicated higher per capita income and median household income than the United States. In both 1990 and 2000, the median rent in Burlington County was higher than both the New Jersey and national averages. In 1990 and 2000, Burlington County's median housing value was also higher than in New Jersey and the United States.

Historically, the market area has had a slightly lower unemployment rate compared to New Jersey and the United States. Burlington County is a competitive financial institution market dominated by banks with a total deposit base for banks and thrifts in excess of $8.3 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Mid-Atlantic region and in New Jersey.

Exhibits 31 and 32 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 204 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 41 publicly-traded Mid-Atlantic thrifts ("Mid-Atlantic thrifts") and the 10 publicly-traded thrifts in New Jersey ("New Jersey thrifts"), and by trading exchange. Exhibit 33 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between September 30, 2005, and November 20, 2006.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Delanco Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Delanco Federal's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of November 20, 2006, two potential comparable group candidates had to be eliminated due to their involvement in a merger/acquisition transaction, First Federal Bancshares Inc. (Illinois) and Pocahontas Bancorp Inc. (Arkansas).

There is are no pending merger/acquisition transaction involving thrift institutions in Delanco Federal's city, county or market area, as indicated in Exhibit 34.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among

Mutual Holding Companies (cont.)

the relatively small universe of 68 publicly-traded mutual holding companies as well between those 68 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 34 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 68 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 280 publicly-traded, FDIC-insured institutions, including 68 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 153 are listed on NASDAQ, 68 are traded on the OTC Bulletin Board and 37 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of November 20, 2006, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to September 30, 2005.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Delanco, including the western and southwestern states.

The geographic location parameter consists of New England, Mid-Atlantic, Midwest and Southeast states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Delanco Federal, with assets of approximately $86.6 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 37 and 38 show the 42 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 37. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Delanco Federal with regard to asset mix. The balance

Introduction (cont.)

sheet parameters also distinguish institutions with a significantly different capital position from Delanco Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets was 8.6 percent at September 30, 2006, and reflects Delanco Federal's smaller share of investments compared to national and regional averages, and also lower than the average for New Jersey thrifts. The Bank's investments have consisted primarily of federal agency securities, mutual funds, equity and debt securities and deposits in other financial institutions. During the six months ended September 30, 2006, Delanco Federal reduced its balance of investment securities, excluding mortgage-backed securities, from $20.8 million at March 31, 2006, to $19.1 million at September 30, 2006.

For its most recent two fiscal years, Delanco Federal's average ratio of cash and investments to assets was a higher 40.2 percent, from a high of 45.3 percent in 2005 to a low of 35.0 percent in 2006, with a declining trend. It should be noted that, for the purposes of comparable group selection, Delanco Federal's $147,700 balance of Federal Home Loan Bank stock at September 30, 2006, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Delanco Federal's current average balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase

Cash and Investments to Assets

of mortgage-backed and mortgage derivative securities. The range has been defined as 20.0 or less of assets, with a midpoint of 10.0 percent.

Mortgage-Backed Securities to Assets

At September 30, 2006, Delanco Federal's ratio of mortgage-backed securities to assets was a higher 15.7 percent compared to the regional average of 14.6 percent and the national average of 9.1 percent for publicly-traded thrifts. The Bank's two most recent calendar year average is 22.1 percent, well above industry averages, with Delanco Federal's share of investments decreasing from 13.1 percent to 8.2 percent of total assets from 2005 to 2006.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 25.0 percent or less of assets and a midpoint of 12.5 percent.

One- to Four-Family Loans to Assets

Delanco Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 27.9 percent of the Bank's assets at September 30, 2006, which is moderately lower than the national average of 46.9 percent. The parameter for this characteristic requires any comparable group institution to have from 20.0 percent to 50.0 percent of its assets in one- to four-family loans with a midpoint of 35.0 percent.

Total Net Loans to Assets

At September 30, 2006, Delanco Federal had a 64.8 percent ratio of total net loans to assets and a lower two calendar year average of 52.0 percent, both being lower than the national average of 72.2 percent for publicly-traded thrifts and the Bank's current ratio being similar to the regional average of 64.7 percent. The Bank's ratio of total net loans to assets has demonstrated a declining trend during the last two fiscal years and continuing to decrease at September 30, 2006.

The parameter for the selection of the comparable group is from 50.0 percent to 85.0 percent with a midpoint of 67.5 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Delanco Federal

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Delanco Federal's shares of mortgage-backed securities to assets and total net loans to assets were 15.7 percent and 64.8 percent, respectively, for a combined share of 80.5 percent. Recognizing the industry and regional ratios of 9.1 percent and 14.6 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 85.0 percent, with a midpoint of 77.5 percent.

Borrowed Funds to Assets

Delanco Federal had a $1.0 million balance of borrowed funds at September 30, 2006, consisting of FHLB advances, representing 1.2 percent of assets. At March 31, 2006, the Bank had no borrowed funds, which is identical to its absence of borrowed funds at March 31, 2005.

Borrowed Funds to Assets (cont.)

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

Delanco Federal's equity to assets ratio was 9.42 percent at September 30, 2006, 10.89 percent at March 31, 2006, and a higher 11.12 percent at March 31, 2005. After conversion, based on the midpoint value of $18.0 million and a public offering of $8.1 million, with approximately 50.0 percent of the net proceeds of the public offering going to the Bank, Delanco Federal's equity is projected to stabilize in the area of 13.0 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 5.0 percent to 15.0 percent with a midpoint ratio of 10.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 38 presents five parameters identified as key indicators of Delanco Federal's earnings performance and the basis for such performance both historically and during the four quarters ended September 30, 2006. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended September 30, 2006, Delanco Federal's ROAA was a negative 0.06 percent based on core earnings after taxes of $49,000 and its net ROAA was a negative 0.03 percent based on a net loss of $27,000, as detailed in Item I of this Report. The Bank's ROAA over its most recent two calendar years, based on net earnings, was 0.49 percent in 2005 and 0.44 percent in 2006.

Considering the historical and current earnings performance of Delanco Federal, the range for the ROAA parameter based on core income has been defined as 0.70 percent or less with a midpoint of 0.35 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the minority stock offering, the Bank's ROAE for the twelve months ended September 30, 2006, was a negative 0.33 percent based on net income and a negative 0.60 percent based on core income. The parameter range for the comparable group, based on core income, is 12.0 percent or less with a midpoint of 6.0 percent.

Net Interest Margin

Delanco Federal had a net interest margin of 2.84 percent for the twelve months ended September 30, 2006, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in fiscal years 2005 and 2006 was 3.44 percent and 3.14 percent, respectively, with a two fiscal year average of 3.29 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.50 percent with a midpoint of 2.88 percent.

Operating Expenses to Assets

For the twelve months ended September 30, 2006, Delanco Federal had a 3.03 percent ratio of operating expense to average assets. In fiscal years 2005 and 2006, the Bank's expense ratios were a lower 2.60 percent and 2.97 percent, respectively. For its two most recent fiscal

Operating Expenses to Assets (cont.)

years ended March 31, 2006, Delanco Federal's operating expense ratio averaged 2.79 percent and indicates a modest upward trend. The Bank's current operating expense ratio remains considerably higher than the averages of 1.51 percent for publicly traded Mid-Atlantic savings institutions and 2.33 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a higher 2.35 percent for the twelve months ended September 30, 2006.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.25 percent to a high of 3.75 percent with a midpoint of 3.00 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, Delanco Federal has historically experienced a considerably lower than average dependence on noninterest income as a source of additional income. The Bank's noninterest income was $312,000, which included gains on the sale of investment securities, or 0.40 percent of assets for the twelve months ended September 30, 2006, compared to the higher 1.40 percent average for publicly-traded thrift institutions during that period. For the twelve months ended September 30, 2006, Mid-Atlantic thrifts and New Jersey thrifts had ratios of 0.58 percent and 0.18 percent, respectively. The Bank's ratio of noninterest income to average assets was 0.22 percent in 2005 and 0.63 percent in 2006.

The range for this parameter for the selection of the comparable group is 1.25 percent of average assets or less, with a midpoint of 0.63 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 38. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Delanco Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Delanco Federal's ratio of nonperforming assets to assets was 0.11 percent at September 30, 2006, which was lower than the national average of 0.68 percent for publicly-traded thrifts and lower than Mid-Atlantic thrifts at 0.28 percent and lower than the Bank's 0.58 percent ratio at March 31, 2006. For its two most recent fiscal years ended March 31, 2006, the Bank's ratio of nonperforming assets to total assets averaged 0.35 percent, ranging from a low of 0.11 percent in 2005 to a high of 0.58 percent in 2006.

The parameter range for nonperforming assets to assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Delanco Federal had no repossessed assets at September 30, 2006, and no repossessed assets at March 31, 2005 and 2006. National and regional averages were 0.12 percent and 0.03 percent, respectively, for publicly-traded thrift institutions at September 30, 2006.

Repossessed Assets to Assets (cont.)

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Delanco Federal had an allowance for loan losses of $267,000, representing a loan loss allowance to total assets ratio of 0.31 percent, at September 30, 2006, which is lower than its ratio at March 31, 2005, of 0.32 percent and identical to its 0.31 percent ratio at March 31, 2006. For the two fiscal years of 2005 and 2006, the Bank's loan loss reserve averaged 0.32 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 39, 40 and 41. The comparable group institutions range in size from $149.2 million to $594.8 million with an average asset size of $371.8 million and have an average of 7.0 offices per institution. One of the comparable group institutions was converted in 1985, one in 1986, one in 1987, one in 1994, one in 1995, three in 1996, one in 1999 and one in 2001. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated DIF. The comparable group institutions as a unit have a ratio of equity to assets of 8.73 percent, which is 13.3 percent lower than all publicly-traded thrift institutions in the United States and 24.3 percent lower than the ten publicly-traded thrift institutions in New Jersey, and for the most recent four quarters indicated a core return on average assets of 0.40 percent, lower than all publicly-traded thrifts at 0.91 percent and lower than publicly-traded New Jersey thrifts at 0.91 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Delanco Federal to all publicly-traded thrifts, to publicly-traded thrifts in the Mid-Atlantic region and to New Jersey thrifts, as well as to the ten institutions constituting Delanco Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 47.

As presented in Exhibits 42 and 43, at September 30, 2006, Delanco Federal's total equity of 9.42 percent of assets was higher than the 8.73 percent for the comparable group but lower than the 10.07 percent for all thrifts, the 10.41 percent for Mid-Atlantic thrifts and the 10.81 percent ratio for the new New Jersey thrifts. The Bank had a 64.80 percent share of net loans in its asset mix, modestly lower than the comparable group at 69.59 percent, and more notably lower than all thrifts at 72.21 percent and Mid-Atlantic thrifts at 64.68 percent, and lower than New Jersey thrifts at 68.23 percent. Delanco Federal's share of net loans, lower than industry averages, is primarily the result of its larger share of mortgage-backed securities, offset by its smaller share of cash and investments. The comparable group had a higher 13.72 percent share of cash and investments compared to the Bank at 8.62 percent, and a lower 10.16 percent share of mortgage-backed securities compared to the Bank's 15.67 percent. All thrifts had 9.08 percent of assets in mortgage-backed securities and 13.57 percent in cash and investments. Delanco Federal's 88.46 percent share of deposits was higher than the comparable group and New Jersey thrifts, and also higher than all thrifts and Mid-Atlantic thrifts, reflecting the Bank's lower than average 1.16 percent ratio of borrowed funds to assets. The comparable group had deposits of 72.89 percent and borrowings of 16.55 percent. All thrifts averaged a 59.18 percent share of deposits and 29.30 percent of borrowed funds, while Mid-Atlantic thrifts had a 56.28 percent share of deposits and a 31.12 percent share of borrowed funds. New Jersey thrifts averaged a 46.72 percent share of deposits and a 37.37 percent share of borrowed funds. Delanco Federal was absent intangible assets at September 30, 2006, compared to 0.48 percent for the comparable group, 0.83 percent for all thrifts, 1.62 percent for Mid-Atlantic thrifts and 0.81 percent for New Jersey thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 44 and 45 and provide a synopsis of key sources of income and key expense items for Delanco Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 46, for the twelve months ended September 30, 2006, Delanco Federal had a yield on average interest-earning assets lower than the comparable group, all thrifts, Mid-Atlantic thrifts and New Jersey thrifts. The Bank's yield on interest-earning assets was 5.21 percent compared to the comparable group at 5.99 percent, all thrifts at 6.05 percent, Mid-Atlantic thrifts at 5.74 percent and New Jersey thrifts at 5.51 percent.

The Bank's cost of funds for the twelve months ended September 30, 2006, was lower than the comparable group, all thrifts, Mid-Atlantic thrifts, and New Jersey thrifts. Delanco Federal had an average cost of interest-bearing liabilities of 2.44 percent compared to 3.02 percent for the comparable group, 3.12 percent for all thrifts, 2.98 percent for Mid-Atlantic thrifts and 2.86 percent for New Jersey thrifts. The Bank's lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 2.77 percent, which was lower than the comparable group at 2.96 percent and all thrifts at 2.92 percent, similar to Mid-Atlantic thrifts at 2.76 percent, and higher than New Jersey thrifts at 2.65 percent. Delanco Federal generated a net interest margin of 2.84 percent for the twelve months ended September 30, 2006, based on its ratio of net interest income to average interest-earning assets, which was moderately lower than the comparable group ratio of 3.03 percent. All thrifts averaged a higher 3.19 percent net interest margin for the trailing four quarters, with Mid-Atlantic thrifts at 2.99 percent and New Jersey thrifts at a lower 2.97 percent.

Delanco Federal's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 45. The Bank had a provision for loan losses of 0.05 percent of assets during the twelve months ended September 30, 2006. The comparable group indicated a provision representing 0.13 percent of assets, with all thrifts at 0.14 percent, Mid-Atlantic thrifts at 0.08 percent and New Jersey thrifts at 0.01 percent.

Analysis of Financial Performance (cont.)

The Bank's noninterest income was $391,000 or 0.40 percent of average assets for the twelve months ended September 30, 2006. The comparable group had a 0.61 percent ratio noninterest income to average assets, which was lower than all thrifts at 1.40 percent, similar to Mid-Atlantic thrifts at 0.58 percent and higher than New Jersey thrifts at 0.18 percent. For the twelve months ended September 30, 2006, Delanco Federal's operating expense ratio was 3.03 percent of average assets, which was higher than the comparable group at 2.74 percent and higher than all thrifts at 2.33 percent, Mid-Atlantic thrifts at 1.51 percent and New Jersey thrifts at 0.99 percent.

The overall impact of Delanco Federal's income and expense ratios is reflected in the Bank's net loss and negative return on assets. For the twelve months ended September 30, 2006, the Bank had a negative net ROAA of (0.03) percent and a negative core ROAA of (0.06) percent, reflecting its net losses of $27,000 and negative core earnings of $49,000, as indicated in Section I and Exhibit 9 of this Report. For its most recent four quarters, the comparable group had a net ROAA of 0.42 percent and a modestly lower core ROAA of 0.40 percent. All publicly-traded thrifts averaged a higher 0.91 percent core ROAA, with Mid-Atlantic thrifts at 0.91 percent and New Jersey thrifts at 0.91 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Delanco Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the amount of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; maintaining a lower ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to control its overhead expenses and improve its efficiency ratio. In the future, following its minority offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its noninterest income, increase the amount and consistency of its net income, increase its return on assets and return on equity, and stabilize its overhead expenses within the context of its branch network.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank was an active originator of both mortgage loans and non-mortgage loans during the six and twelve months ended September 30, 2006, although in fiscal years ended March 31, 2006 and 2005, nonmortgage loans constituted a considerably smaller share of loan originations. During the second and third quarters of 2006, total loans increased by $14.8 million based on originations of $19.1 million and principal reductions of $4.3 million. Of those $19.1 of originations, $4.9 million or 27.8 percent represented nonmortgage loans compared to a much lower 12.5 percent during the year ended March 31, 2006. During the twelve months ended September 30, 2006, total loan originations were $29.0 million with 24.1 percent constituting nonmortgage loans. It should be noted that 39.4 percent of the loans originated during the six months ended September 30, 2006, and 36.9 percent of the loans originated during the twelve months ended September 30, 2006, were higher risk commercial real estate and nonmortgage loans.

From March 31, 2005, to September 30, 2006, total loans receivable increased by a $21.6 million or an annualized increase of 40.2 percent from $35.3 million to $56.6 million. During that period, the loan categories indicating growth were residential mortgage loans, which increased by $4.5 million, nonresidential mortgage loans, which increased by $5.5 million, commercial business loans, which increased by $2.8 million, and consumer loans, which increased by $8.8 million.

The impact of Delanco Federal's lending efforts has been to generate a yield on average interest-earning assets of 5.21 percent for the twelve months ended September 30, 2006, compared to a higher 5.99 percent for the comparable group, 6.05 percent for all thrifts and 5.74

percent for Mid-Atlantic thrifts. The Bank's ratio of interest income to average assets was 4.75 percent for the twelve months ended September 30, 2006, which was lower than the comparable group at 5.59 percent, all thrifts at 5.43 percent and Mid-Atlantic thrifts at 5.16 percent.

Delanco Federal's 2.44 percent cost of interest-bearing liabilities for the twelve months ended September 30, 2006, was lower than the comparable group at 3.02 percent, all thrifts at 3.12 percent, Mid-Atlantic thrifts at 2.98 percent and New Jersey thrifts at 2.86 percent. The Bank's resulting net interest spread of 2.77 percent for the twelve months ended September 30, 2006, was lower than the comparable group at 2.96 percent and all thrifts at 2.92 percent, similar to Mid-Atlantic thrifts at 2.76 percent, but higher than New Jersey thrifts at 2.65 percent. The Bank's net interest margin of 2.84 percent, based on average interest-earning assets for the twelve months ended September 30, 2006, was lower than the comparable group at 3.03 percent, all thrifts at 3.19 percent and Mid-Atlantic thrifts at 2.99 percent.

The Bank's ratio of noninterest income to average assets was 0.40 percent for the twelve months ended September 30, 2006, which includes $176,000 of gains on the sale of securities equal to 0.22 percent of average assets. Net of those gains, likely to be nonrecurring, Delanco Federal's ratio of noninterest income to average assets was a much lower 0.18 percent. The comparable group's ratio of noninterest income to assets was 0.61 percent, with only 0.01 percent attributable to gains, resulting in a much higher ratio of 0.60 percent. Total noninterest income represented 1.40 percent and 0.58 percent for all thrifts and Mid-Atlantic thrifts, respectively, with net ratios of 1.05 percent and 0.46 percent, respectively.

Operating expenses incurred by the Bank were a moderate 10.6 percent higher than the comparable group but more significantly higher than all thrifts, Mid-Atlantic thrifts and New Jersey thrifts. For the twelve months ended September 30, 2006, Delanco Federal had an operating expenses to assets ratio of 3.03 percent compared to 2.74 percent for the comparable group, 2.33 percent for all thrifts, 1.51 percent for Mid-Atlantic thrifts and 0.99 percent for New Jersey thrifts.

Earnings Performance (cont.)

For the twelve months ended September 30, 2006, Delanco Federal generated lower noninterest income, higher noninterest expenses and a lower net interest margin relative to its comparable group. As a result, the Bank had negative net earnings and negative core earnings for the twelve months ended September 30, 2006, resulting in a negative net ROAA of (0.33) percent and a negative core ROAA of (0.60) percent. Based on net earnings, the Bank had a positive 0.49 percent return on average assets in calendar 2005, following positive ROAA of 0.52 percent in 2004 and 0.64 percent in 2003. For the twelve months ended September 30, 2006, the comparable group had a positive core ROAA of 0.40 percent, while all thrifts indicated a higher 0.91 percent. The comparable group had a net ROAA of 0.42 percent for the twelve months ended September 30, 2006, with all thrifts at 0.88 percent and Mid-Atlantic thrifts at 0.79 percent.

The earnings stream and net earnings of Delanco Federal will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. Net of gains and losses, Delanco Federal's noninterest income indicated relatively mild fluctuation from calendar 2002 to 2005 and for the twelve months ended September 30, 2006, averaging 0.21 percent of average assets, which was significantly lower than the comparable group at 0.61 percent for the twelve months ended September 30, 2006. The Bank's overhead expenses and its ratio of noninterest expenses to average assets indicated a steadily increasing trend from fiscal years 2002 to 2006 and for the twelve months ended September 30, 2006. The Bank's net interest margin, lower than the comparable group, has been the result of its lower yield on assets, partially offset by its generally lower cost of funds. Delanco Federal's cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates continue to increase from their record lows in 2003 and 2004. Continued upward pressure on lending rates is also anticipated. Delanco Federal's composite yield on interest-earning assets is likely to increase modestly to moderately, based on the mix and repricing interval of the Bank's loan portfolio, although the predominance of fixed-rate loans will limit the potential for increase. Investments should also experience a modestly higher yield, although their low dollar balance will somewhat marginalize the impact of such higher yield . It is also likely, however, that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates on individual mortgage and non-mortgage loan products.

Delanco Federal's growth strategy, which includes the opening of a third branch in 2009, recognizes that the need to increase loans and deposits requires the very competitive pricing of its loan and deposit products. Consequently, the Bank projects gradual and modest improvement in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE during the three year planning horizon through 2009.

It is also recognized that Delanco Federal's current negative core ROAA, compared to the lower than average but higher ROAA of its comparable group, was just slightly positive in fiscal year 2006 and was a positive but considerably lower than average at 0.52 percent and 0.49 percent in calendar years 2004 and 2005, respectively. Delanco Federal's net interest margin and net interest spread have decreased moderately since 2002, and both metrics remain lower than comparable group, national and regional averages. Immediately following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in an initially flat ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank's business plan, during the next three years the Bank's ROAA and ROAE are projected to increase modestly but steadily to ratios that remain substantially lower than comparable group, regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both Delanco Federal's current and projected performance measures, a moderate downward adjustment has been made to Delanco Federal's pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, the Bank's deposit primary market area encompasses Burlington County, New Jersey, the location of both of Delanco Federal's full service offices. The Bank's home office is in Delanco Township and its recently opened branch office is in Cinnaminson Township. Based on its home office location and deposit sources, Delanco Federal experienced deposit growth $21.9 million from December 31, 2001, to December 31, 2005, representing an annualized increase of 6.8 percent. The Bank's deposits increased by another $15.9 million, approximately half of which were garnered in the third quarter of 2006 and related to the opening of the Cinnaminson branch.

Since 1990, Burlington County has experienced a population increase, generally similar to increases in New Jersey and the United States. Per capita income has been somewhat lower than state and national averages, while median household income has been modestly higher than New Jersey and significantly higher than the United States. The median housing value in Burlington County is moderately than in New Jersey, but considerably higher than in the United States.

The historical unemployment rate in Burlington County has generally been modestly lower than the state and national rates, but in September, 2006, Burlington County's unemployment rate was virtually identical to the national rate and only sightly lower than the rate in New Jersey.

In Delanco Federal's market area, the services sector represents the strong primary source of employment, followed by the wholesale/retail and manufacturing sectors, which parallels New Jersey and the United States. The level of financial competition Delanco Federal's market area was strong at June 30, 2006, the most recent reporting date, with commercial banks holding a strong majority of deposits. The Bank had a very modest penetration of thrift deposits and a slight penetration of bank deposits in Burlington County. Delanco Federal experienced net increases in deposits in four of its five most recent fiscal years and, as discussed above, an overall net deposit increase since 2001 . It should be noted that from June 30, 2004, to June 30, 2006, Delanco Federal's deposits in Burlington County decreased from $62.6 million or a 1.04 percent market share to $69.4 million or a smaller 0.83 percent market share. The Bank's deposit increase of 10.8 percent was considerably smaller than the 40.0 percent increase of all Burlington County deposits during that period. During that two year period, the number of banking offices in the county increased from 144 at June 30, 2004, to 150 at June 30, 2005.

In recognition of the foregoing factors, with recognition of possibly limited deposit potential in a very competitive market, we believe that a small downward adjustment is warranted for the Bank's current market area.

FINANCIAL CONDITION

The financial condition of Delanco Federal is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 41, 42 and 43. The Bank's ratio of total equity to total assets was 9.42 percent at September 30, 2006, which was modestly higher than the comparable group at 8.73 percent, but lower than all thrifts at 10.07 percent and Mid-Atlantic thrifts at 10.41 percent. With a conversion at the midpoint, the Corporation's consolidated pro forma equity to assets ratio will increase to approximately 15.5 percent. The Bank's pro forma equity to assets ratio and tangible capital ratio will be 12 percent following a midpoint conversion, based on the Bank receiving 50 percent of the net conversion proceeds.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 88.46 percent ratio of deposits to total assets was higher than the comparable group at 72.89 percent, and significantly higher than all thrifts at 58.18 percent and Mid-Atlantic thrifts at 56.28 percent. Those variations are directly related to Delanco Federal's 1.16 percent ratio of borrowed funds to assets, which was lower than the comparable group at 16.55 percent, all thrifts at 29.30 percent and Mid-Atlantic thrifts at 31.12 percent.

Delanco Federal had a 64.80 percent ratio of net loans to total assets at September 30, 2006, modestly lower than the comparable group at 69.59, moderately lower than all thrifts at 72.21 percent and similar to Mid-Atlantic thrifts at 64.68 percent. The Bank's 8.62 percent share of cash and investments was much lower than the comparable group at 13.72 percent, all thrifts at 13.57 percent and Mid-Atlantic thrifts at 15.07 percent; but Delanco Federal's 15.67 percent ratio of mortgage-backed securities to total assets was higher than the comparable group at 10.16 percent, all thrifts at 9.08 percent and Mid-Atlantic thrifts at 14.57 percent and New Jersey thrifts at 13.96 percent. Although the Bank's combined share of cash and investments and mortgage-backed securities is generally in line with comparable group, as well as national, and regional and state averages, its larger share of fixed-rate residential mortgage loans with longer repricing intervals in a rising interest rate environment is a significant basis for its lower yield on interest-earning assets relative to the comparable group

Financial Condition (cont.)

Delanco Federal had no intangible assets compared to 0.48 percent for the comparable group and a higher 0.83 percent for all thrifts and 1.62 percent for Mid-Atlantic thrifts. The Bank was absent repossessed assets at September 30, 2006, and at the close of its four most recent fiscal years. At September 30, 2006, the comparable group had a 0.15 percent ratio of repossessed assets to total assets, while all thrifts and Mid-Atlantic thrifts had ratios of 0.12 percent and 0.03 percent, respectively.

The financial condition of Delanco Federal is strengthened by its lower 0.11 percent ratio of nonperforming assets to total assets at September 30, 2006, compared to higher ratios of 0.55 percent ratio for the comparable group, 0.68 percent for all thrifts and 0.28 percent for Mid-Atlantic thrifts. For its two most recent fiscal years, the Bank's ratio of nonperforming assets to total assets was a higher 0.58 percent at March 31, 2006, and 0.11 percent at March 31, 2005.

The Bank had a lower 10.17 percent ratio of high risk real estate loans to assets compared to 24.97 percent for the comparable group, 25.72 percent for all thrifts and 22.03 percent for Mid-Atlantic thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties. As previously discussed, 43.0 percent of Delanco Federal's total loans at September 30, 2006, were secured by one- to four-family residential properties.

At September 30, 2006, Delanco Federal had $267,000 of allowance for loan losses, which represented 0.31 percent of assets and 0.47 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.71 percent of assets and 1.01 percent of total loans. More significant, however, is an institution's ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. Delanco Federal's $267,000 of allowance for loan losses, represented a higher 290.21 percent of nonperforming assets at September 30, 2006, compared to the comparable group's 151.66 percent. All thrifts and Mid-Atlantic thrifts had ratios of 208.05 percent and 250.02 percent, respectively. Delanco Federal had no net charge-offs for the twelve months ended September 30, 2006, resulting in a zero ratio of net charge-offs to average total loans, compared to ratios of 0.29 percent for the comparable group, 0.12 percent for all thrifts and 0.07 percent for Mid-Atlantic thrifts.

Historically and in recent periods, Delanco Federal has experienced minimal levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates. Such interest rate risk is related in part to the Bank's strong share of loans maturing or repricing in less than five years, its balance of adjustable-rate mortgage-backed securities and its cash and shorter term investments and deposits.

Overall, with particular consideration of the Bank's equity ratio, asset quality, reserves, coverage, interest rate risk and respective shares of loans and deposits relative to the comparable group, we believe that no adjustment is warranted for Delanco Federal's current financial condition.

ASSET, LOAN, DEPOSIT AND EARNINGS GROWTH

During its most recent five calendar years, Delanco Federal has been characterized by similar rates of growth in assets, loans and deposits relative to the comparable group. Further compared to national and regional averages, however, the Bank is significantly lower in all three balance sheet categories The Bank's average annual asset growth rate from 2001 to 2005 was 6.53 percent, compared to a 4.2 percent average annual growth rate for the comparable group, 10.9 percent for all thrifts and 12.2 percent for Mid-Atlantic thrifts. Delanco Federal's lower asset growth rate is consistent with its deposit growth and lower balance of borrowings during that five year period. The Bank's loan portfolio indicates an average annual increase of 3.5 percent from 2001 to 2005, compared to an average growth rate of 4.7 percent for the comparable group, but much higher growth rates of 11.4 percent for all thrifts and 12.1 percent for Mid-Atlantic thrifts.

Asset, Loan, Deposit and Earnings Growth (cont.)

Delanco Federal's deposits indicate an average annual increase of 6.8 percent from 2001 to 2005, representing a dollar increase of $21.9 million during those five years, with an additional increase of $15.0 million or 1.0 percent during the first three quarters of 2006, a predominance of which relates to the initial surge of deposits from its new branch. Annual deposit changes ranged from a strong increase of 14.6 percent in 2002 to a decrease of (2.0) percent in 2005, compared to five year average growth rates of 6.8 percent for the comparable group, 11.4 percent for all thrifts and 10.8 percent for Mid-Atlantic thrifts. Consistent with its deposit growth, Delanco Federal had no borrowed funds during those five years, but took FHLB advances of $2.5 million in the second quarter of 2006, which were reduced to $1.0 million by September 30, 2006. Such deposit growth and the absence of borrowed funds were the basis for the Bank's increase in assets during those five years. At September 30, 2006, Delanco Federal's 1.2 percent ratio of borrowed funds to assets was lower than the comparable group at 16.6 percent.

The Bank's ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Burlington County, the location of both of Delanco Federal's offices, experienced an increasing trend in population and households between 1990 and 2000 and between 2000 and 2006, modestly higher than state increases and generally in line with national increases during those periods. Smaller increases in population and households are projected through 2011. In both 2000 and 2005, Burlington County indicated slightly lower per capita income and modestly higher median household income compared to New Jersey, with both being higher than in the United States. In 1990 and 2000, housing values in Burlington County were lower than in New Jersey but higher than the national median value.

The Bank's historical dependence on Burlington County, the location of both of its existing offices and its planned third office, could result in lower asset growth in the future as a result of its competitive operating environment, recognizing the slower growth in population and households projected during the next five years.

From June 30, 2001, to June 30, 2006, Delanco Federal's deposits in Burlington County increased from $46.1 million or a 1.00 percent market share to $69.4 million or a smaller 0.83 percent market share. The Bank's deposit increase of 50.7 percent was considerably smaller than the 80.5 percent increase of all Burlington County deposits during that period. As discussed previously, using a more recent perspective, from June 30, 2004, to June 30, 2006, Delanco Federal's deposits in Burlington County increased from $62.6 million or a 1.04 percent market share to $69.4 million or a smaller 0.83 percent market share. As in the five year view, the Bank's two year deposit increase of 10.8 percent was considerably smaller than the 40.0 percent increase of all Burlington County deposits during that period and the number of banking offices in the county increased from 144 at June 30, 2004, to 150 at June 30, 2005.

The strategies indicated in Delanco Federal's business plan include the opening of one de novo branch in early 2009, to be located in Burlington County. Overall, the Bank's short to medium term focus is on growth and product diversification with an emphasis on increasing its portfolio of commercial real estate loans and commercial business loans at the expense of improved operating performance. Although assets, loans and deposits are projected to experience growth of between 20 percent and 25 percent in each of the three years following conversion, Delanco Federal's yield on earning assets is projected to increase modestly, particularly considering its larger projected balance of commercial real estate and business loans. The Bank's cost of funds is also projected to increase as it competes for deposits in a competitive environment with the overhead of its recently opened branch in Cinnaminson and the de novo branch planned in 2009. The Bank's overhead expenses and ratio, are projected to remain well in excess of industry and regional averages and its noninterest income is projected to remain lower than those averages. Delanco Federal's ROAA is projected to increase very modestly during the next three years to a level considerably lower than the current ROAA of the comparable group and significantly lower than national and regional averages.

Asset, Loan, Deposit and Earnings Growth (cont.)

Overall, the Bank's efficiency ratio, currently at approximately 95 percent, is projected to remain above 80 percent through 2009, which is significantly less favorable than current industry averages of 58.8 percent for all thrifts, 78.7 percent for thrifts with assets under $100 million and 55.0 percent for thrifts in Delanco Federal's OTS region.

Delanco Federal's execution of an aggressive growth strategy, although well considered, beginning from its current earnings performance position entails risk that have been recognized and calculated by the Bank in its business planning process. Such a strategy can be deterred or inhibited by both internal and external factors, including management, staffing, branch site selection, interest rate trends, changing demographics and overall economic conditions. At best, however, even robust growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value. Although such growth might eventually contribute to improved performance beyond that horizon, to recognize and apply such improvement to current value, considering the time issue and the associated risk, would be speculative in the context of Delanco Federal's historical and current operations.

Although Burlington County demographics have, in most categories, generally kept pace with state and national metrics, Delanco Federal has not maintained its market share of deposits relative to deposit growth in the county, notwithstanding the surge of deposits generated by its new branch. Based on the foregoing factors, we have concluded that a small downward adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.56 percent and a payout ratio of 48.30 percent. It should be noted that one of the comparable group institutions, Park Bancorp, Inc., paid cash dividends notwithstanding net losses, resulting in a payout that is not meaningful.

In our opinion, a no adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2005, investors' interest in new issues was limited and subscription levels were consistently low to moderate, although a few issues received stronger response from the marketplace. New issues also attracted less interest from investors in 2005 and to date in 2006, and aftermarket price increases have been lower than in previous years. Overall, the recent and current reaction of IPO investors appears generally related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of recent offerings has been small relative to the 1990s, there appears to be only moderate demand for new financial institution issues. Even some issues attracting greater interest have experienced smaller than expected price increases and, in some cases, price decreases in the aftermarket.

The Corporation will direct its offering to depositors of the Bank and, if there is a community offering, to the general public with a preference to residents of Burlington County,

Subscription Interest (cont.)

New Jersey. The board of directors and officers anticipate purchasing approximately $450,500 of the conversion stock or 45,050 shares, which represents 5.6 percent of the stock offered to the public based on the appraised midpoint valuation.

The Corporation has engaged the services of Ryan Beck & Co. ("Ryan Beck") to assist in the marketing and sale of the conversion stock.

Based on the characteristics of Delanco Federal relative to the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial offerings, we believe that a moderate downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's total public offering is considerably smaller in size relative to the average market value of the comparable group and Mid-Atlantic thrifts. The comparable group has an average market value of $38.3 million for the stock outstanding compared to a midpoint public offering of $8.1 million for the Corporation. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 1,317 shares during the last four quarters. With 810,000 shares to be outstanding at the midpoint of the offering range, the Corporation will have many fewer shares outstanding than the comparable group with an average of 1.9 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a moderate downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

As previously discussed, Delanco Federal's senior management team includes its president and chief executive officer, Robert M. Notigan, and its senior vice president, treasurer and chief financial officer, Douglas R. Allen, Jr.

Although net interest margin, overhead expenses, efficiency ratio and earnings have historically been less favorable than the comparable group and industry averages, over the past several years, the management of Delanco Federal has been successful in significantly increasing the Bank's loans and deposits portfolio and reducing investments, resulting in a loans to assets ratio approaching comparable group and industry averages and a ratio of deposits to assets well in excess of those averages. Historically, the Bank's ratio of interest-earning assets to total assets has also in line with or higher than the comparable group and industry averages; but the Bank's investment in its recently opened branch substantially increased its fixed assets balance and its ratio of nonearning assets to total assets. Delanco Federal has historically maintained a higher ratio of deposits to assets and a lower ratio of borrowed funds to assets relative to the comparable group and industry averages; and its cost of interest-bearing liabilities has been lower than comparable group and industry averages.

Delanco Federal's nonperforming assets are currently lower than industry averages and have indicated improvement since 2004. At September 30, 2006, the Bank was absent repossessed assets.

Overall, although the Bank experienced negative net and core earnings for its most recent four quarters, earnings were positive but modest in its three most recent fiscal years. Delanco Federal's financial condition has been stable and its assets quality has consistently been more favorable to industry averages. We believe the Bank is managed in a manner and at a professional level generally commensurate with the comparable group institutions; and we recognize that management has prepared a business plan and a use of conversion proceeds that are intended to improve the performance of Delanco Federal in future years.

Management (cont.)

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have stabilized and improved, more emphasis has been placed on the price to earnings method. During the past two years, however, as rising interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of Delanco Bancorp, Inc., primary emphasis has been placed on the price to book value method, due to the Bank's net and core after tax losses for the twelve months ended September 30, 2006. Additional analytical and correlative attention has been given to the price to earnings method.

As primarily a correlative indicator, the price to net assets method has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for earnings performance, the Bank's market area, subscription interest, the liquidity of the stock and asset, loan and deposit growth. No adjustments were made for the Bank's financial condition, marketing of the issue and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, including Delanco Federal, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. In the case of a minority offering such as Delanco Federal, however, the application of the prescribed formulary computation to a sale of less than all the shares based on the full valuation of the institution might return a value in excess of the book value of the institution. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 49 shows the average and median price to book value ratios for the comparable group which were 122.62 percent and 121.85 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 98.20 percent (Home City Financial) to a high of 165.52 percent (Elmira Savings Bank). The comparable group had moderately higher average and median price to tangible book value ratios of 129.23 percent and 133.80 percent, respectively, with the range of 99.80 percent to a higher 167.37 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 101.60 percent to a high of 141.05; and the comparable group's price to tangible book value range also narrowed modestly from a low of 102.90 percent to a high of 143.33 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 73.67 percent and a price to tangible book value ratio of 74.22 percent at the midpoint. The price to book value ratio increases from 69.77 percent at the minimum to 79.53 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 70.35 percent at the minimum to 80.01 percent at the maximum, as adjusted.

The Corporation's pro forma price to book value and price to tangible book value ratios of 73.67 percent and 74.22 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 48, are influenced by the Bank's capitalization, local market and percentage of public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's fully converted ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 17.17 percent compared to 10.45 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $8,153,000 at September 30, 2006, the indicated pro forma market value of the Bank using this approach is $18,105,325 at the midpoint (reference Exhibit 48).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, Delanco Federal's after tax net loss for the twelve months ended September 30, 2006, was $27,000, and the Bank's core net loss for that period was $49,000, based on the adjustments shown in Exhibit 7. Considering such earnings bases and trends, we have concluded that neither the price to net earnings method nor the price to core earnings method is meaningful.

The average price to core earnings multiple for the comparable group was 25.19, while the median was 21.69. The average price to net earnings multiple was a lower 23.63 and the median multiple was 21.27. The comparable group's price to core earnings multiple was higher than the 24.76 average multiple for all publicly-traded, FDIC-insured thrifts, and higher than their median of 17.38. The range in the price to core earnings multiple for the comparable group was from a low of 17.16 (Home City Financial Corp.) to a high of 53.48 (First Keystone Financial). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 17.32 to a high of 31.77 times earnings for eight of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a significant narrowing at the upper end.

Considering the negative net and core earnings positions of Delanco Federal for the twelve months ended September 30, 2006, it is our opinion that the price to core earnings method is not meaningful.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 48 indicates that the average price to assets ratio for the comparable group was 10.45 percent and the median was 9.65 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.27 percent (First Keystone Financial) to a high of 16.22 percent (Park Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 9.13 percent and a high of 12.23 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 17.17 percent at the midpoint, which ranges from a low of 15.02 percent at the minimum to 21.57 percent at the maximum, as adjusted.

Based on the Bank's September 30, 2006, asset base of $86,565,000, the indicated pro forma market value of the Corporation using the price to assets method is $17,945,600 at the midpoint (reference Exhibit 48).

VALUATION CONCLUSION

Exhibit 54 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value and price to assets approaches. At the midpoint value, the price to book value ratio of 73.67 percent for the Corporation represents a discount of 39.92 percent relative to the comparable group and decreases to a discount of 35.14 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 64.32 percent, increasing to a premium of 106.40 percent at the maximum, as adjusted.

It is our opinion that as of November 20, 2006, the fully converted pro forma market value of the Corporation, was $18,000,000 at the midpoint, representing 1,800,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $15,300,000 or 1,530,000 shares at $10.00 per share to a maximum of $20,700,000

Valuation Conclusion (cont.)

or 2,070,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $23,805,000 or 2,380,500 shares at $10.00 per share.

Our valuation assumptions, process and conclusions recognize that the minority public offering contemplates the sale of 45.0 percent of the outstanding shares, representing offerings of $8,100,000 or 810,000 shares at the midpoint, $6,885,000 or 688,500 shares at the minimum, $9,315,000 or 931,500 shares at the maximum and $10,712,250 or 1,071,225 shares at the maximum, as adjusted.

The fully converted pro forma appraised value of Delanco Bancorp, Inc. as of November 20, 2006 was $18,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

DELANCO BANCORP, INC. AND SUBSIDIARY
Delanco, New Jersey

Consolidated Statement of Financial Condition
At September 30, 2006

	At September 30, 2006
ASSETS	
Cash and cash equivalents	
Cash and amounts due from depository institutions	$ 834,972
Interest-bearing deposits in other banks	1,111,926
Total cash and cash equivalents	1,946,898
Investment securities	
Securities held-to-maturity	18,562,858
Securities available-for-sale	519,388
Total investment securities	19,082,246
Loans, net of allowance for loan losses of $267,448	56,089,725
Accrued interest receivable	
Loans	272,227
Investments	101,140
Total accrued interest receivable	373,367
Premises and equipment, net	8,393,768
Investment required by law - stock in Federal Home Loan Bank, at cost	147,700
Deferred income taxes	32,200
Bank-owned life insurance	119,024
Pre-paid income taxes	118,325
Other assets	261,795
Total assets	$ 86,565,048
LIABILITIES	
Deposits	
Noninterest-bearing deposits	$ 3,201,787
Interest-bearing deposits	73,376,015
Total deposits	76,577,802
Advances from Federal Home Loan Bank	1,000,000
Accrued interest payable	137,393
Advance payments by borrowers for taxes and insurance	232,151
Deferred income taxes	--
Other liabilities	464,574
Total liabilities	78,411,920
STOCKHOLDERS' EQUITY	
Preferred stock, $.01 par value, 3,000,000 shares authorized No shares issued	--
Common stock, $.01 par value, 7,000,000 shares authorized 100 shares issued and outstanding	1
Retained earnings, substantially restricted	7,972,880
Accumulated other comprehensive income	180,247
Total stockholders' equity	8,153,128
Total liabilities and stockholders' equity	$ 86,565,048

Source: Delanco Bancorp, Inc.'s unaudited financial statements

EXHIBIT 2

DELANCO BANCORP, INC. AND SUBSIDIARY
Delanco, New Jersey

Consolidated Statements of Financial Condition
At March 31, 2005 and 2006

	March 31,	
	2006	2005
ASSETS		
Cash and cash equivalents		
Cash and amounts due from depository institutions	$ 312,943	$ 361,607
Interest-bearing deposits in other banks	5,240,115	4,938,087
Total cash and cash equivalents	5,553,058	5,299,694
Investment securities		
Securities held-to-maturity	20,167,613	24,014,444
Securities available-for-sale	674,627	2,810,633
Total investment securities	20,842,240	26,825,077
Loans, net of allowance for loan losses	41,368,965	34,773,543
Accrued interest receivable		
Loans	175,244	166,554
Investments	110,806	136,027
Total accrued interest receivable	286,050	302,581
Premises and equipment, net	6,875,521	2,823,721
Investment required by law - stock in Federal Home Loan Bank, at cost	105,700	422,400
Investment in nonmarketable security	--	15,000
Bank-owned life insurance	113,990	103,720
Other assets	335,245	368,434
Total assets	75,480,769	70,934,170
LIABILITIES		
Deposits		
Noninterest-bearing deposits	$ 2,450,557	$ 1,745,192
Interest-bearing deposits	64,081,772	60,551,965
Total deposits	66,532,329	62,297,157
Advances from Federal Home Loan Bank	--	--
Accrued interest payable	47,529	15,640
Advance payments by borrowers for taxes and insurance	226,639	216,754
Deferred income taxes	66,800	82,688
Other liabilities	385,785	432,832
Total liabilities	67,259,082	63,045,071
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 3,000,000 shares authorized No shares issued	--	--
Common stock, $.01 par value, 7,000,000 shares authorized 100 shares issued and outstanding	1	1
Retained earnings, substantially restricted	7,952,763	7,636,325
Accumulated other comprehensive income	268,923	252,773
Total stockholders' equity	8,221,687	7,889,099
Total liabilities and stockholders' equity	$ 75,480,769	$ 70,934,170

Source: Delanco Bancorp, Inc.'s audited financial statements

EXHIBIT 3

DELANCO BANCORP, INC. AND SUBSIDIARY
Delanco, New Jersey

Consolidated Statements of Income
For the Six Months Ended September 30, 2005 and 2006
(Unaudited)

	Six Months Ended September 30,	
	2006	2005
Interest income		
Loans	$ 1,547,774	$ 1,032,468
Investment securities	497,255	656,956
Total interest income	2,045,029	1,689,424
Interest expense:		
Interest-bearing checking accounts	20,653	17,911
Passbook and money market accounts	303,804	128,852
Certificates of deposits	640,421	467,963
Advances from Federal Home Loan Bank	32,703	128
Total interest expense	997,581	614,854
Net interest income	1,047,448	1,074,570
Provision for loan losses	30,000	--
Net interest income after provision for loan losses	1,017,448	1,074,570
Noninterest income		
Net gain (loss) on sale of securities available-for-sale	193,709	343,460
Service charges	41,173	47,355
Income from bank owned life insurance	5,034	10,270
Other	22,038	22,060
Total other income	261,954	423,145
Noninterest expense		
Salaries and employee benefits	757,916	619,221
Advertising	19,789	20,978
Office supplies, telephone and postage	45,647	27,103
Net occupancy expense	145,308	97,204
Federal insurance premiums	4,016	4,275
Data processing expenses	65,850	41,404
MAC expenses	25,472	25,335
Bank charges and fees	26,248	26,343
Insurance and surety bond premium	20,153	20,221
Dues and subscriptions	18,035	18,337
Audit service	18,000	18,000
On-line banking expense	29,492	23,035
Other operating expenses	80,704	68,159
Total other expenses	1,256,630	1,009,615
Income before income tax expense	22,772	488,100
Federal income tax	1,653	82,872
State income tax	1,002	41,921
Total income taxes	2,655	124,793
Net income	$ 20,117	$ 363,307

Source: Delanco Bancorp, Inc.'s Unaudited Financial Statements

EXHIBIT 4

DELANCO BANCORP, INC. AND SUBSIDIARY
Delanco, New Jersey

Consolidated Statements of Income
For the Years Ended March 31, 2005 and 2006

	Years Ended March 31,	
	2006	2005
Interest and Dividend Income		
Loans	$ 2,137,927	$ 2,116,474
Investment securities	1,251,369	1,285,702
Total interest income	3,389,296	3,402,176
Interest expense:		
Interest-bearing checking accounts	39,909	39,179
Passbook and money market accounts	287,773	196,536
Certificates of deposits	994,860	846,340
Advances from Federal Home Loan Bank	503	840
Total interest expense	1,323,045	1,082,895
Net interest income	2,066,251	2,319,281
Provision for loan losses	10,000	12,500
Net interest income after provision for loan losses	2,056,251	2,306,781
Noninterest income		
Net gain on sale of nonmarketable securities	345,166	--
Net gain (loss) on sale of securities available-for-sale	(19,102)	--
Service charges	96,244	96,900
Income from bank owned life insurance	10,270	20,124
Other	40,906	37,230
Total other income	473,484	154,254
Noninterest expense		
Salaries and employee benefits	1,305,277	1,092,429
Advertising	46,572	42,060
Office supplies, telephone and postage	56,810	40,504
Net occupancy expense	202,257	191,987
Federal insurance premiums	8,378	9,129
Data processing expenses	99,324	86,634
MAC expenses	49,738	48,847
Bank charges and fees	54,736	62,917
Insurance and surety bond premium	40,531	28,747
Dues and subscriptions	43,818	25,111
Audit service	36,000	32,400
On-line banking expense	33,109	34,695
Other operating expense	162,029	162,437
Total other expenses	2,138,579	1,857,897
Income before income tax expense	391,156	603,138
Federal income tax	52,831	189,722
State income tax	21,887	67,425
Total income taxes		
Net income	$ 316,438	$ 345,991

Source: Delanco Bancorp, Inc.'s Audited Financial Statements

EXHIBIT 5

Selected Financial Information
At March 31, 2005 and 2006 and
At September 30, 2005 and 2006

	At September 30,		At March 31,	
	2006	2005	2006	2005
	(In thousands)			
Financial Condition Data:				
Total assets	$ 86,565	$ 70,989	$ 75,481	$70,934
Investment securities	19,082	25,416	20,842	26,825
Loans receivable, net	56,090	35,374	41,369	34,774
Deposits	76,578	61,959	66,532	62,297
Borrowings	1,000	0	0	0
Total stockholders' equity	8,153	8,238	8,222	7,889

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended March 31, 2005 and 2006 and
For the Six Months Ended September 30, 2005 and 2006

	Six Months Ended September 30,		Year Ended March 31,	
	2006	2005	2006	2005
	(In thousands)			
Operating Data				
Interest income	$ 2,045	$ 1,689	$ 3,389	$3,402
Interest expense	998	614	1,323	1,083
Net interest income	1,047	1,075	2,066	2,319
Provision for loan losses	30	0	10	12
Net interest income after provision for loan losses	1,017	1,075	2,056	2,307
Noninterest income	262	423	473	154
Noninterest expenses	1,257	1,010	2,138	1,858
Income before taxes	22	488	391	603
Income tax expense	2	125	75	257
Net income	20	363	316	346

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended September 30, 2006

	Twelve Months Ended September 30, 2006 (In thousands)
Net income before taxes	$ (74)
Provision adjustments	0
Expense adjustments	0
Income adjustments	0
Normalized earnings before taxes	(74)
Taxes[1]	(25)
Normalized earnings after taxes	$ (49)

[1] Based on tax rate of 34.0 percent.

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 8

Performance Indicators
At or for the Years Ended March 31, 2005 and 2006 and
At or for the Six Months Ended September 30, 2005 and 2006

	Six Months Ended September 30,		Year Ended March 31,	
	2006	2005	2006	2005
Performance Ratios:[1]				
Return on average assets	0.05%	1.01%	0.44%	0.49%
Return on average equity	0.50%	9.39%	4.03%	4.63%
Interest rate spread [2]	2.81%	3.03%	2.98%	3.27%
Net interest margin [3]	2.92%	3.22%	3.14%	3.44%
Noninterest expense to average assets	3.10%	2.82%	2.97%	2.60%
Efficienty ratio [4]	95.97%	67.40%	84.20%	75.11%
Average interest-earning assets to average interest-bearing liabilities	104.15%	110.33%	108.43%	110.17%
Average equity to average assets	9.92%	10.79%	10.90%	10.46%
Capital Ratios: [5]				
Tangible capital	9.12%	11.17%	10.41%	10.62%
Core capital	9.12%	11.17%	10.41%	10.62%
Total risk-based capital	13.80%	23.22%	18.27%	23.46%
Asset Quality Ratios:				
Allowance for loan losses as a percent of total loans	0.47%	0.64%	0.57%	0.65%
Allowance for loan losses as a percent of nonperforming loans	290.22%	129.71%	53.98%	298.68%
Net charge-offs (recoveries) to average outstanding loans during the period	0.00%	0.00%	0.00%	0.02%
Non-performing loans as a percent of total loans	0.16%	0.49%	1.05%	0.22%

(1) Performance ratios for the six months ended September 30, 2006 and 2005 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-erning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Caital ratios are for Delanco Federal Savings Bank.

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Year Ended March 31, 2006 and
For the Six Months Ended September 30, 2006

	Six Months Ended September 30, 2006 vs 2005 Increase (Decrease) Due to			Year Ended March 31, 2006 vs 2005 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest Income:						
Loans receivable	$ 436	$ 80	$ 516	$ 49	($27)	$ 201
Investment securities	(146)	4	(142)	(203)	70	(133)
Other interest-earning assets	(42)	24	(18)	22	79	98
Total	248	108	355	(132)	119	(13)
Interest expense:						
Deposits	70	280	350	(11)	251	240
FHLB advances	0	$33	$33	$0	$0	$0
Total	70	313	383	(11)	(251)	240
Increase (decrease) in net interest income	$ 178	$ (205)	$ (27)	$ (132)	$ 119	$ 253

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended March 31, 2005 and 2006 and
For the Six Months Ended September 30, 2005 and 2006 and
At September 30, 2006

	At September 30,	Six Months Ended September 30,		Years Ended March 31,	
	2006	2006	2005	2006	2005
	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost
Assets:					
Interest-earning assets:					
Loans	6.19%	6.18%	5.86%	5.82%	5.97%
Investment securities	4.70%	4.57%	4.53%	4.61%	4.32%
Other interest-earning assets	6.67%	4.99%	2.39%	2.86%	1.31%
Total interest-earning assets	5.83%	5.71%	5.06%	5.16%	5.04%
Liabilities and equity:					
Interest-bearing liabilities:					
Interest-bearing demand deposits	0.55%	0.62%	0.41%	0.50%	0.42%
Savings and money market accounts	2.45%	2.22%	1.18%	1.30%	0.90%
Certificates of deposit	3.90%	3.83%	3.09%	3.26%	2.81%
Total interest-bearing deposits	[illegible]	2.86%	2.03%	2.18%	1.77%
FHLB advances	5.29%	5.01%	--	–	2.38%
Total interest-bearing liabilities	3.07%	2.90%	2.03%	2.18%	1.77%
Interest rate spread	2.76%	2.81%	3.03%	2.98%	3.27%
Net interest margin	N/A	2.92%	3.22%	3.14%	3.44%
Average interest-earning assets to average interest-bearing liabilities	104.15%	104.15%	110.33%	108.43%	110.17%

Source: Delanco Bancorp, Inc.'s Unaudited Financial Statements

EXHIBIT 11

Net Portfolio Value (NPV)
At September 30, 2006

Change in Interest Rates (Basis Points)	Net Portfolio Value			NVP as % of Assets	
	$ Amount	$ Change	% Change	NVP Ratio	Change[1]
300	$ 8,255	$ (2,525)	(23)%	9.65%	(245)bp
200	9,175	(1,605)	(23)%	10.57%	(153)bp
100	10,004	(776)	(7)%	11.37%	(73)bp
0	10,780	--	--	12.09%	--
(100)	11,487	707	7%	12.73%	64bp
(200)	12,027	1,247	12%	13.20%	110bp

Source: Delanco Bancorp, Inc.'s, Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2005 and 2006 and
At September 30, 2006

	At September 30,		At March 31			
	2006		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans						
Residential	$ 24,113	42.6%	$ 17,296	41.4%	$ 19,657	56.1%
Commercial & Multi-family	8,807	15.6%	5,694	13.6%	3,350	9.6%
Total real estate loans	32,970	58.2%	22,990	55.0%	23,007	65.7%
Commercial loans	3,919	6.9%	4,162	10.0%	1,097	3.1%
Consumer loans	19,764	34.9%	14,621	35.0%	10,926	31.2%
Total loans	56,603	100.0%	41,773	100.0%	35,030	100.0%
Loans in process	(173)	--	(135)	--	--	--
Net deferred fees	(73)	--	(32)	--	29	--
Allowance for losses	(267)	--	(237)	--	(227)	--
Loans, net	$ 56,090	--	$ 41,369	--	$ 34,774	--

Source: Delanco Bancorp, Inc.'s, Prospectus

Loan Maturity Schedule
At September 30, 2006

	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 1,579	$ 493	$ 919	$ 2,991
More than one to five years	11,659	3,342	10,796	25,797
More than five years	19,682	84	8,049	27,815
Total	$ 32,920	$ 3,919	$ 19,764	$ 56,603

Interest Rate Terms on
Amounts Due After One Year

	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
		(In Thousands)		
Fixed-rate loans	$ 30,570	$ 3,426	$ 15,641	$ 49,637
Adjustable-rate loans	771	--	3,204	3,975
Total	$ 31,341	$ 3,426	$ 18,845	$ 53,612

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Six Months Ended September 30, 2005 and 2006, and
For the Years Ended March 31, 2005 and 2006

	Six Months Ended September 30,		Years Ended March 31,	
	2006	2005	2006	2005
	(In thousands)			
Total loans at beginning of period	$ 41,773	$ 35,030	$ 35,030	$ 33,534
Originations:				
Real estate loans	11,570	4,364	11,088	8,974
Commercial loans	7,123	176	3,247	15
Consumer	397	118	218	128
Total loans originated	19,090	4,658	14,553	9,117
Purchases				
Less:				
Principal payments and repayments	4,260	4,059	7,810	7,621
Loan sales	--	--	--	--
Transfers to foreclosed real estate	--	--	--	--
Total loans at end of period	$ 56,603	$ 35,629	$ 41,773	$ 35,030

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 15

Nonperforming Assets
At March 31, 2005 and 2006 and
At September 30, 2006

	At September 30, 2006	At March 31, 2006	At March 31, 2005
	(Dollars in thousands)		
Nonaccrual loans:			
Residential real estate	$ --	$ --	$ --
Commercial real estate	--	--	--
Construction	--	--	--
Commercial real estate	--	--	--
Consumer	--	--	--
Total	--	--	--
Accruing loans past due 90 days or more:			
Residential real estate	92	439	76
Commercial real estate	--	--	--
Construction	--	--	--
Commercial real estate	--	--	--
Consumer	--	--	--
Total	--	--	--
Total of nonaccrual and 90 days or more past due loans	92	439	76
Real estate owned	--	--	--
Other nonperforming assets	--	--	--
Total nonperforming assets	$ 92	$ 439	$ 76
Total nonperforming loans to total loans	0.16%	1.05%	0.22%
Total nonperforming loans to total assets	0.11%	0.58%	0.11%
Total nonperforming assets and troubled debt restructurings to total assets	0.11%	0.58%	0.11%

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 16

Classified Assets
At September 30, 2006 and
At March 31, 2005 and 2006

	At September 30,	At March 31,	
	2006	2006	2005
		(In thousands)	
Special mention assets	$ 780	$ 656	$ 85
Substandard assets	118	395	83
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$ 898	$ 1,051	$ 168

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 17

Allowance for Loan Losses
For the Years Ended March 31, 2005 and 2006, and
For the Six Months Ended September 30, 2005 and 2006

	Six Months Ended September 30,		Year Ended March 31,	
	2006	2005	2005	2004
	(Dollars in thousands)			
Allowance at beginning of period	$ 237	$ 227	$ 227	$ 223
Provision for loan losses	30	--	10	13
Charge-offs:				
Residential real estate loans	--	--	--	6
Commercial real estate loans	--	--	--	--
Construction loans	--	--	--	--
Commercial loans	--	--	--	--
Consumer loans	--	--	--	3
Total charge-offs	0	0	0	9
Recoveries	--	--	--	--
Net charge-offs	--	--	--	9
Allowance at end of period	$ 267	$ 227	$ 237	$ 227
Allowance to nonperforming loans	290.22%	129.71%	53.98%	298.68%
Allowance to total loans outstanding at the end of the period	0.47%	0.64%	0.57%	0.65%
Net charge-offs (recoveries) to average loans outstanding during the period	0.00%	0.00%	0.00%	0.00%

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 18

Investment Portfolio Composition
At March 31, 2005 and 2006 and at
September 30, 2006

	At September 30,		At March 31,			
	2006		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Securities available-for-sale:						
U.S. Government and agency securities	$ --	$ --	$ --	$ --	$ 1,359	$ 1,310
Mutual funds	199	238	196	240	1,000	987
Equity securities	4	281	7	434	8	513
Total available-for-sale	203	519	203	674	2,367	2,810
Securities held-to-maturity:						
U.S. Government and agency securities	3,000	2,945	3,000	2,918	3,500	3,428
Mortgage-backed securities	13,563	13,477	14,668	14,442	17,514	17,591
Debt securities	2,000	1,956	2,500	2,434	3,000	2,953
Total held-to-maturity	18,563	18,378	20,168	19,794	24,014	23,972
Total	$ 18,766	$ 18,897	$ 20,371	$ 20,468	$ 26,381	$ 26,782

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 19

Mix of Deposits
At September 30, 2006 and at March 31, 2005 and 2006

	At September 30, 2006		At March 31, 2006		At March 31, 2005	
	(Dollars in thousands)					
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing demand deposits	$ 3,202	4.2%	$ 2,451	3.7%	$ 1,745	2.8%
Interest-bearing demand deposits	6,583	8.6%	7,387	11.1%	8,092	13.0%
Savings and money market accounts	30,436	39.7%	25,186	37.8%	21,754	34.9%
Certificates of deposit	36,357	47.5%	31,509	47.4%	30,706	49.3%
Total	$ 76,578	100.0%	$ 66,533	100.0%	$ 62,297	100.0%

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 20

Certificates of Deposit of $100,000 or More By Maturity
At September 30, 2006
(Dollars in thousands)

	Certificates of Deposit
Maturity Period:	
Three months or less	$ --
Over three through six months	1,309
Over six through twelve months	1,862
Over twelve months	2,292
Total	$ 5,463

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 21

Deposit Activity
For the Six Months Ended September 30, 2005, and
For the Years Ended March 31, 2005 and 2006

	Six Months Ended September 30,	Year Ended March 31,	
	2006	2006	2005
	(In thousands)		
Beginning balance	$ 66,532	$ 62,297	$ 62,533
Net increase (decrease) in deposits	$ 10,046	$ 4,235	$ (236)
Ending balance	$ 76,578	$ 66,532	$ 62,297

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 22

Borrowed Funds Activity
At or For the Six Months Ended September 30, 2005 and 2006, and
At or For the Years Ended March 31, 2005 and 2006

	Six Months Ended September 30,		Year Ended March 31,	
	2006	2005	2006	2005
	(Dollars in thousands)			
Maximum amount outstanding at any month end during the period	$ 2,800	--	--	$ 500
Average amount advances outstanding during the period [1]	$ 1,317	--	--	$ 42
Weighted average interest rate during the period[1]	5.01%	--	--	N/M
Balance outstanding at end of period: FHLB advances	$ 1,000	--	--	--
Weighted average interest rate at end of period: FHLB advances	5.29%	--	--	--

[1] Averages during the period are based on month-end balances. Due to the infrequent use of borrowed funds in fiscal 2006 and 2005, there were frequently no month-end balances.

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 23

OFFICES OF DELANCO FEDERAL SAVINGS BANK
DELANCO, NEW JERSEY
As of September 30, 2006

Location	Owned or Leased	Date of Lease Expiration
Main Office 615 Burlington Avenue Delanco, New Jersey	Owned	--
Branch Office Cinnaminson, New Jersey	Owned	--

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 24

DIRECTORS AND MANAGEMENT OF THE BANK
At September 30, 2006

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
William C. Jenkins	Director	59	1995	2007
John A. Latimer	Director	43	2006	2007
James W. Verner	Director	55	1978	2007
Renee C. Vidal	Director	38	2006	2007
Robert H. Jenkins, Jr.	Director	68	1977	2008
John W. Seiber	Director	66	1999	2008
Thomas J. Coleman, III	Director	43	2005	2009
Donald R. Neff	Director	71	1980	2009
Robert M. Notigan	President, Chief Executive Officer and Director	63	2004	2009
Douglas R. Allen, Jr.	Senior Vice President and Treasurer	58	--	--

Source: Delanco Bancorp, Inc.'s Prospectus

EXHIBIT 25

Key Demographic Data and Trends
Burlington County, New Jersey and the United States
1990, 2000, 2006 and 2011

	1990	2000	1990-2000 % Change	2006	2000-2006 % Change	2011	2006-2011 % Change
Population							
Burlington County	395,066	423,394	7.2%	457,575	8.1%	487,332	6.5%
New Jersey	7,730,188	8,414,350	8.9%	8,853,518	5.2%	9,201,692	3.9%
United States	248,709,873	281,421,906	13.2%	303,582,361	7.9%	323,785,827	6.7%
Households							
Burlington County	136,554	154,371	13.0%	168,893	9.4%	181,487	7.5%
New Jersey	2,794,316	3,064,645	9.7%	3,215,289	4.9%	3,344,526	4.0%
United States	91,993,582	105,480,101	14.7%	114,049,635	8.1%	121,863,482	6.9%
Per Capita Income							
Burlington County	$ 17,707	$ 26,339	48.7%	$ 33,692	27.9%	--	--
New Jersey	18,714	27,006	44.3%	34,209	26.7%	--	--
United States	14,420	21,587	49.7%	26,228	21.5%	--	--
Median Household Income							
Burlington County	$ 42,373	$ 58,608	38.3%	$ 71,857	22.6%	$ 83,972	16.9%
New Jersey	40,927	55,146	34.7%	66,848	21.2%	78,250	17.1%
United States	30,056	41,994	39.7%	48,534	15.6%	60,704	25.1%

Source: Census Bureau and ESRI

EXHIBIT 26

Key Housing Data
Burlington County,
New Jersey and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Burlington County		136,654	154,371
New Jersey		2,794,711	3,064,645
United States		91,947,410	105,480,101
Occupancy Rate			
Burlington County			
	Owner-Occupied	75.4%	77.4%
	Renter-Occupied	24.6%	22.6%
New Jersey			
	Owner-Occupied	64.9%	65.6%
	Renter-Occupied	35.1%	34.4%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Burlington County		$ 122,000	$ 137,400
New Jersey		137,400	170,800
United States		78,500	119,600
Median Rent			
Burlington County		$ 597	$ 758
New Jersey		592	751
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 27

Major Sources of Employment by Industry Group
Burlington County,
New Jersey and the United States
1990 and 2000

	1990		
Industry Group	Burlington County	New Jersey	United States
Agriculture/Mining	1.5%	1.2%	1.3%
Construction	6.3%	6.0%	4.8%
Manufacturing	15.6%	16.9%	19.2%
Transportation/Utilities	7.6%	8.6%	5.9%
Wholesale/Retail	21.6%	20.6%	27.5%
Finance, Insurance & Real Estate	7.5%	8.9%	7.3%
Services	39.9%	37.8%	34.0%

	2000		
	Burlington County	New Jersey	United States
Agriculture/Mining	0.4%	0.3%	1.9%
Construction	5.6%	5.6%	6.8%
Manufacturing	11.0%	12.0%	14.1%
Wholesale/Retail	16.4%	15.7%	15.3%
Transportation/Utilities	5.6%	5.9%	5.2%
Information	3.4%	4.4%	3.1%
Finance, Insurance & Real Estate	8.4%	8.9%	6.9%
Services	49.1%	47.1%	46.7%

Source: Bureau of the Census

EXHIBIT 28

Unemployment Rates
Burlington County,
New Jersey and the United States
For the Years 2002 through 2005 and through September 2006

Location	2002	2003	2004	2005	Through September 2006
Burlington County	4.8%	4.8%	4.3%	3.7%	4.3%
New Jersey	5.8%	5.8%	4.9%	4.4%	4.9%
United States	5.8%	6.0%	5.5%	5.1%	4.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 29

Market Share of Deposits
Burlington County
June 30, 2006

	Burlington County Deposits ($000)	Delanco's Deposits ($000)	Delanco's Share (%)
Banks	$ 6,397,198	---	---
Thrifts	1,934,452	$ 69,415	3.6%
Total	$ 8,331,650	$ 69,415	0.8%

Source: FDIC

EXHIBIT 30

National Interest Rates by Quarter
2002 - Third Quarter 2006

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%
1-Year Treasury Bills	5.23%	5.05%	4.88%
30-Year Treasury Notes	5.26%	4.98%	4.66%

Source: The Wall Street Journal

EXHIBIT 31

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	22.500	23.500	19.650	7.14	3.45	1.43	289.05	0.34	16.54	83.43	7.78	15.04
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	17.500	18.600	14.250	0.57	7.69	NA	99.34	0.55	NA	106.52	17.62	NA
SRNN	Southern Banc Co.	AL	OTC BB	15.760	17.250	15.150	-1.19	-1.50	0.30	126.84	0.35	54.34	85.37	12.43	66.52
SCBS	Southern Community Bancshares	AL	Pink Sheet	10.000	10.000	7.000	0.00	25.00	NA	NA	0.33	NA	NA	NA	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTC BB	12.500	14.500	11.250	-11.41	-10.46	0.74	197.99	0.40	16.89	88.34	6.23	16.89
SUPR	Superior Bancorp	AL	NASDAQ	11.060	12.000	10.390	-2.04	-3.83	0.20	69.47	0.00	58.21	161.70	15.93	54.44
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.290	25.950	21.600	-1.85	2.83	1.56	174.42	0.56	15.32	147.31	13.35	16.01
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	16.250	17.730	11.950	-1.63	1.82	0.66	157.90	0.32	24.62	146.53	10.29	26.18
BOFI	B of I Holding, Inc.	CA	NASDAQ	6.880	8.750	6.090	2.69	-1.85	0.34	92.22	0.00	20.24	86.76	7.49	21.23
BYFC	Broadway Financial Corp.	CA	NASDAQ	11.075	11.500	10.020	2.83	5.48	1.02	174.68	0.25	11.30	106.68	6.40	11.37
DSL	Downey Financial Corp.	CA	NYSE	74.570	77.300	59.080	10.93	15.49	6.93	609.71	0.40	10.76	153.59	12.23	10.82
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	28.050	30.510	27.180	-0.35	1.34	1.16	184.72	0.60	24.61	142.75	14.16	24.67
FED	FirstFed Financial Corp.	CA	NYSE	66.380	68.440	49.570	14.63	19.82	7.47	606.55	0.00	9.07	165.17	10.94	9.07
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	17.500	17.960	15.463	3.73	5.49	1.54	210.33	0.50	11.74	144.87	8.32	11.33
NDE	IndyMac Bancorp, Inc.	CA	NYSE	47.510	50.500	37.140	7.08	13.61	5.20	386.48	1.80	9.60	173.71	12.29	9.56
MLGF	Malaga Financial Corporation	CA	OTC BB	10.500	14.450	10.010	-6.67	-4.55	NA	109.90	0.34	11.93	126.41	9.55	12.35
PPBI	Pacific Premier Bancorp	CA	NASDAQ	12.250	12.750	10.750	1.66	-0.65	1.49	135.31	0.00	10.47	135.81	10.89	10.47
PFB	PFF Bancorp Inc.	CA	NYSE	32.870	39.490	30.000	-2.98	-15.28	2.29	188.74	0.66	14.67	207.38	17.42	14.84
PROV	Provident Financial Holdings	CA	NASDAQ	29.640	33.150	25.400	-0.03	-1.79	3.15	246.25	0.59	9.72	147.54	12.04	13.33
RMGC	RMG Capital Corporation	CA	OTC BB	22.500	24.500	18.625	0.67	-6.25	NA	242.37	0.04	20.27	146.60	9.28	NA
SNLS	San Luis Trust Bank FSB	CA	OTC BB	12.750	21.000	12.050	-1.92	-8.14	1.16	60.28	0.20	10.99	209.02	21.14	10.99
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	20.250	33.500	20.000	-5.37	-4.71	1.08	230.01	0.40	19.10	96.72	8.80	NA
UWBK	United Western Bancorp, Inc.	CO	NASDAQ	19.500	24.600	17.060	-6.47	-12.36	0.00	291.62	0.00	NM	134.39	6.69	NA
NEBS	New England Bancshares	CT	NASDAQ	12.500	13.100	10.190	-3.47	1.63	0.22	50.89	0.11	59.52	116.82	24.56	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	16.720	16.840	13.550	8.64	14.68	0.50	65.71	0.23	33.44	135.28	25.45	31.96
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.300	12.850	8.200	-1.72	0.98	-1.75	103.64	0.00	NM	129.23	9.94	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	66.550	66.910	57.220	5.79	4.23	4.53	449.39	0.30	15.33	213.16	14.81	14.67
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	13.450	15.990	12.310	4.10	-6.34	0.25	107.72	0.16	53.80	156.40	12.49	46.38
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	26.650	32.000	23.690	9.13	-2.17	2.43	370.12	0.02	11.59	130.83	7.21	11.65
BFF	BFC Financial Corp.	FL	NYSE	6.480	8.160	4.350	14.49	22.73	-0.05	214.64	0.00	NM	143.02	3.02	NA
FDT	Federal Trust Corp.	FL	AMEX	10.120	12.451	9.710	-0.10	-6.73	0.45	78.06	0.18	23.00	174.78	12.93	23.24
FFFL	*Fidelity Bankshares Inc.*	FL	NASDAQ	39.930	40.000	29.810	1.86	3.20	1.24	172.61	0.32	33.28	333.03	23.13	32.59
FCFL	First Community Bank Corp.	FL	NASDAQ	19.750	22.250	17.000	-3.66	-5.95	0.99	96.89	0.00	21.24	231.18	20.38	22.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	45.020	45.640	35.500	0.54	2.13	2.03	135.33	1.03	22.40	310.91	33.26	22.40
EBDC	ebank Financial Services Inc.	GA	OTC BB	0.950	1.750	0.920	-4.04	-17.39	-0.05	19.25	0.00	NM	105.71	5.08	NM
NTBK	NetBank Inc.	GA	NASDAQ	5.140	7.950	4.029	-14.19	-7.22	-2.48	82.97	0.06	NM	82.11	6.20	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	21.505	22.900	19.000	-2.69	-1.13	1.04	175.83	0.40	20.88	105.00	12.23	21.69
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	13.100	15.250	13.000	-3.68	-2.96	-0.42	159.67	0.28	NM	89.97	8.20	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	26.416	28.100	19.040	2.07	14.85	1.58	292.43	0.52	17.04	147.66	9.03	24.69
FFFD	North Central Bancshares Inc.	IA	NASDAQ	40.250	41.330	36.500	-2.61	0.88	3.27	363.26	1.28	12.54	132.58	11.08	12.54
AFBA	Allied First Bancorp Inc.	IL	OTC BB	18.000	18.000	15.750	9.42	12.50	0.69	323.06	0.00	26.09	88.95	5.57	26.09
BFIN	BankFinancial Corp	IL	NASDAQ	17.710	18.500	14.060	-2.42	4.18	0.52	65.81	0.12	34.06	132.94	26.91	35.69
BPLS	BankPlus FSB	IL	Pink Sheet	15.000	16.038	13.000	0.00	11.11	NA	NA	0.00	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	39.000	40.250	36.000	0.00	1.30	NA	454.49	0.20	NA	94.99	8.58	NA
FBTC	First BancTrust Corp.	IL	NASDAQ	11.450	13.490	10.950	-3.38	-0.87	0.48	124.36	0.24	24.89	101.60	9.21	23.56
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	11.500	12.460	6.581	-3.60	2.77	0.20	37.55	0.18	57.50	112.10	30.62	50.60
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	22.740	24.000	17.050	-0.31	22.92	0.48	271.99	0.48	48.38	122.19	7.88	47.87
GTPS	Great American Bancorp	IL	OTC BB	33.100	34.500	30.150	-1.19	-0.60	2.24	213.40	0.44	15.18	130.67	15.51	15.18
MAFB	MAF Bancorp Inc.	IL	NASDAQ	44.590	45.000	40.150	6.02	4.45	3.12	349.46	0.98	14.57	138.14	12.76	14.57
MCPH	*Midland Capital Holdings Corp.*	IL	OTC BB	42.260	45.000	40.600	-0.56	1.83	2.57	337.51	0.90	16.44	116.93	12.52	16.65
PFED	Park Bancorp Inc.	IL	NASDAQ	34.370	35.960	28.360	0.17	7.64	-0.25	203.09	0.72	NM	124.98	16.22	NM
RYFL	Royal Financial Inc.	IL	OTC BB	16.000	16.000	13.850	5.26	10.34	0.16	50.65	0.00	NM	126.23	31.59	NM
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.750	0.900	0.120	0.00	525.00	NA	NA	0.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink Sheet	15.000	16.550	13.000	0.00	0.00	NA	256.24	0.00	NA	100.34	5.85	NA
AMFC	AMB Financial Corp.	IN	OTC BB	15.500	16.490	13.350	6.90	6.90	0.70	167.44	0.30	23.13	110.09	9.26	23.76
ASBI	Ameriana Bancorp	IN	NASDAQ	13.710	14.500	11.810	-0.07	3.08	0.09	153.09	0.64	NM	125.43	8.96	152.33
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.940	7.000	4.960	-4.81	-9.72	0.41	61.15	0.02	14.49	116.02	9.71	14.49
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.230	15.160	13.750	-3.13	-4.75	0.48	114.44	0.48	29.65	120.80	12.43	33.64
CSFC	City Savings Financial Corp.	IN	OTC BB	21.250	24.250	20.000	-3.41	-9.19	-0.06	247.15	0.30	NM	95.24	8.60	NA
DSFN	DSA Financial Corp.	IN	OTC BB	12.500	13.100	10.550	0.00	3.31	0.53	63.34	0.52	23.58	123.19	19.73	26.82
FFWC	FFW Corp.	IN	OTC BB	25.500	25.900	20.100	8.97	10.87	2.41	230.18	0.73	10.71	126.05	11.08	11.81
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	20.000	20.000	14.000	0.00	0.00	NA	269.54	0.00	NA	91.17	7.42	NA
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	18.850	22.790	16.020	-4.80	6.50	0.86	196.37	0.60	22.99	102.35	9.60	35.24
FCAP	First Capital Inc.	IN	NASDAQ	18.500	20.650	15.591	1.37	-3.90	1.31	158.69	0.62	14.23	121.04	11.66	14.23
HWEN	Home Financial Bancorp	IN	OTC BB	5.250	6.750	4.100	0.00	5.00	0.19	56.51	0.12	27.63	95.28	9.29	33.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.000	20.000	15.250	3.03	-1.16	0.86	187.00	0.60	19.77	84.75	9.09	15.07
LSBI	LSB Financial Corp.	IN	NASDAQ	25.360	29.781	25.000	-2.01	0.48	2.02	227.82	0.64	12.68	118.39	11.12	12.70
MFBC	MFB Corp.	IN	NASDAQ	35.000	35.900	25.880	5.26	13.09	1.61	375.57	0.53	22.44	118.72	9.32	22.51
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	21.300	22.920	18.840	1.57	2.65	1.33	225.59	0.57	16.26	106.43	9.44	16.26
NIDB	Northeast Indiana Bancorp	IN	OTC BB	16.600	18.000	16.100	0.61	-2.35	0.77	173.06	0.64	21.84	93.36	9.59	26.07
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	31.700	32.750	29.500	-0.16	-0.94	2.41	225.73	1.38	13.21	180.83	14.04	13.22
PFDC	Peoples Bancorp	IN	NASDAQ	19.450	22.250	15.600	-0.36	0.88	1.02	153.50	0.76	19.07	100.85	12.67	19.29
RIVR	River Valley Bancorp	IN	NASDAQ	19.100	20.499	17.600	3.24	4.71	1.08	206.17	0.78	17.69	130.02	9.26	17.38
TDCB	Third Century Bancorp	IN	OTC BB	11.500	13.800	10.550	8.39	2.68	0.36	79.57	2.16	31.94	98.31	14.45	31.94
FFSL	First Independence Corp.	KS	OTC BB	18.300	20.500	17.500	0.27	-10.73	1.32	203.41	0.65	13.86	99.19	9.00	NA
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.100	16.800	15.800	-1.23	-1.23	1.15	120.94	0.70	14.12	130.20	13.31	14.12
CFBC	Community First Bancorp Inc.	KY	OTC BB	8.500	9.000	6.900	11.84	0.00	-1.37	235.51	0.00	NM	99.56	3.61	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	16.260	17.100	14.910	0.06	0.99	1.13	207.38	0.48	14.39	114.03	7.84	13.82
FPBF	FPB Financial Corp.	LA	Pink Sheet	37.250	37.250	24.620	2.48	7.97	2.97	478.97	0.57	12.54	126.36	7.77	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.350	19.000	15.500	0.00	1.87	1.05	118.96	0.35	15.57	75.11	13.74	16.56
GSLA	GS Financial Corp.	LA	NASDAQ	21.500	22.010	14.990	14.36	18.13	-1.77	136.16	0.40	NM	95.56	14.97	NM
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	10.450	13.500	10.400	-7.11	0.48	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	50.200	54.400	38.650	-3.92	1.46	3.22	309.17	1.10	15.94	175.03	16.24	16.34
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.510	14.950	13.000	3.05	3.42	0.63	109.37	0.12	23.03	104.54	12.56	22.95
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	35.650	39.670	32.000	-7.43	-5.19	1.38	253.77	0.56	26.21	121.63	14.05	21.82
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	14.120	15.910	12.480	3.37	5.14	0.34	38.57	0.74	41.53	149.73	36.62	42.64
CEBK	Central Bancorp Inc.	MA	NASDAQ	32.500	36.200	27.000	-1.55	2.39	1.24	349.53	0.72	26.42	128.92	9.30	31.77
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	14.900	15.290	14.110	1.36	2.62	NA	59.92	0.00	NA	103.08	24.87	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	33.061	40.420	32.250	-12.95	-12.07	2.47	320.55	1.00	13.55	135.83	10.31	13.55
LEGC	Legacy Bancorp	MA	NASDAQ	15.900	16.170	13.190	-0.56	3.92	NA	78.13	0.09	NA	109.58	20.35	NA
LSBX	LSB Corp.	MA	NASDAQ	16.186	18.500	16.000	-0.39	-4.79	0.19	114.05	0.56	NM	129.59	14.19	53.16
MASB	MASSBANK Corp.	MA	NASDAQ	32.650	35.000	30.830	-1.06	-3.80	1.67	196.07	1.08	19.91	132.99	16.65	21.12
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	12.550	14.970	10.900	-2.71	-0.48	0.61	117.46	0.40	21.27	139.29	10.69	NA
ABKD	American Bank Holdings Inc.	MD	OTC BB	11.250	12.820	10.070	4.46	8.17	1.32	102.31	0.00	8.65	131.07	11.00	NA
BUCS	BUCS Financial Corp	MD	OTC BB	22.800	23.450	10.900	-0.87	99.13	0.68	168.72	0.00	36.19	171.68	13.51	36.25
PCGO	Prince George's FSB	MD	Pink Sheet	25.250	25.250	25.000	0.00	0.00	NA	NA	0.87	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.110	20.650	16.591	0.00	-1.24	1.77	99.46	0.23	10.80	209.99	19.21	10.80
WSB	Washington Savings Bank FSB	MD	AMEX	8.820	9.800	7.800	-9.07	6.52	0.68	59.81	0.00	15.75	109.29	14.75	14.38

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	29.870	32.430	21.650	0.74	20.88	1.10	218.13	0.36	27.66	145.49	14.24	26.83
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.200	10.080	8.700	-1.39	0.00	0.29	94.36	0.20	31.72	78.57	9.75	30.79
FBC	Flagstar Bancorp Inc.	MI	NYSE	15.180	17.060	13.730	1.20	2.22	1.44	237.84	0.60	10.77	118.41	6.38	10.35
STBI	Sturgis Bancorp	MI	Pink Sheet	12.900	13.500	11.550	0.78	0.00	1.21	131.98	0.40	10.66	113.86	9.77	9.94
HMNF	HMN Financial Inc.	MN	NASDAQ	33.530	36.100	28.140	-0.18	-4.83	2.41	228.22	0.97	14.58	158.09	14.68	14.60
REDW	Redwood Financial Inc.	MN	Pink Sheet	19.000	21.000	18.650	0.00	-2.56	0.71	169.26	0.00	27.94	106.80	11.23	28.20
WEFP	Wells Financial Corp.	MN	OTC BB	28.310	37.000	28.150	-12.35	-0.67	2.21	286.38	1.02	13.23	111.24	9.89	13.68
CCFC	CCSB Financial Corp.	MO	OTC BB	14.950	15.900	13.650	-1.64	-1.97	0.00	109.37	0.00	NM	97.84	13.67	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	16.450	19.390	15.800	1.54	-2.08	-0.03	146.34	0.16	NM	96.50	11.24	NA
LXMO	Lexington B&L Financial Corp.	MO	Pink Sheet	25.250	26.250	24.000	-3.81	-2.88	NA	211.22	0.45	18.84	107.58	11.95	18.87
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.050	10.999	8.071	-0.50	-0.59	0.28	59.19	0.23	35.89	224.08	16.98	35.89
NASB	NASB Financial Inc.	MO	NASDAQ	41.730	44.062	31.770	-5.29	25.73	2.56	185.26	1.13	16.36	227.66	22.52	16.36
PULB	Pulaski Financial Corp.	MO	NASDAQ	15.700	19.240	15.050	-0.82	-6.32	1.08	96.66	0.33	15.54	208.22	16.24	18.76
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.750	13.860	11.700	-0.78	-3.19	0.56	88.53	0.29	22.77	121.89	14.40	21.75
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	30.000	35.800	30.000	0.00	-6.25	0.87	236.61	1.75	42.86	93.89	12.68	34.88
KSBI	KS Bancorp Inc.	NC	OTC BB	28.500	31.000	18.050	1.79	8.37	1.59	219.93	0.52	17.92	221.19	12.96	17.86
MTUC	Mutual Community Savings Bank	NC	OTC BB	9.850	13.900	9.850	-4.83	-6.19	-2.00	246.17	0.00	NM	54.58	4.00	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	9.083	10.000	8.380	3.22	-1.27	0.49	90.99	0.40	18.54	102.90	9.98	17.92
TONE	TierOne Corp.	NE	NASDAQ	31.770	35.600	27.600	-2.84	-8.18	2.43	184.40	0.26	13.58	167.27	17.23	13.45
MNKB	Monadnock Bancorp, Inc.	NH	OTC BB	6.750	12.000	6.000	1.50	0.00	0.09	67.46	0.00	NM	90.74	10.01	69.59
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	15.769	16.990	13.300	-5.29	-4.43	1.32	160.19	0.51	12.13	136.06	9.84	12.13
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	12.180	12.390	9.770	1.00	1.50	0.16	36.41	0.16	NM	137.79	33.45	73.01
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	26.560	29.000	22.000	-1.63	1.76	0.38	164.85	0.10	NM	194.05	16.11	73.33
FMCO	FMS Financial Corp.	NJ	NASDAQ	31.770	36.500	15.500	4.99	88.55	0.85	186.16	0.12	37.38	264.31	17.07	40.53
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	13.610	14.070	11.520	1.11	4.45	0.54	59.46	0.30	26.17	143.72	21.37	26.17
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	23.180	24.830	20.550	1.80	7.81	1.63	167.88	0.80	14.58	209.02	13.81	14.65
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	23.300	25.230	18.780	12.83	16.50	1.42	129.29	0.91	16.41	193.20	18.02	17.25
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	19.670	19.780	15.860	7.47	17.22	0.89	181.84	0.28	22.61	202.99	10.82	22.89
PFS	Provident Financial Services	NJ	NYSE	18.320	19.160	17.160	-1.40	-1.61	0.89	91.62	0.38	20.58	114.93	19.99	20.62
RBLG	Roebling Financial Corp.	NJ	OTC BB	12.670	13.900	9.450	0.16	-2.54	0.30	72.02	0.10	42.23	134.79	17.59	42.23
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	16.280	16.600	11.960	1.06	0.80	0.40	87.26	0.22	41.74	192.10	18.66	41.74
FFSW	*First Fed Banc of the SW Inc*	NM	Pink Sheet	23.650	24.000	14.830	1.07	51.99	1.39	140.84	0.33	17.26	179.74	16.79	17.14
AF	Astoria Financial Corp.	NY	NYSE	29.650	31.950	27.250	0.24	-2.31	2.02	217.45	0.92	14.97	218.82	12.76	14.71

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CNY	Carver Bancorp Inc.	NY	AMEX	16.400	18.120	15.000	-1.50	-1.20	0.89	310.43	0.33	19.07	84.45	5.28	11.10
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	14.190	15.630	13.330	-0.63	-2.07	0.97	85.57	0.56	14.94	175.84	16.57	15.40
ESBK	Elmira Savings Bank	NY	NASDAQ	30.340	30.980	23.164	4.08	8.94	2.08	272.09	0.76	14.73	165.52	11.15	17.32
FNFG	First Niagara Finl Group	NY	NASDAQ	14.850	15.240	13.380	4.21	-1.26	0.88	72.31	0.44	17.07	114.49	19.78	17.43
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.070	18.790	14.870	7.24	6.23	1.22	129.62	0.43	14.81	177.33	13.95	14.44
GLK	Great Lakes Bancorp, Inc.	NY	NYSE	15.020	21.140	13.900	-6.77	-10.33	NA	NA	NA	NA	120.26	18.85	NA
NYB	New York Community Bancorp	NY	NYSE	16.410	18.230	15.690	1.74	-1.97	0.78	98.01	1.00	21.04	129.62	16.63	17.42
PRTR	Partners Trust Financial	NY	NASDAQ	11.770	12.790	10.080	6.32	8.98	0.56	85.13	0.28	21.02	105.85	13.83	20.12
PBNY	Provident New York Bancorp	NY	NASDAQ	15.280	15.420	10.600	9.22	12.02	0.49	66.52	0.20	31.18	161.01	22.97	31.18
ROME	Rome Bancorp Inc.	NY	NASDAQ	12.820	13.000	10.560	0.79	0.47	0.38	33.91	0.29	34.65	138.89	37.80	35.10
TRST	TrustCo Bank Corp NY	NY	NASDAQ	11.460	13.470	10.400	3.99	3.99	0.67	40.10	0.64	17.36	376.93	28.58	17.38
ASBN	ASB Financial Corp.	OH	Pink Sheet	20.750	22.000	20.000	-4.60	0.00	1.00	124.05	0.65	23.06	197.28	16.73	20.75
CFBK	Central Federal Corp.	OH	NASDAQ	7.660	8.720	7.070	-4.01	-5.43	-0.33	49.54	0.36	NM	118.76	15.47	NM
CIBN	Community Investors Bancorp	OH	Pink Sheet	14.600	15.000	13.000	0.69	0.69	NA	144.61	0.38	NA	120.19	10.10	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	16.000	22.460	15.000	1.87	2.89	1.26	132.36	0.48	13.01	102.55	12.09	13.11
FDEF	First Defiance Financial	OH	NASDAQ	28.750	30.290	25.090	3.34	2.57	2.14	213.51	0.96	13.69	129.74	13.46	13.99
FFHS	First Franklin Corp.	OH	NASDAQ	15.500	18.900	14.660	1.64	-3.19	0.65	191.96	0.36	24.22	103.33	8.08	38.32
FNFI	First Niles Financial Inc.	OH	NASDAQ	13.500	16.980	12.000	-2.66	10.71	0.58	72.93	0.64	23.28	115.68	18.51	31.25
FPFC	First Place Financial Corp.	OH	NASDAQ	24.950	25.940	21.450	5.63	5.81	1.57	172.56	0.56	16.10	136.49	14.46	14.83
HCFC	Home City Financial Corp.	OH	NASDAQ	16.300	16.600	14.220	2.52	1.24	0.96	178.57	0.44	17.16	98.20	9.13	17.16
HLFN	Home Loan Financial Corp.	OH	Pink Sheet	14.900	17.000	14.250	1.02	1.02	0.24	105.53	0.80	NA	122.84	14.13	62.08
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	18.500	20.000	16.750	1.37	1.37	0.12	261.14	0.20	NM	92.78	6.72	NA
OCFL	OC Financial Inc	OH	OTC BB	10.500	11.900	10.500	-0.94	-8.70	-0.60	111.62	0.00	NM	82.41	9.41	NM
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	NA	NA	NA	0.00	17.17	NA	NA	NA	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	16.800	21.830	16.350	-12.42	-12.59	0.52	218.91	0.60	32.31	85.87	7.67	23.55
PSFC	Peoples-Sidney Financial Corp.	OH	Pink Sheet	14.900	15.399	14.000	-0.67	0.00	0.80	100.95	0.73	18.62	132.75	14.76	18.62
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	26.500	27.000	23.100	4.33	4.54	1.69	149.52	0.99	15.68	118.19	17.72	15.68
PVFC	PVF Capital Corp.	OH	NASDAQ	10.350	11.380	9.700	-3.54	3.40	0.65	118.22	0.30	15.92	114.12	8.75	15.92
UCFC	United Community Finl Corp.	OH	NASDAQ	13.250	13.330	11.060	2.63	7.72	0.83	86.26	0.35	16.16	148.21	15.36	16.16
WAYN	Wayne Savings Bancshares	OH	NASDAQ	14.500	16.500	14.270	-1.02	-4.61	0.56	122.82	0.48	25.89	134.15	11.81	27.03
ESBF	ESB Financial Corp.	PA	NASDAQ	10.740	13.000	10.300	1.61	-9.75	0.70	147.60	0.40	16.03	108.16	7.27	14.69
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	19.010	20.650	17.130	0.11	6.32	1.31	246.72	0.54	15.09	128.39	7.71	16.63
FKFS	First Keystone Financial	PA	NASDAQ	19.000	21.250	16.470	-1.66	15.08	0.42	261.32	0.22	46.34	141.05	7.27	53.48

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	30.750	38.000	29.300	0.33	-6.82	4.15	1,005.61	0.05	7.41	56.72	3.06	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	18.250	19.930	14.810	0.33	6.73	1.09	201.48	0.64	16.90	144.96	9.06	16.97
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	17.470	17.520	15.090	3.93	9.26	0.83	105.76	0.30	21.57	131.45	15.71	23.80
PVSA	Parkvale Financial Corp.	PA	NASDAQ	32.830	34.600	27.000	2.37	8.53	2.40	338.67	0.80	13.85	148.89	9.69	13.94
SEFL	SE Financial Corp.	PA	OTC BB	12.500	14.240	12.200	-0.79	-3.10	0.02	75.21	0.12	NM	99.36	13.80	NM
SOV	Sovereign Bancorp Inc.	PA	NYSE	24.850	25.490	19.467	6.84	17.61	1.06	190.05	0.21	24.85	137.52	13.02	16.80
THRD	TF Financial Corp.	PA	NASDAQ	31.620	33.490	26.540	-0.13	7.19	2.07	228.04	0.75	15.50	130.55	13.04	15.41
WFBC	Willow Financial Bncp Inc.	PA	NASDAQ	15.700	18.360	14.630	-1.63	3.02	0.94	104.40	0.48	17.25	112.44	15.04	NA
WVFC	WVS Financial Corp.	PA	NASDAQ	16.448	18.080	16.000	-8.37	-1.45	1.35	182.38	0.64	12.18	128.40	9.02	12.18
NFSB	Newport Bancorp Inc.	RI	NASDAQ	14.000	14.480	12.250	1.45	6.22	NA	NA	NA	NA	115.26	23.33	NA
CFCP	Coastal Financial Corp.	SC	NASDAQ	13.930	14.490	11.118	-0.07	16.08	0.88	76.48	0.14	16.39	267.88	18.21	16.41
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	9.400	14.000	8.350	0.00	3.30	NA	92.07	0.00	NA	107.18	10.21	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	38.950	39.240	29.640	5.47	15.27	2.30	221.12	0.96	17.16	254.74	17.61	17.16
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	16.040	17.000	14.360	-3.58	2.82	1.00	119.94	0.64	16.20	106.65	13.37	15.31
SFDL	Security Federal Corp.	SC	OTC BB	24.000	29.000	22.100	0.00	4.35	1.55	261.60	0.20	15.58	155.44	9.18	15.58
HFFC	HF Financial Corp.	SD	NASDAQ	17.410	18.950	15.450	0.81	-0.51	1.17	248.95	0.41	15.27	118.35	6.99	31.53
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.160	14.120	12.580	-0.30	-1.05	0.30	50.41	0.27	43.87	116.21	26.10	40.73
SCYT	Security Bancorp Inc.	TN	OTC BB	33.050	34.000	28.000	0.00	2.48	3.63	NA	0.00	9.10	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	24.000	30.000	11.050	0.00	14.29	NA	129.86	0.20	NA	90.60	18.48	NA
SFKT	State of Franklin Bcshs Inc.	TN	Pink Sheet	24.600	NA	NA	0.00	0.00	NA	NA	0.00	14.06	NA	NA	15.29
UNTN	United Tennessee Bankshares	TN	OTC BB	21.950	26.000	20.060	2.09	-4.57	1.20	133.20	0.44	18.92	149.60	16.48	21.15
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	NA	NA	0.00	0.00	3.52	403.04	0.36	7.84	88.60	6.58	13.48
ETFS	East Texas Financial Services	TX	OTC BB	16.100	18.000	14.500	-2.42	1.45	NA	176.84	0.20	NA	98.02	9.10	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	20.040	21.880	16.110	-4.80	1.62	1.03	219.75	0.00	19.84	132.98	9.14	19.95
CFFC	Community Financial Corp.	VA	NASDAQ	12.000	12.970	10.300	8.30	1.27	1.00	104.98	0.24	12.50	137.30	11.43	12.50
GAFC	Greater Atlantic Financial	VA	NASDAQ	4.700	6.140	4.430	2.17	-4.08	-1.79	105.32	0.00	NM	116.63	4.46	NM
VSBR	Virginia SB FSB	VA	Pink Sheet	13.000	13.000	11.855	0.00	0.00	NA	NA	NA	NA	197.25	13.53	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	23.570	24.910	20.016	-1.79	5.22	1.65	164.00	1.13	14.82	232.68	14.37	15.19
FBNW	FirstBank NW Corp.	WA	NASDAQ	29.760	29.840	14.515	1.64	4.42	1.59	145.85	0.50	19.32	217.98	20.40	18.19
RPFG	*Rainier Pacific Finl Group Inc*	WA	NASDAQ	19.620	19.780	14.850	6.11	6.69	0.47	136.16	0.24	41.74	138.95	13.38	41.78
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	13.990	14.056	10.750	1.52	6.86	0.98	72.95	0.37	14.57	168.96	19.17	14.70
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	36.050	39.060	23.200	-2.36	-2.57	2.32	153.58	0.66	16.09	170.69	23.47	16.09
WFSL	Washington Federal Inc.	WA	NASDAQ	23.470	25.070	21.550	0.77	3.53	1.64	103.84	0.81	14.31	162.31	22.60	14.31

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WM	Washington Mutual Inc.	WA	NYSE	42.960	47.010	40.650	0.94	-2.47	3.47	369.14	2.02	12.67	152.50	11.37	12.56
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	29.380	32.780	28.110	0.51	-0.03	2.00	205.70	0.65	14.99	193.54	14.28	14.93
BKMU	Bank Mutual Corp.	WI	NASDAQ	12.570	12.760	10.300	3.03	2.61	0.37	57.47	0.28	33.97	143.49	21.87	35.01
CZWI	Citizens Community Bncp	WI	NASDAQ	9.810	11.122	6.176	-1.24	-6.28	0.06	39.90	0.10	NM	232.09	24.58	170.38
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	16.800	20.000	16.500	-4.55	-9.19	NA	NA	0.53	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	18.000	25.000	14.250	5.88	7.46	1.10	174.00	0.60	16.51	113.20	10.34	16.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			20.389	22.310	17.335	0.44	5.71	1.12	176.79	0.43	20.96	137.60	13.63	24.76
MEDIAN			17.000	18.875	14.995	0.00	1.29	0.97	158.69	0.36	17.07	128.66	12.62	17.38
HIGH			74.570	77.300	59.080	14.63	525.00	7.47	1,005.61	2.16	59.52	376.93	37.80	170.38
LOW			0.750	0.900	0.120	-14.19	-17.39	-2.48	19.25	0.00	7.41	54.58	3.02	9.07
AVERAGE FOR STATE														
NJ			19.754	21.146	15.255	2.74	13.44	0.75	117.68	0.34	27.71	178.69	18.69	37.24
AVERAGE BY REGION														
MIDWEST			19.499	21.225	17.177	0.10	8.38	0.96	177.42	0.48	20.80	123.28	12.53	27.13
NEW ENGLAND			19.184	21.366	17.137	-1.07	0.62	0.89	141.55	0.44	27.70	123.29	17.52	32.07
MID ATLANTIC			19.928	21.526	16.719	1.41	7.96	1.08	170.73	0.39	21.04	154.71	15.30	24.82
SOUTHEAST			17.989	19.904	14.919	-0.01	1.04	0.71	142.69	0.32	25.02	151.54	13.31	25.43
SOUTHWEST			23.799	26.814	18.666	-1.11	6.17	1.39	250.54	0.36	15.44	120.25	10.98	16.69
WEST			27.382	29.933	22.309	2.37	2.51	2.32	220.73	0.55	15.54	153.95	13.41	15.46
AVERAGE BY EXCHANGE														
NYSE			30.026	32.626	25.275	4.26	4.70	2.48	260.28	0.64	19.69	151.90	13.78	17.92
AMEX			21.385	23.693	17.790	-3.65	0.01	1.31	189.37	0.40	18.44	135.89	12.30	16.27
NASDAQ			20.210	21.908	17.031	0.35	3.27	1.01	157.71	0.45	21.85	147.08	14.78	25.79
OTC			18.139	20.272	16.007	0.35	2.11	0.80	166.45	0.37	20.06	118.18	11.79	26.25
Pink Sheets			19.515	21.548	16.453	-0.33	20.67	1.53	245.01	0.38	18.32	114.97	11.16	22.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	184,603	17,224	17,208	0.50	0.55	5.26	5.80	07/01/99	OTC BB	638,654	14.37
SIYF	Security Federal Bancorp Inc.	AL	69,142	11,434	11,434	0.83	0.83	5.38	5.38	04/03/95	Pink Sheet	695,981	12.18
SRNN	Southern Banc Co.	AL	102,649	14,940	14,940	0.23	0.19	1.50	1.23	10/05/95	OTC BB	809,286	12.72
SCBS	Southern Community Bancshares	AL	59,871	6,495	6,495	0.70	0.70	6.09	6.09	12/23/96	Pink Sheet	NA	6.70
SZBI	SouthFirst Bancshares Inc.	AL	142,170	10,029	9,485	0.38	0.38	5.21	5.21	02/14/95	OTC BB	718,073	8.98
SUPR	Superior Bancorp	AL	1,836,098	180,884	120,591	0.27	0.29	3.61	3.85	12/10/98	NASDAQ	26,428,942	292.30
FFBH	First Federal Bancshares of AR	AR	868,179	78,702	78,702	0.91	0.87	10.02	9.58	05/03/96	NASDAQ	4,977,393	115.92
PFSL	Pocahontas Bancorp Inc.	AR	732,944	51,466	38,025	0.40	0.38	5.72	5.38	04/01/98	NASDAQ	4,641,717	75.43
BOFI	B of I Holding, Inc.	CA	766,223	70,849	70,849	0.45	0.43	4.52	4.33	03/15/05	NASDAQ	8,308,825	57.16
BYFC	Broadway Financial Corp.	CA	283,933	19,426	19,426	0.59	0.59	9.56	9.51	01/09/96	NASDAQ	1,625,415	18.00
DSL	Downey Financial Corp.	CA	16,982,793	1,352,229	1,349,079	1.12	1.11	15.45	15.36	01/01/71	NYSE	27,853,783	2077.06
FPTB	First PacTrust Bancorp Inc.	CA	813,484	80,721	80,721	0.60	0.60	6.00	5.98	08/23/02	NASDAQ	4,403,941	123.69
FED	FirstFed Financial Corp.	CA	10,076,160	667,710	665,867	1.20	1.20	20.66	20.66	12/16/83	NYSE	16,612,258	1102.76
HWFG	Harrington West Finl Grp Inc	CA	1,146,201	65,855	59,361	0.73	0.76	13.39	13.87	11/07/02	NASDAQ	5,449,593	95.56
NDE	IndyMac Bancorp, Inc.	CA	27,385,483	1,937,832	1,824,795	1.28	1.29	20.49	20.58	11/10/86	NYSE	70,858,660	3367.10
MLGF	Malaga Financial Corporation	CA	633,314	47,868	47,868	0.90	0.90	11.57	11.57	NA	OTC BB	5,762,740	60.51
PPBI	Pacific Premier Bancorp	CA	712,252	57,135	57,135	1.15	1.15	14.69	14.69	06/25/97	NASDAQ	5,263,988	64.48
PFB	PFF Bancorp Inc.	CA	4,643,750	390,031	388,764	1.30	1.29	15.30	15.13	03/29/96	NYSE	24,604,302	808.91
PROV	Provident Financial Holdings	CA	1,695,775	138,379	138,364	1.31	0.96	15.55	11.35	06/28/96	NASDAQ	6,886,345	201.98
RMGC	RMG Capital Corporation	CA	649,791	41,149	40,885	0.81	NA	10.20	NA	NA	OTC BB	2,681,000	60.32
SNLS	San Luis Trust Bank FSB	CA	262,236	26,517	26,517	1.98	1.98	20.61	20.61	NA	OTC BB	4,350,427	55.47
HCBC	High Country Bancorp Inc.	CO	199,865	18,192	18,192	0.47	NA	5.17	NA	12/10/97	Pink Sheet	868,925	17.54
UWBK	United Western Bancorp, Inc.	CO	2,203,665	109,654	109,654	0.09	NA	1.71	NA	10/18/96	NASDAQ	7,556,573	147.35
NEBS	New England Bancshares	CT	272,160	57,227	55,494	0.44	NA	2.22	NA	12/29/05	NASDAQ	5,348,000	66.85
NAL	NewAlliance Bancshares Inc.	CT	7,198,575	1,354,129	848,417	0.73	0.76	3.72	3.90	04/02/04	NYSE	109,550,526	1831.68
IFSB	Independence Federal Svgs Bank	DC	160,903	12,377	12,377	-1.66	-1.66	-18.00	-18.00	06/06/85	NASDAQ	1,552,448	15.99
WSFS	WSFS Financial Corp.	DE	2,999,702	208,383	206,923	1.03	1.08	15.89	16.62	11/26/86	NASDAQ	6,675,087	444.36
BBX	BankAtlantic Bancorp Inc.	FL	6,569,650	524,548	440,653	0.25	0.26	2.98	3.21	11/29/83	NYSE	60,990,724	756.60
BKUNA	BankUnited Financial Corp.	FL	13,570,899	754,318	725,965	0.69	0.69	12.89	12.89	12/11/85	NASDAQ	36,666,000	962.96
BFF	BFC Financial Corp.	FL	7,694,259	177,407	93,512	0.03	NA	1.16	NA	NA	NYSE	35,846,534	228.15
FDT	Federal Trust Corp.	FL	729,952	53,997	53,997	0.52	0.52	7.96	7.87	12/12/97	AMEX	9,351,542	94.64
FFFL	Fidelity Bankshares Inc.	FL	4,381,549	304,303	284,090	0.73	0.75	10.49	10.71	05/15/01	NASDAQ	25,384,215	1017.70
FCFL	First Community Bank Corp.	FL	371,595	32,764	32,336	1.09	1.05	12.19	11.71	05/31/03	NASDAQ	3,835,187	75.74

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HARB	Harbor Florida Bancshares Inc.	FL	3,266,543	349,427	345,523	1.49	1.49	14.04	14.04	03/19/98	NASDAQ	24,138,000	1086.69
EBDC	ebank Financial Services Inc.	GA	138,655	10,519	10,519	0.10	0.10	1.21	1.21	07/06/98	OTC BB	7,202,427	6.85
NTBK	NetBank Inc.	GA	3,849,408	290,598	236,749	-2.46	-2.28	-30.59	-28.34	07/29/97	NASDAQ	46,396,706	238.50
FFSX	First Federal Bankshares Inc.	IA	594,840	69,297	50,767	0.59	0.57	5.00	4.81	04/14/99	NASDAQ	3,382,988	72.76
HZFS	Horizon Financial Svcs Corp.	IA	124,452	11,349	11,349	-0.29	-0.24	-3.08	-2.49	06/30/94	OTC BB	779,431	10.21
CASH	Meta Financial Group Inc.	IA	741,132	45,332	41,929	0.52	0.36	9.10	6.28	09/20/93	NASDAQ	2,534,367	66.95
FFFD	North Central Bancshares Inc.	IA	514,507	43,007	38,060	0.97	0.97	11.03	11.03	03/21/96	NASDAQ	1,416,353	57.01
AFBA	Allied First Bancorp Inc.	IL	165,185	10,347	9,815	0.23	0.23	3.44	3.44	12/31/01	OTC BB	511,318	9.20
BFIN	BankFinancial Corp	IL	1,609,977	325,883	293,156	0.72	0.69	3.54	3.38	06/24/05	NASDAQ	24,462,550	432.73
BPLS	BankPlus FSB	IL	296,793	23,638	23,638	0.54	0.54	7.12	7.12	07/10/91	Pink Sheet	NA	22.11
ESDF	East Side Financial Inc.	IL	129,311	11,681	11,681	0.33	0.34	3.64	3.83	11/01/91	Pink Sheet	284,516	11.08
FBTC	First BancTrust Corp.	IL	291,517	26,421	25,446	0.38	0.41	4.08	4.30	04/19/01	NASDAQ	2,344,200	26.84
FCLF	First Clover Leaf Fin Corp.	IL	340,748	93,086	81,513	0.87	1.00	3.43	3.95	07/11/06	NASDAQ	9,074,031	104.35
FFBI	First Federal Bancshares Inc.	IL	339,823	21,920	20,401	0.16	0.17	2.64	2.67	08/17/00	NASDAQ	1,249,389	28.41
GTPS	Great American Bancorp	IL	146,624	17,404	16,919	1.07	1.07	8.95	8.95	06/30/95	OTC BB	687,083	22.74
MAFB	MAF Bancorp Inc.	IL	11,464,799	1,059,152	650,875	0.93	0.93	9.97	9.97	01/12/90	NASDAQ	32,807,410	1465.24
MCPH	Midland Capital Holdings Corp.	IL	125,758	13,465	13,465	0.73	0.72	7.30	7.21	06/30/93	OTC BB	372,600	15.75
PFED	Park Bancorp Inc.	IL	226,391	29,375	29,375	-0.11	-0.11	-0.87	-0.87	08/12/96	NASDAQ	1,114,725	38.31
RYFL	Royal Financial Inc.	IL	131,538	32,919	32,919	0.34	0.05	1.16	0.18	01/21/05	OTC BB	2,597,100	41.55
UMBR	Umbrella Bancorp Inc.	IL	44,600	-10,700	-10,714	-4.55	-3.61	-161.56	-128.19	NA	Pink Sheet	NA	7.06
WFBS	Washington Fed Bank for Svgs	IL	72,906	6,484	6,484	1.18	1.18	12.84	12.84	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	54,886	3,202	3,202	0.21	0.21	3.53	3.53	03/01/95	Pink Sheet	214,196	3.23
AMFC	AMB Financial Corp.	IN	176,027	14,806	14,806	0.40	0.39	4.78	4.66	04/01/96	OTC BB	1,051,265	16.39
ASBI	Ameriana Bancorp	IN	478,717	34,186	33,343	0.07	0.07	0.85	0.85	03/02/87	NASDAQ	3,126,968	44.06
BRBI	Blue River Bancshares Inc.	IN	214,470	17,955	14,537	0.66	0.66	8.17	8.17	06/24/98	NASDAQ	3,507,150	20.83
CITZ	CFS Bancorp Inc.	IN	1,292,380	133,022	131,707	0.44	0.39	4.00	3.54	07/24/98	NASDAQ	11,293,170	160.67
CSFC	City Savings Financial Corp.	IN	139,638	12,606	12,606	-0.02	NA	-0.21	NA	12/28/01	OTC BB	565,000	12.01
DSFN	DSA Financial Corp.	IN	106,695	17,091	17,091	0.84	0.73	4.92	4.32	07/30/04	OTC BB	1,684,362	21.05
FFWC	FFW Corp.	IN	282,054	24,787	NA	1.10	1.00	12.37	11.24	04/05/93	OTC BB	1,225,381	31.25
FDLB	Fidelity Federal Bancorp	IN	209,317	17,035	17,035	0.57	0.51	6.96	6.23	08/31/87	Pink Sheet	776,565	15.53
FBEI	First Bancorp of Indiana Inc.	IN	304,894	28,594	26,740	0.44	0.28	4.42	2.87	04/07/99	NASDAQ	1,552,643	34.83
FCAP	First Capital Inc.	IN	451,725	43,508	37,714	0.84	0.84	8.74	8.74	01/04/99	NASDAQ	2,846,543	52.66
HWEN	Home Financial Bancorp	IN	76,543	7,467	7,467	0.34	0.28	3.54	2.95	07/02/96	OTC BB	1,354,450	7.11

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
LOGN	Logansport Financial Corp.	IN	162,583	17,440	17,440	0.47	0.62	4.22	5.59	06/14/95	Pink Sheet	869,443	14.78
LSBI	LSB Financial Corp.	IN	365,778	34,340	34,340	0.88	0.88	9.80	9.78	02/03/95	NASDAQ	1,605,579	40.72
MFBC	MFB Corp.	IN	496,072	38,939	35,270	0.42	0.41	5.64	5.63	03/25/94	NASDAQ	1,320,844	46.23
MFSF	MutualFirst Financial Inc.	IN	990,695	87,889	72,895	0.58	0.58	6.38	6.38	12/30/99	NASDAQ	4,391,637	92.98
NIDB	Northeast Indiana Bancorp	IN	233,755	24,012	NA	0.45	0.37	4.37	3.65	06/28/95	OTC BB	1,350,709	22.42
NWIN	NorthWest Indiana Bancorp	IN	630,484	48,968	48,968	1.10	1.10	14.20	14.19	NA	OTC BB	2,793,057	88.54
PFDC	Peoples Bancorp	IN	498,321	62,612	60,052	0.69	0.68	5.24	5.19	07/07/87	NASDAQ	3,246,464	63.04
RIVR	River Valley Bancorp	IN	333,520	23,757	23,726	0.53	0.54	7.50	7.63	12/20/96	NASDAQ	1,617,731	30.90
TDCB	Third Century Bancorp	IN	131,532	19,337	19,337	0.43	0.43	2.69	2.69	06/30/04	OTC BB	1,653,125	19.01
FFSL	First Independence Corp.	KS	179,313	16,265	16,265	0.66	NA	7.42	NA	10/08/93	OTC BB	881,548	16.13
CKFB	CKF Bancorp Inc.	KY	164,485	16,817	15,717	0.94	0.94	9.07	9.07	01/04/95	OTC BB	1,360,000	21.90
CFBC	Community First Bancorp Inc.	KY	77,267	2,801	2,801	-0.56	-0.56	-14.80	-14.80	06/27/03	OTC BB	328,088	2.79
HFBC	HopFed Bancorp Inc.	KY	759,072	52,207	43,349	0.62	0.64	8.19	8.53	02/09/98	NASDAQ	3,660,315	59.19
FPBF	FPB Financial Corp.	LA	134,111	8,244	8,244	0.65	0.64	9.99	9.83	07/01/99	Pink Sheet	280,000	10.43
GLBP	Globe Bancorp Inc.	LA	30,097	5,507	5,507	0.73	0.69	4.02	3.81	07/10/01	OTC BB	253,000	4.14
GSLA	GS Financial Corp.	LA	172,412	27,019	27,019	-1.17	-0.66	-7.81	-4.41	04/01/97	NASDAQ	1,266,268	27.22
HSTD	Homestead Bancorp Inc.	LA	132,956	10,995	10,995	0.36	0.36	4.13	4.08	07/20/98	Pink Sheet	NA	7.31
TSH	Teche Holding Company	LA	685,750	63,609	59,728	1.07	1.04	11.79	11.51	04/19/95	AMEX	2,218,000	111.34
BFBC	Benjamin Franklin Bancorp Inc	MA	902,281	108,371	71,307	0.57	0.57	4.62	4.63	04/05/05	NASDAQ	8,249,802	119.70
BHLB	Berkshire Hills Bancorp Inc.	MA	2,205,097	254,701	156,036	0.57	0.68	4.75	5.66	06/28/00	NASDAQ	8,689,341	309.94
BRKL	Brookline Bancorp Inc.	MA	2,375,472	580,882	529,476	0.91	0.89	3.53	3.44	07/10/02	NASDAQ	61,583,773	869.56
CEBK	Central Bancorp Inc.	MA	556,082	40,101	37,869	0.33	0.27	4.53	3.77	10/24/86	NASDAQ	1,590,951	53.30
CBNK	Chicopee Bancorp Inc.	MA	445,736	107,537	107,537	NA	NA	NA	NA	07/20/06	NASDAQ	7,439,368	110.85
HIFS	Hingham Instit. for Savings	MA	678,369	51,499	51,499	0.81	0.81	10.46	10.46	12/20/88	NASDAQ	2,116,250	69.97
LEGC	Legacy Bancorp	MA	805,417	149,594	146,509	-0.26	-0.33	-1.45	-1.84	10/26/05	NASDAQ	10,308,600	163.91
LSBX	LSB Corp.	MA	521,585	57,112	57,112	0.15	0.26	1.40	2.36	05/02/86	NASDAQ	4,573,117	74.02
MASB	MASSBANK Corp.	MA	845,927	105,902	104,812	0.82	0.77	6.91	6.52	05/28/86	NASDAQ	4,314,504	140.98
MFLR	Mayflower Co-operative Bank	MA	245,727	18,851	18,790	0.52	NA	6.76	NA	12/23/87	NASDAQ	2,092,009	26.25
ABKD	American Bank Holdings Inc.	MD	323,105	27,105	27,105	1.10	0.84	13.58	10.30	NA	OTC BB	3,157,997	35.53
BUCS	BUCS Financial Corp	MD	148,825	11,715	11,715	0.40	0.40	4.98	4.97	03/15/01	OTC BB	882,108	20.11
PCGO	Prince George's FSB	MD	101,518	12,157	12,157	0.95	0.95	8.24	8.24	NA	Pink Sheet	NA	NA
SVBI	Severn Bancorp Inc.	MD	910,175	83,277	82,943	1.84	1.84	20.99	20.99	NA	NASDAQ	9,150,850	174.87
WSB	Washington Savings Bank FSB	MD	444,123	59,947	59,947	1.03	1.02	8.82	8.72	08/03/88	AMEX	7,425,344	65.50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CTZN	Citizens First Bancorp Inc.	MI	1,778,484	174,054	161,419	0.51	0.52	5.08	5.23	03/07/01	NASDAQ	8,153,337	246.23
FFNM	First Fed of N Michigan Bncp	MI	286,369	35,539	31,475	0.31	0.32	2.41	2.49	04/04/05	NASDAQ	3,034,999	27.92
FBC	Flagstar Bancorp Inc.	MI	15,120,025	815,012	815,012	0.60	0.62	11.58	12.05	04/30/97	NYSE	63,571,427	965.26
STBI	Sturgis Bancorp	MI	320,354	27,494	22,280	0.97	1.04	11.10	11.89	11/10/88	Pink Sheet	2,427,211	31.31
HMNF	HMN Financial Inc.	MN	991,258	92,064	88,129	0.93	0.93	9.78	9.76	06/30/94	NASDAQ	4,343,464	145.67
REDW	Redwood Financial Inc.	MN	75,656	7,952	7,952	0.44	0.43	4.02	3.98	07/10/95	Pink Sheet	446,988	8.15
WEFP	Wells Financial Corp.	MN	269,391	23,944	23,944	0.80	0.77	8.87	8.56	04/11/95	OTC BB	940,675	26.63
CCFC	CCSB Financial Corp.	MO	96,383	13,467	13,467	0.00	0.00	0.02	0.02	01/09/03	OTC BB	881,223	13.17
FBSI	First Bancshares Inc.	MO	227,079	26,451	26,128	-0.03	NA	-0.22	NA	12/22/93	NASDAQ	1,551,715	25.53
LXMO	Lexington B&L Financial Corp.	MO	132,578	14,730	13,941	0.61	0.61	6.00	5.99	06/06/96	Pink Sheet	627,675	15.85
LBCP	Liberty Bancorp Inc.	MO	281,345	21,318	21,318	0.53	0.53	6.33	6.33	07/24/06	NASDAQ	4,753,109	47.84
NASB	NASB Financial Inc.	MO	1,550,347	153,382	150,411	1.40	1.40	14.36	14.36	09/27/85	NASDAQ	8,368,642	349.22
PULB	Pulaski Financial Corp.	MO	961,818	75,027	NA	1.14	0.95	14.98	12.41	12/03/98	NASDAQ	9,951,000	156.23
CSBC	Citizens South Banking Corp.	NC	725,908	85,776	53,934	0.65	0.68	5.33	5.59	10/01/02	NASDAQ	8,199,683	104.18
CDLX	Coddle Creek Financial Corp.	NC	149,306	20,163	20,163	0.37	0.37	2.69	2.69	12/31/97	Pink Sheet	631,019	18.93
KSBI	KS Bancorp Inc.	NC	288,001	16,873	16,873	0.76	0.77	13.11	13.16	12/30/93	OTC BB	1,309,501	37.32
MTUC	Mutual Community Savings Bank	NC	89,538	6,564	6,564	-0.82	-0.82	-10.29	-10.29	06/29/93	OTC BB	363,719	3.58
SSFC	South Street Financial Corp.	NC	268,848	26,080	26,080	0.56	0.58	5.50	5.69	10/03/96	NASDAQ	2,954,696	26.84
TONE	TierOne Corp.	NE	3,350,986	345,149	294,106	1.22	1.24	12.49	12.60	10/02/02	NASDAQ	18,172,673	577.32
MNKB	Monadnock Bancorp, Inc.	NH	87,264	9,623	9,404	0.12	0.13	1.54	1.65	06/29/06	OTC BB	1,293,608	8.73
NHTB	New Hampshire Thrift Bncshrs	NH	671,360	48,567	36,427	0.85	0.85	12.08	12.08	05/22/86	NASDAQ	4,191,080	65.86
ABNJ	American Bancorp of New Jersey	NJ	514,319	124,861	124,861	0.42	0.44	1.68	1.75	10/06/05	NASDAQ	14,125,000	172.04
FNSW	Farnsworth Bancorp Inc.	NJ	107,237	8,904	8,904	0.23	0.23	2.63	2.58	09/30/98	OTC BB	650,530	17.28
FMCO	FMS Financial Corp.	NJ	1,212,983	78,319	76,980	0.46	0.42	7.36	6.79	12/14/88	NASDAQ	6,515,813	207.25
HCBK	Hudson City Bancorp Inc.	NJ	33,638,004	5,002,242	4,841,698	0.99	0.99	5.73	5.73	06/07/05	NASDAQ	565,714,563	7687.26
OCFC	OceanFirst Financial Corp.	NJ	2,073,164	137,010	135,815	0.93	0.93	14.07	14.01	07/03/96	NASDAQ	12,349,245	286.40
PBCI	Pamrapo Bancorp Inc.	NJ	643,301	59,997	59,997	1.10	1.04	11.98	11.39	11/14/89	NASDAQ	4,975,542	115.93
PFSB	PennFed Financial Services Inc	NJ	2,334,262	124,382	124,382	0.52	0.51	9.32	9.20	07/15/94	NASDAQ	12,836,722	252.50
PFS	Provident Financial Services	NJ	5,823,997	1,013,162	583,069	0.93	0.93	5.22	5.22	01/15/03	NYSE	63,563,973	1178.15
RBLG	Roebling Financial Corp.	NJ	123,155	16,070	16,070	0.43	0.43	3.03	3.03	10/01/04	OTC BB	1,710,045	21.67
SYNF	Synergy Finl Group Inc.	NJ	993,244	96,461	95,727	0.44	0.44	4.45	4.45	01/21/04	NASDAQ	11,382,143	185.30
FFSW	First Fed Banc of the SW Inc	NM	562,286	52,532	46,917	0.98	0.99	10.38	10.45	NA	Pink Sheet	3,992,453	94.42
AF	Astoria Financial Corp.	NY	21,599,128	1,261,179	1,076,028	0.89	0.90	14.97	15.25	11/18/93	NYSE	99,326,924	2938.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CNY	Carver Bancorp Inc.	NY	779,596	48,768	42,942	0.35	0.59	4.61	7.84	10/25/94	AMEX	2,511,347	41.15
DCOM	Dime Community Bancshares Inc.	NY	3,137,600	295,747	240,109	1.07	1.04	11.50	11.16	06/26/96	NASDAQ	36,665,264	519.31
ESBK	Elmira Savings Bank	NY	360,299	24,274	24,006	0.82	0.70	12.01	10.22	03/01/85	NASDAQ	1,324,213	40.18
FNFG	First Niagara Finl Group	NY	8,011,500	1,383,878	631,622	1.17	1.15	6.87	6.73	01/21/03	NASDAQ	110,794,822	1644.48
FFIC	Flushing Financial Corp.	NY	2,736,933	215,251	197,688	0.91	0.93	12.20	12.51	11/21/95	NASDAQ	21,115,105	381.70
GLK	Great Lakes Bancorp, Inc.	NY	869,290	136,288	124,017	NA	NA	NA	NA	NA	NYSE	10,915,274	164.05
NYB	New York Community Bancorp	NY	28,924,286	3,712,010	1,448,305	0.79	0.95	6.32	7.61	11/23/93	NYSE	295,117,419	4843.35
PRTR	Partners Trust Financial	NY	3,770,666	492,548	237,423	0.66	0.69	4.87	5.10	07/15/04	NASDAQ	44,291,402	520.33
PBNY	Provident New York Bancorp	NY	2,840,373	405,286	233,121	0.75	0.75	5.15	5.15	01/15/04	NASDAQ	42,699,046	652.44
ROME	Rome Bancorp Inc.	NY	296,013	80,555	80,555	1.09	1.07	3.70	3.65	03/31/05	NASDAQ	8,728,220	109.40
TRST	TrustCo Bank Corp NY	NY	3,000,869	227,503	226,950	1.69	1.68	22.28	22.27	NA	NASDAQ	74,828,236	859.77
ASBN	ASB Financial Corp.	OH	198,472	16,829	16,829	0.84	0.84	9.42	9.42	05/11/95	Pink Sheet	1,600,000	33.20
CFBK	Central Federal Corp.	OH	225,113	29,322	29,322	-0.40	-0.40	-2.97	-2.95	12/30/98	NASDAQ	4,543,662	34.80
CIBN	Community Investors Bancorp	OH	126,230	10,604	10,604	0.69	0.68	7.04	6.88	02/07/95	Pink Sheet	872,911	12.74
FFDF	FFD Financial Corp.	OH	160,537	18,923	18,923	0.94	0.93	8.19	8.12	04/03/96	NASDAQ	1,212,872	17.70
FDEF	First Defiance Financial	OH	1,524,679	158,155	119,454	1.02	1.00	9.84	9.63	10/02/95	NASDAQ	7,141,000	205.23
FFHS	First Franklin Corp.	OH	323,617	25,295	25,295	0.36	0.22	4.40	2.78	01/26/88	NASDAQ	1,685,885	26.13
FNFI	First Niles Financial Inc.	OH	100,973	16,154	16,154	0.76	0.57	4.71	3.51	10/27/98	NASDAQ	1,384,553	18.69
FPFC	First Place Financial Corp.	OH	3,012,232	319,056	214,687	0.87	0.94	8.96	9.70	01/04/99	NASDAQ	17,456,235	435.67
HCFC	Home City Financial Corp.	OH	149,228	13,872	13,649	0.53	0.53	5.80	5.80	12/30/96	NASDAQ	835,690	13.62
HLFN	Home Loan Financial Corp.	OH	158,426	18,218	18,218	0.22	0.22	1.76	1.76	03/26/98	Pink Sheet	1,501,303	22.40
IDVB	Indian Village Bancorp Inc.	OH	114,230	8,271	8,271	0.04	NA	0.60	NA	07/02/99	OTC BB	437,432	8.09
OCFL	OC Financial Inc	OH	62,532	7,138	7,138	-0.50	-0.50	-4.22	-4.22	04/01/05	OTC BB	560,198	5.88
OHSF	Ohio Savings Financial Corp.	OH	16,605,531	1,242,717	1,241,592	1.21	1.18	16.11	15.74	NA	Pink Sheet	NA	1944.72
PCBI	Peoples Community Bancorp Inc.	OH	1,057,264	94,493	64,159	0.22	0.30	2.59	3.54	03/30/00	NASDAQ	4,829,699	81.14
PSFC	Peoples-Sidney Financial Corp.	OH	139,741	15,537	15,537	0.79	0.79	6.52	6.52	04/28/97	Pink Sheet	1,384,268	20.43
PFOH	Perpetual Federal Savings Bank	OH	369,293	55,377	55,377	1.13	1.13	7.63	7.63	04/19/91	OTC BB	2,469,822	65.45
PVFC	PVF Capital Corp.	OH	912,379	69,995	69,995	0.57	0.57	7.39	7.39	12/30/92	NASDAQ	7,717,448	79.94
UCFC	United Community Finl Corp.	OH	2,670,812	276,718	241,386	0.93	0.93	8.77	8.77	07/09/98	NASDAQ	30,962,068	410.37
WAYN	Wayne Savings Bancshares	OH	405,801	35,713	33,258	0.46	0.44	4.98	4.77	01/09/03	NASDAQ	3,304,052	47.91
ESBF	ESB Financial Corp.	PA	1,918,387	128,999	84,107	0.48	0.56	7.12	8.38	06/13/90	NASDAQ	12,996,792	139.57
FSBI	Fidelity Bancorp Inc.	PA	730,401	43,834	41,063	0.55	0.50	9.14	8.29	06/24/88	NASDAQ	2,960,496	56.28
FKFS	First Keystone Financial	PA	528,922	27,257	27,257	0.15	0.13	2.83	2.43	01/26/95	NASDAQ	2,024,074	38.54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FSSB	First Star Bancorp Inc.	PA	592,056	32,318	32,318	0.41	0.40	7.60	7.42	05/15/87	Pink Sheet	588,754	18.10
HARL	Harleysville Savings Financial	PA	775,638	48,471	48,471	0.55	0.55	8.75	8.72	08/04/87	NASDAQ	3,849,735	70.26
KNBT	KNBT Bancorp Inc.	PA	2,926,763	349,715	215,472	0.75	0.68	6.26	5.68	11/03/03	NASDAQ	27,672,834	483.36
PVSA	Parkvale Financial Corp.	PA	1,923,586	125,218	93,291	0.73	0.73	11.23	11.16	07/16/87	NASDAQ	5,679,742	186.47
SEFL	SE Financial Corp.	PA	171,963	23,886	23,886	0.05	0.06	0.28	0.34	05/06/04	OTC BB	2,288,375	28.58
SOV	Sovereign Bancorp Inc.	PA	90,410,059	8,733,777	3,211,612	0.59	0.89	6.41	9.59	08/12/86	NYSE	475,710,762	11751.83
THRD	TF Financial Corp.	PA	654,777	65,387	60,845	0.84	0.85	8.92	8.98	07/13/94	NASDAQ	2,871,370	90.80
WFBC	Willow Financial Bncp Inc.	PA	1,553,023	207,705	101,232	0.84	NA	6.54	NA	04/04/02	NASDAQ	14,875,580	233.55
WVFC	WVS Financial Corp.	PA	423,183	29,728	29,728	0.73	0.73	10.79	10.79	11/29/93	NASDAQ	2,320,347	37.99
NFSB	Newport Bancorp Inc.	RI	292,729	59,255	59,255	NA	NA	NA	NA	07/07/06	NASDAQ	4,878,349	68.30
CFCP	Coastal Financial Corp.	SC	1,659,475	112,824	112,824	1.18	1.18	18.56	18.53	09/26/90	NASDAQ	21,697,000	302.24
FCPB	First Capital Bancshares Inc.	SC	51,869	4,941	4,941	1.11	1.11	12.03	12.03	10/29/99	Pink Sheet	563,378	5.30
FFCH	First Financial Holdings Inc.	SC	2,658,128	183,765	161,059	1.06	1.06	15.76	15.76	11/10/83	NASDAQ	12,021,412	468.23
PEDE	Great Pee Dee Bancorp Inc.	SC	214,237	26,863	26,231	0.80	0.85	6.45	6.82	12/31/97	NASDAQ	1,786,169	28.65
SFDL	Security Federal Corp.	SC	684,714	40,417	NA	0.61	0.61	10.53	10.53	10/30/87	OTC BB	2,617,434	62.83
HFFC	HF Financial Corp.	SD	987,195	58,323	53,372	0.49	0.24	8.23	4.07	04/08/92	NASDAQ	3,965,479	69.04
JFBI	Jefferson Bancshares Inc.	TN	331,398	74,442	74,442	0.58	0.62	2.40	2.59	07/02/03	NASDAQ	6,573,706	86.28
SCYT	Security Bancorp Inc.	TN	133,865	12,962	12,962	1.11	1.11	12.40	12.40	06/30/97	OTC BB	NA	13.61
SFBK	SFB Bancorp Inc.	TN	59,346	12,106	12,106	1.02	1.01	4.94	4.89	05/30/97	Pink Sheet	457,000	10.97
SFKT	State of Franklin Bcshs Inc.	TN	347,246	26,552	26,552	0.86	0.79	11.53	10.59	NA	Pink Sheet	NA	25.22
UNTN	United Tennessee Bankshares	TN	121,405	13,373	12,780	1.02	0.90	8.28	7.28	01/05/98	OTC BB	911,428	20.01
BAFI	BancAffiliated Inc.	TX	111,440	8,270	8,270	0.93	0.54	12.16	7.08	06/01/01	Pink Sheet	276,500	7.33
ETFS	East Texas Financial Services	TX	231,275	21,482	19,285	0.21	0.19	2.28	2.09	01/10/95	OTC BB	1,307,826	21.06
FBTX	Franklin Bank Corp.	TX	5,173,202	435,970	278,964	0.55	0.55	7.17	7.14	12/18/03	NASDAQ	23,541,080	472.17
CFFC	Community Financial Corp.	VA	445,920	37,138	37,138	0.98	0.98	11.88	11.88	03/30/88	NASDAQ	4,247,732	50.97
GAFC	Greater Atlantic Financial	VA	318,169	12,174	11,218	-1.55	-1.41	-33.83	-30.85	06/28/99	NASDAQ	3,020,934	14.20
VSBR	Virginia SB FSB	VA	183,616	13,521	13,521	NA	NA	NA	NA	NA	Pink Sheet	1,899,984	24.70
FMSB	First Mutual Bancshares Inc.	WA	1,093,937	67,547	67,547	1.00	0.98	17.27	16.86	12/17/85	NASDAQ	6,670,269	157.25
FBNW	FirstBank NW Corp.	WA	884,167	82,764	64,311	1.10	1.17	11.77	12.50	07/02/97	NASDAQ	6,062,186	180.41
RPFG	Rainier Pacific Finl Group Inc	WA	901,075	86,745	86,597	0.31	0.31	3.25	3.24	10/21/03	NASDAQ	6,617,670	129.84
RVSB	Riverview Bancorp Inc.	WA	844,447	95,791	69,420	1.44	1.43	11.68	11.58	10/01/97	NASDAQ	11,575,472	161.94
TSBK	Timberland Bancorp Inc.	WA	577,087	79,365	72,209	1.47	1.47	10.59	10.59	01/13/98	NASDAQ	3,757,676	135.46
WFSL	Washington Federal Inc.	WA	9,069,020	1,262,720	1,206,461	1.67	1.67	11.76	11.76	11/17/82	NASDAQ	87,338,824	2049.84

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WM	Washington Mutual Inc.	WA	348,877,000	26,458,000	17,535,000	0.97	0.98	12.88	12.98	03/11/83	NYSE	945,098,276	40606.70
ABCW	Anchor BanCorp Wisconsin	WI	4,481,586	330,774	310,818	1.00	1.01	13.29	13.34	07/16/92	NASDAQ	21,786,833	639.86
BKMU	Bank Mutual Corp.	WI	3,459,766	527,381	471,557	0.63	0.61	4.13	4.01	10/30/03	NASDAQ	60,205,388	758.06
CZWI	Citizens Community Bncp	WI	283,990	30,082	22,786	0.17	0.17	1.50	1.44	11/01/06	NASDAQ	7,117,000	69.81
SVBC	Sistersville Bancorp Inc.	WV	52,423	7,849	7,849	0.75	0.75	4.57	4.57	06/26/97	Pink Sheet	NA	6.62
CRZY	Crazy Woman Creek Bancorp	WY	111,884	10,225	10,041	0.72	0.70	8.00	7.86	03/29/96	Pink Sheet	643,014	11.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF NOVEMBER 20, 2006

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,069,277	359,889	258,678	0.88	0.91	10.03	10.41			22,479,869	544.35
MEDIAN		487,395	44,583	40,974	0.66	0.68	6.53	6.79			3,796,432	60.51
HIGH		348,877,000	26,458,000	17,535,000	1.98	1.98	22.28	22.27			945,098,276	40,606.70
LOW		30,097	-10,700	-10,714	-4.55	-3.61	-161.56	-128.19			214,196	2.61
AVERAGE FOR STATE												
NJ		4,746,367	666,141	606,750	0.92	5.84	5.85	5.84			69,382,358	1,012.38
AVERAGE BY REGION												
MIDWEST		1,114,285	97,928	88,331	0.83	0.82	9.46	9.38			5,895,950	137.88
NEW ENGLAND		1,206,919	200,223	152,663	0.63	0.64	3.78	3.82			15,747,952	265.33
MID ATLANTIC		5,646,032	614,048	366,164	0.79	0.91	7.11	8.19			50,620,539	918.26
SOUTHEAST		1,519,056	102,463	92,360	0.31	0.32	4.56	4.80			11,527,017	180.08
SOUTHWEST		876,098	69,225	53,889	0.47	0.44	6.19	5.81			4,156,063	83.66
WEST		19,481,573	1,502,549	1,086,292	1.02	1.03	13.45	13.50			56,957,424	2,342.74
AVERAGE BY EXCHANGE												
NYSE		42,298,175	3,466,665	2,171,724	0.90	0.96	11.33	11.97			164,258,632	5,187.16
AMEX		659,855	56,580	54,154	0.72	0.77	8.54	9.14			5,376,558	78.16
NASDAQ		1,800,135	194,714	166,042	0.79	0.78	7.16	7.07			17,146,275	299.45
OTC		206,269	19,058	18,058	0.67	0.57	7.07	6.05			1,584,751	24.17
Pink Sheets		698,268	54,157	53,739	1.07	1.05	13.63	13.31			995,549	81.42

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE						CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 11/20/06 ($)	% Change From IPO Price
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	10/05/05	10.00	11.25	12.50	11.15	11.50	10.95	9.50	**18.16**	**81.60**
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	10.00	10.16	1.60	9.80	(2.00)	10.01	0.10	**12.18**	**21.80**
ISBC	Investors Bancorp Inc. (MHC)	NJ	10/12/05	10.00	10.02	0.20	10.07	0.70	10.52	5.20	**15.25**	**52.50**
LEGC	Legacy Bancorp	MA	10/26/05	10.00	13.03	30.30	13.48	34.80	13.20	32.00	**15.90**	**59.00**
EQFC	Equitable Financial Corp (MHC)	NE	11/09/05	10.00	10.00	0.00	10.00	0.00	9.40	(6.00)	**10.75**	**7.50**
NEBS	New England Bancshares	CT	12/29/05	10.00	10.66	6.60	10.70	7.00	10.70	7.00	**12.50**	**25.00**
GVFF	Greenville Federal Finl (MHC)	OH	01/05/06	10.00	10.00	0.00	10.25	2.50	10.00	0.00	**10.30**	**3.00**
MGYR	Magyar Bancorp Inc. (MHC)	NJ	01/24/06	10.00	10.65	6.50	10.50	5.00	10.60	6.00	**13.60**	**36.00**
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	10.80	8.00	10.84	8.40	10.55	5.50	**11.53**	**15.30**
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	10.70	7.00	10.55	5.50	10.29	2.90	**12.25**	**22.50**
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.13	11.30	11.00	10.00	11.40	14.00	**12.05**	**20.50**
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	8.00	0.00	8.00	0.00	6.90	(13.75)	**6.75**	**(15.63)**
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	11.00	10.00	11.20	12.00	11.20	12.00	**11.30**	**13.00**
NFSB	Newport Bancorp Inc.	RI	07/07/06	10.00	12.80	28.00	12.86	28.60	13.17	31.70	**14.00**	**40.00**
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	10.39	3.90	10.70	7.00	11.02	10.20	**11.50**	**15.00**
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	10.00	0.00	9.85	(1.50)	9.30	(7.00)	**9.00**	**(10.00)**
ROMA	Roma Financial Corp. (MHC)	NJ	07/12/06	10.00	14.10	41.00	14.50	45.00	14.66	46.60	**15.71**	**57.10**
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	14.46	44.60	14.47	44.70	14.52	45.20	**14.90**	**49.00**
LBCP	Liberty Bancorp Inc.	MO	07/24/06	10.00	10.25	2.50	10.07	0.70	10.09	0.90	**10.05**	**0.50**
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	10/02/06	10.00	12.95	29.50	12.79	27.90	13.01	30.10	**13.67**	**36.70**
VPFG	ViewPoint Financial Grp (MHC)	TX	10/03/06	10.00	14.99	49.90	15.25	52.50	15.39	53.90	**16.91**	**69.10**
BFFI	Ben Franklin Financial Inc.	IL	10/19/06	10.00	10.70	7.00	10.65	6.50	10.65	6.50	**10.60**	**6.00**
CZWI	Citizens Community Bncp	WI	11/01/06	10.00	9.75	(2.50)	9.90	(1.01)	NA	NA	**9.81**	**(1.90)**
			AVERAGE			**12.95**		**13.30**		**13.30**		**26.24**
			MEDIAN			**7.00**		**7.00**		**6.75**		**21.80**
			HIGH			**49.90**		**52.50**		**53.90**		**81.60**
			LOW			**(2.50)**		**(2.00)**		**(13.75)**		**(15.63)**

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF DELANCO FEDERAL SAVINGS BANK

NONE

EXHIBIT 35

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	17.860	17.930	11.730	6.88	14.78	6.59	53.50	0.41	45.79	271.13	33.38	45.79
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	12.250	12.400	10.170	11.16	8.89	6.81	54.01	0.20	49.00	179.96	22.68	49.00
PBCT	People's Bank (MHC)	CT	NASDAQ	44.410	44.980	30.000	8.03	19.70	9.51	74.66	0.97	52.87	466.98	59.47	48.05
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.810	11.310	10.140	-1.46	1.03	7.45	69.02	0.24	37.28	145.10	15.67	38.81
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	16.450	16.900	12.980	12.98	12.21	8.08	62.42	0.08	NA	203.64	26.35	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	12.000	12.490	10.350	0.00	5.73	6.56	59.89	0.15	48.00	182.83	20.04	45.14
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	18.010	18.400	14.000	-0.17	6.25	6.59	57.44	0.38	47.39	273.28	31.36	45.88
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	51.750	52.950	34.330	16.50	42.84	13.61	55.81	3.80	NM	380.24	92.76	99.13
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	16.770	17.000	10.800	4.88	21.52	6.06	33.90	0.20	NM	276.52	49.47	83.49
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	9.750	13.000	9.500	-8.02	-14.47	5.78	25.76	0.68	57.35	168.64	37.85	57.35
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	17.730	17.730	12.050	3.26	18.60	7.11	50.19	0.22	41.23	249.37	35.33	41.23
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	24.900	25.150	22.500	1.22	3.75	13.50	121.67	0.41	59.29	184.44	20.30	59.29
BFFI	Ben Franklin Financial Inc.	IL	OTC BB	10.600	10.750	10.000	0.47	NA	NA	NA	0.00	NA	NA	NA	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	13.000	15.800	12.050	0.78	3.59	10.56	130.57	0.30	25.00	123.05	9.96	24.75
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTC BB	12.050	12.250	10.050	3.43	9.55	7.74	20.22	0.00	NA	155.64	59.58	NA
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTC BB	12.350	12.750	10.250	-1.20	6.56	9.19	86.77	0.15	16.69	134.42	14.23	16.69
MSVB	*Mid-Southern Savings Bank(MHC)*	IN	OTC BB	20.000	21.000	19.010	0.00	0.20	11.34	109.38	0.52	28.57	176.39	18.29	28.60
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	11.530	11.940	10.250	0.26	8.77	7.53	42.08	0.21	NA	153.19	27.40	NA
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	37.590	38.970	31.460	1.73	10.27	11.89	110.75	2.09	56.95	316.15	33.28	56.59
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.370	11.250	9.300	1.57	2.51	7.91	31.27	0.40	64.81	131.10	31.27	65.22
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	10.250	10.500	9.450	0.49	1.49	8.64	33.99	0.24	56.94	118.57	30.16	56.94
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	21.000	22.200	20.300	-0.71	-4.55	14.97	83.62	0.35	22.11	140.28	24.14	22.11
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.100	9.950	8.000	2.25	-7.89	6.67	63.19	0.00	NM	136.41	14.40	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	31.000	32.750	26.800	3.33	8.77	17.41	245.88	0.00	35.63	178.06	12.52	38.81
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	14.390	14.390	11.330	6.99	12.69	7.95	57.17	0.20	41.11	181.01	25.16	40.15
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	34.280	34.750	25.150	22.43	26.96	17.54	187.79	0.24	NM	195.40	18.25	NM
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	34.500	35.300	23.010	1.14	20.88	12.51	86.08	1.00	65.09	275.78	38.54	62.13
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	14.880	15.520	10.550	14.46	18.66	5.39	136.86	0.50	NM	276.16	10.87	NM
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	9.100	9.750	8.500	0.00	0.00	7.07	50.25	0.05	NM	128.74	18.11	82.73
SFBI	SFSB Inc. (MHC)	*MD*	*OTC BB*	*9.750*	*10.050*	*9.100*	1.04	1.04	7.67	60.19	0.00	NM	127.04	16.20	NM
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	32.740	35.000	30.300	0.43	4.43	21.56	214.26	0.84	23.22	151.88	15.28	23.21
ASFE	AF Financial Group (MHC)	NC	OTC BB	20.250	23.000	18.300	-11.96	6.58	13.32	218.27	0.20	20.88	152.03	9.28	20.82

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	24.000	27.000	20.150	-7.69	9.09	15.86	89.49	0.68	16.78	151.35	26.82	18.46
EQFC	Equitable Financial Corp (MHC)	NE	OTC BB	10.750	10.750	8.500	6.97	16.85	7.53	54.85	0.00	NA	142.76	19.59	NA
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	12.130	12.170	10.010	4.75	10.57	6.51	27.79	0.20	NM	186.39	43.65	134.78
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	13.310	13.680	10.030	6.74	6.48	8.19	83.78	0.00	39.15	162.52	15.88	39.12
ISBC	*Investors Bancorp Inc. (MHC)*	NJ	NASDAQ	15.250	15.600	10.250	3.60	10.59	8.15	48.39	0.00	NM	187.12	30.43	NA
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	16.900	17.070	11.960	5.96	13.35	6.73	27.99	0.20	NM	251.11	60.40	182.64
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	8.800	10.100	8.700	-2.22	-7.37	7.18	51.76	0.05	44.00	122.57	17.00	45.03
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	13.600	13.970	10.350	7.51	21.32	8.14	73.30	0.00	NA	167.08	18.55	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	13.000	13.310	11.000	0.00	0.63	7.20	65.27	0.00	33.33	180.51	19.92	33.33
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	15.710	16.500	12.920	1.09	3.56	7.13	26.70	0.00	NA	220.34	58.85	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	13.200	14.300	10.000	12.34	3.53	6.97	43.21	0.68	24.91	189.38	30.55	24.91
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	28.900	34.250	27.000	-0.34	5.09	21.88	116.57	0.76	NM	132.09	24.79	53.28
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	12.750	13.000	10.700	0.24	4.42	6.05	30.85	0.00	36.43	210.87	41.32	NA
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTC BB	7.800	8.546	7.300	-1.27	6.85	5.85	56.37	0.00	NM	133.39	13.84	86.67
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	12.450	14.350	10.850	5.96	-9.45	8.48	55.74	0.30	21.84	146.82	22.33	26.82
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	15.430	18.240	13.840	4.27	10.21	8.38	74.67	0.46	27.07	184.13	20.48	26.58
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	12.250	12.450	9.920	6.49	15.35	8.27	52.98	0.03	NA	148.07	23.12	NA
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	11.300	11.510	10.750	0.36	-0.79	7.30	21.94	0.00	NA	154.83	51.51	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.298	12.860	9.750	0.33	-11.67	7.31	55.79	0.45	22.60	154.55	19.86	23.43
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	13.450	16.000	11.000	-15.41	-6.40	8.67	120.92	0.41	49.81	155.13	11.12	48.60
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTC BB	9.000	10.000	8.770	-0.11	-7.22	8.07	64.72	0.00	NA	111.59	13.91	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.230	13.230	11.110	4.58	13.56	7.70	33.14	0.27	69.63	171.86	39.92	70.87
GVFF	Greenville Federal Finl (MHC)	OH	OTC BB	10.300	10.300	9.250	3.00	5.64	9.87	57.54	0.21	NA	104.31	17.90	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	18.500	21.750	13.150	-1.33	-11.90	5.81	51.36	1.58	66.07	318.53	36.02	66.07
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	16.240	16.300	12.160	1.50	9.51	7.40	59.24	0.22	36.09	219.41	27.41	35.85
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	28.700	37.500	28.650	0.17	-7.42	16.62	78.47	1.40	35.00	172.68	36.58	35.00
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	10.000	10.850	8.500	1.01	-0.70	6.88	42.28	0.00	NM	145.26	23.65	164.44
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	NASDAQ	13.670	13.720	12.250	6.22	NA	8.37	52.26	0.00	NA	163.32	26.15	NA
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	24.428	28.950	21.310	6.39	9.01	9.97	109.94	0.36	56.81	244.91	22.22	56.81
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	11.650	11.750	10.250	1.30	3.56	9.04	81.72	0.12	NM	128.91	14.26	NM
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	28.210	29.060	21.000	6.09	4.68	12.22	130.57	0.70	24.96	230.85	21.60	25.06
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.590	14.400	10.700	1.04	1.04	7.25	39.16	0.16	42.47	187.49	34.71	42.81

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	NA	NA	0.00	0.00	9.84	114.27	0.00	67.31	355.85	30.63	73.54
VPFG	ViewPoint Financial Grp (MHC)	TX	NASDAQ	16.910	17.230	14.250	10.23	NA	8.25	60.37	0.00	NA	205.03	28.01	NA
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	137.000	155.000	125.000	3.01	3.01	109.27	986.09	2.00	44.05	125.37	13.89	NM
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	18.160	19.000	11.040	2.02	7.46	7.22	51.13	0.00	NM	251.62	35.52	102.66
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			19.239	20.340	15.733	2.75	6.21	10.75	87.72	0.39	41.34	190.32	27.82	54.65
	MEDIAN			13.635	14.400	11.000	1.40	5.73	8.07	59.24	0.21	41.170	172.680	24.140	45.790
	HIGH			137.000	155.000	125.000	22.43	42.84	109.27	986.09	3.80	69.63	466.98	92.76	182.64
	LOW			7.800	8.546	7.300	-15.41	-14.47	5.39	20.22	0.00	16.69	104.31	9.28	16.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	755,787	93,053	88,698	0.70	0.70	5.59	5.59	03/31/04	NASDAQ	14,126,341	251.39
NVSL	Naugatuck Valley Finl (MHC)	CT	405,044	51,047	50,847	0.51	0.51	3.56	3.56	10/01/04	NASDAQ	7,499,025	91.56
PBCT	People's Bank (MHC)	CT	10,612,100	1,351,400	1,246,100	1.11	1.22	9.22	10.14	07/06/88	NASDAQ	142,142,485	6,312.55
PSBH	PSB Holdings Inc. (MHC)	CT	469,674	50,708	42,509	0.47	0.45	3.96	3.81	10/05/04	NASDAQ	6,804,628	73.56
RCKB	Rockville Financial Inc. (MHC)	CT	1,213,156	156,995	155,925	0.73	0.71	5.25	5.14	05/23/05	NASDAQ	19,435,000	319.71
SIFI	SI Financial Group Inc. (MHC)	CT	743,925	81,530	80,765	0.41	0.44	3.67	3.90	10/01/04	NASDAQ	12,421,920	149.06
ACFC	Atlantic Coast Fed Corp (MHC)	GA	793,131	91,002	88,096	0.70	0.72	5.67	5.86	10/05/04	NASDAQ	13,808,313	248.82
CHFN	Charter Financial Corp. (MHC)	GA	1,097,321	267,709	262,109	1.22	0.94	5.10	3.92	10/17/01	NASDAQ	19,662,981	1,017.56
HBOS	Heritage Financial Group (MHC)	GA	380,552	68,082	67,082	0.56	0.56	2.98	2.99	06/30/05	NASDAQ	11,225,897	187.38
WCFB	Webster City Fed Bncp (MHC)	IA	95,273	21,383	21,293	0.68	0.68	3.22	3.22	08/15/94	Pink Sheet	3,698,572	36.06
HOME	Home Federal Bancorp (MHC)	ID	761,292	107,869	107,869	0.85	0.85	5.90	5.90	12/07/04	NASDAQ	15,169,114	268.95
AJSB	AJS Bancorp Inc. (MHC)	IL	259,844	28,597	28,597	0.34	0.34	3.15	3.15	12/27/01	OTC BB	2,135,572	53.18
BFFI	Ben Franklin Financial Inc.	IL	130,616	8,447	8,447	NA	NA	NA	NA	10/19/06	OTC BB	NA	21.03
JXSB	Jacksonville Bancorp (MHC)	IL	259,230	20,974	18,108	0.40	0.41	5.17	5.23	04/21/95	NASDAQ	1,985,317	25.81
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	73,555	28,158	28,158	0.70	0.70	2.12	2.12	04/06/06	OTC BB	3,636,875	43.82
OTTW	Ottawa Savings Bancorp (MHC)	IL	193,062	20,442	20,442	0.87	0.87	8.18	8.18	07/15/05	OTC BB	2,224,911	27.48
MSVB	Mid-Southern Savings Bank(MHC)	IN	160,543	16,643	16,643	0.66	0.66	6.26	6.26	04/09/98	OTC BB	1,467,815	29.36
UCBA	United Community Bancorp (MHC)	IN	356,129	63,707	63,707	0.33	0.38	2.32	2.69	03/31/06	NASDAQ	8,464,000	97.59
CFFN	Capitol Federal Finl (MHC)	KS	8,199,073	863,219	863,219	0.58	0.59	5.58	5.61	04/01/99	NASDAQ	74,031,930	2,782.86
KFFB	Kentucky First Federal (MHC)	KY	266,497	63,558	48,341	0.50	0.50	2.10	2.09	03/03/05	NASDAQ	8,522,350	87.79
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	120,135	30,555	30,555	0.52	0.52	1.99	1.99	01/21/05	OTC BB	3,534,482	36.23
MDNB	Minden Bancorp Inc (MHC)	LA	115,161	19,814	19,814	1.17	1.17	6.92	6.92	07/02/02	OTC BB	1,377,166	28.92
GTWN	Georgetown Bancorp Inc. (MHC)	MA	170,555	18,007	18,007	-0.30	-0.28	-2.64	-2.45	01/06/05	OTC BB	2,699,250	24.56
SERC	Service Bancorp Inc. (MHC)	MA	406,479	28,580	28,580	0.38	0.35	5.23	4.80	10/08/98	OTC BB	1,653,179	51.25
UBNK	United Financial Bancorp (MHC)	MA	980,694	136,324	NA	0.61	0.63	4.18	4.29	07/13/05	NASDAQ	17,153,995	246.85
WFSM	Westborough Finl Services(MHC)	MA	299,672	27,996	27,996	0.03	0.02	0.28	0.26	02/16/00	OTC BB	1,595,774	54.70
WFD	Westfield Financial Inc. (MHC)	MA	837,465	117,026	117,026	0.63	0.66	4.46	4.67	12/28/01	AMEX	9,728,912	335.65
BCSB	BCSB Bankcorp Inc. (MHC)	MD	809,296	31,863	29,312	-0.87	-0.86	-17.67	-17.58	07/08/98	NASDAQ	5,913,427	87.99
BVFL	BV Financial Inc. (MHC)	MD	132,917	18,696	NA	0.22	0.22	1.56	1.56	01/14/05	OTC BB	2,645,000	24.07
SFBI	SFSB Inc. (MHC)	MD	176,509	22,507	22,507	-0.01	0.03	-0.10	0.19	12/31/04	OTC BB	2,932,559	28.59
EBMT	Eagle Bancorp (MHC)	MT	233,016	23,444	23,444	0.78	0.78	7.56	7.56	04/05/00	OTC BB	1,087,557	35.61
ASFE	AF Financial Group (MHC)	NC	229,355	14,002	12,354	0.46	0.47	7.58	7.60	10/07/96	OTC BB	1,050,804	21.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WAKE	Wake Forest Bancshares (MHC)	NC	103,154	18,278	18,278	1.50	1.50	8.51	8.51	04/03/96	OTC BB	1,152,661	27.76
EQFC	Equitable Financial Corp (MHC)	NE	180,867	24,823	24,823	-0.65	-0.90	-5.29	-7.39	11/09/05	OTC BB	3,297,509	35.45
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	822,716	192,662	192,662	0.31	0.31	1.34	1.34	03/04/04	NASDAQ	29,604,894	358.54
COBK	Colonial Bkshrs Inc. (MHC)	NJ	378,638	37,024	37,024	0.43	0.43	4.15	4.15	06/30/05	NASDAQ	4,521,696	60.18
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,626,707	915,090	915,090	0.25	0.25	1.53	1.53	10/12/05	NASDAQ	116,275,688	1,773.20
KRNY	Kearny Financial Corp (MHC)	NJ	2,027,697	487,757	404,725	0.37	0.34	1.52	1.39	02/24/05	NASDAQ	72,454,700	1,221.60
LPBC	Lincoln Park Bancorp (MHC)	NJ	95,825	13,293	13,293	0.38	0.37	2.72	2.67	12/20/04	OTC BB	1,851,500	16.29
MGYR	Magyar Bancorp Inc. (MHC)	NJ	434,204	48,212	48,212	0.00	NA	0.01	NA	01/24/06	NASDAQ	5,923,742	80.56
OSHC	Ocean Shore Holding Co. (MHC)	NJ	562,655	62,088	62,088	0.60	0.60	5.44	5.44	12/22/04	NASDAQ	8,620,949	112.07
ROMA	Roma Financial Corp. (MHC)	NJ	873,840	233,372	232,800	NA	NA	NA	NA	07/12/06	NASDAQ	32,731,875	514.22
WAWL	Wawel Savings Bank (MHC)	NJ	92,664	14,947	14,947	1.36	1.36	7.47	7.47	04/01/04	OTC BB	2,144,701	28.31
ALMG	Alamogordo Finl Corp. (MHC)	NM	152,472	28,617	28,617	0.31	0.46	1.75	2.56	05/16/00	OTC BB	1,307,945	37.86
BFSB	Brooklyn Federal Bancorp (MHC)	NY	408,045	79,963	79,963	1.25	NA	5.91	NA	04/06/05	NASDAQ	13,225,000	168.62
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	156,037	16,188	16,188	0.14	0.14	1.34	1.34	10/21/03	OTC BB	2,768,317	21.59
GOV	Gouverneur Bancorp (MHC)	NY	127,770	19,433	19,433	0.97	0.88	6.25	5.71	03/23/99	AMEX	2,292,084	28.54
GCBC	Greene County Bncp Inc. (MHC)	NY	309,597	34,430	34,430	0.78	0.79	6.97	7.10	12/30/98	NASDAQ	4,146,026	63.97
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	350,348	54,707	54,707	0.56	0.56	5.06	5.06	04/04/06	NASDAQ	6,612,500	81.00
NECB	Northeast Community Bncp (MHC)	NY	290,110	96,518	96,518	NA	NA	NA	NA	07/06/06	NASDAQ	13,225,000	149.44
ONFC	Oneida Financial Corp. (MHC)	NY	434,232	55,811	35,848	0.88	0.85	7.07	6.81	12/30/98	NASDAQ	7,784,021	86.25
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	298,003	21,365	17,287	0.22	0.23	3.22	3.28	11/16/95	NASDAQ	2,464,532	33.15
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	154,072	19,200	18,783	0.05	0.03	0.68	0.41	07/11/06	OTC BB	2,380,500	21.42
CHEV	Cheviot Financial (MHC)	OH	312,260	72,537	72,537	0.62	0.61	2.47	2.43	01/06/04	NASDAQ	9,422,814	124.58
GVFF	Greenville Federal Finl (MHC)	OH	132,248	22,695	22,695	0.39	0.39	2.71	2.64	01/05/06	OTC BB	2,298,411	23.67
OFFO	Osage Federal Financial (MHC)	OK	117,459	13,283	13,283	0.58	0.58	4.67	4.67	04/01/04	OTC BB	2,287,017	42.31
ABBC	Abington Community Bncp (MHC)	PA	905,678	113,160	113,160	0.78	0.79	5.89	5.93	12/17/04	NASDAQ	15,288,210	248.28
EKFC	Eureka Financial Corp (MHC)	PA	96,478	20,438	20,438	1.10	1.10	5.34	5.34	01/07/99	OTC BB	1,229,493	35.29
FFCO	FedFirst Financial Corp. (MHC)	PA	283,609	46,176	45,096	-0.02	0.14	-0.14	0.84	04/07/05	NASDAQ	6,707,500	67.08
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	767,166	122,818	122,818	NA	NA	NA	NA	10/02/06	NASDAQ	14,679,650	200.67
ALLB	Greater Delaware Valley (MHC)	PA	378,330	34,326	34,326	0.40	0.40	4.51	4.51	03/03/95	NASDAQ	3,441,383	84.07
NPEN	North Penn Bancorp Inc. (MHC)	PA	117,970	13,046	13,046	-0.06	-0.03	-0.54	-0.30	06/02/05	OTC BB	1,443,555	16.82
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,543,248	612,359	446,186	0.87	0.87	9.53	9.50	11/07/94	NASDAQ	50,111,799	1413.69
PBIP	Prudential Bncp Inc. PA (MHC)	PA	472,381	87,448	87,448	0.84	0.83	4.26	4.22	03/30/05	NASDAQ	12,064,320	163.95

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF NOVEMBER 20, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FSGB	First Federal of SC FSB (MHC)	SC	115,723	9,961	9,891	0.49	0.45	5.37	4.92	11/14/94	Pink Sheet	1,012,755	35.45
VPFG	ViewPoint Financial Grp (MHC)	TX	1,556,932	212,698	212,698	NA	NA	NA	NA	10/03/06	NASDAQ	25,788,750	436.09
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,829,618	202,750	201,260	0.31	-1.72	3.71	-20.89	06/21/93	Pink Sheet	1,855,431	254.19
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,692,067	238,855	238,855	0.32	0.35	2.23	2.46	10/05/05	NASDAQ	33,095,344	601.13
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		896,148	121,172	116,000	0.67	0.61	5.16	4.72			13,960,409	320.13
	MEDIAN		331,304	41,600	36,436	0.51	0.51	4.15	3.92			5,913,427	77
	HIGH		10,612,100	1,351,400	1,246,100	1.50	1.50	9.53	10.14			142,142,485	6,312.55
	LOW		73,555	8,447	8,447	-0.87	-1.72	-17.67	-20.89			1,012,755	16.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DELANCO BANCORP, INC.		**-**	**86,565**	**8.62**	**15.67**	**27.86**	**64.80**	**80.47**	**1.16**	**9.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 20.00	< 25.00	20.00 - 50.00	50.00 - 85.00	70.00 - 85.00	< 30.00	5.00 - 15.00
FNFI	First Niles Financial Inc.	OH	10/27/98	100,973	38.36	9.80	38.00	50.07	59.87	24.26	16.00
HCFC	Home City Financial Corp.	OH	12/30/96	149,228	11.15	0.52	42.88	83.23	83.75	23.68	9.30
FFDF	FFD Financial Corp.	OH	04/03/96	160,537	9.42	0.34	38.80	88.56	88.90	8.05	11.79
IFSB	Independence Federal Svgs Bank	DC	06/06/85	160,903	32.66	11.41	37.05	53.60	65.02	3.73	7.69
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	214,237	5.46	6.40	35.58	83.85	90.25	14.05	12.54
BRBI	Blue River Bancshares Inc.	IN	06/24/98	214,470	NA	NA	NA	80.44	NA	9.95	8.37
CFBK	Central Federal Corp.	OH	12/30/98	225,113	8.35	9.94	25.16	75.73	85.67	13.96	13.03
PFED	Park Bancorp Inc.	IL	08/12/96	226,391	15.66	9.98	39.09	66.67	76.65	22.01	12.98
FBSI	First Bancshares Inc.	MO	12/22/93	227,079	22.70	4.60	34.52	64.94	69.54	11.01	11.65
MFLR	Mayflower Co-operative Bank	MA	12/23/87	245,727	19.17	19.61	32.60	57.04	76.65	10.82	7.67
SSFC	South Street Financial Corp.	NC	10/03/96	268,848	15.81	2.07	48.53	75.95	78.02	3.72	9.70
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	286,369	18.21	1.91	42.64	74.01	75.92	23.41	12.41
FBTC	First BancTrust Corp.	IL	04/19/01	291,517	12.77	16.29	20.75	63.14	79.43	13.51	9.06
ROME	Rome Bancorp Inc.	NY	03/31/05	296,013	4.84	0.17	48.90	88.30	88.47	3.89	27.21
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	304,894	17.90	12.02	27.51	62.66	74.68	23.29	9.38
GAFC	Greater Atlantic Financial	VA	06/28/99	318,169	21.05	14.00	33.92	61.95	75.95	23.17	3.83
FFHS	First Franklin Corp.	OH	01/26/88	323,617	8.97	2.01	60.16	85.32	87.34	18.96	7.82
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	331,398	12.61	0.00	25.60	80.69	80.69	14.45	22.46
RIVR	River Valley Bancorp	IN	12/20/96	333,520	23.07	0.02	29.98	71.41	71.43	27.05	7.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DELANCO BANCORP, INC.		**-**	**86,565**	**8.62**	**15.67**	**27.86**	**64.80**	**80.47**	**1.16**	**9.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 20.00	< 25.00	20.00 - 50.00	50.00 - 85.00	70.00 - 85.00	< 30.00	5.00 - 15.00
ESBK	Elmira Savings Bank	NY	03/01/85	360,299	15.75	14.63	29.95	60.27	74.90	7.94	6.74
LSBI	LSB Financial Corp.	IN	02/03/95	365,778	6.91	0.18	44.02	87.13	87.31	20.10	9.39
FCFL	First Community Bank Corp.	FL	05/31/03	371,595	5.55	0.68	32.34	90.10	90.78	10.98	8.82
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,801	22.11	14.51	36.29	58.23	72.74	9.59	8.80
WVFC	WVS Financial Corp.	PA	11/29/93	423,183	48.42	36.80	6.41	13.52	50.33	53.19	7.02
WSB	Washington Savings Bank FSB	MD	08/03/88	444,123	28.75	10.54	24.64	56.54	67.08	13.06	13.50
CFFC	Community Financial Corp.	VA	03/30/88	445,920	10.97	0.00	31.01	85.19	85.19	20.85	8.33
FCAP	First Capital Inc.	IN	01/04/99	451,725	15.84	3.88	46.44	75.65	79.53	18.07	9.63
ASBI	Ameriana Bancorp	IN	03/02/87	478,717	30.97	8.45	22.88	51.75	60.20	21.25	7.14
MFBC	MFB Corp.	IN	03/25/94	496,072	10.11	7.14	42.58	74.99	82.13	21.48	7.85
PFDC	Peoples Bancorp	IN	07/07/87	498,321	NA	NA	NA	73.83	NA	13.58	12.56
FFFD	North Central Bancshares Inc.	IA	03/21/96	514,507	4.89	0.74	49.79	89.17	89.91	21.29	8.36
LSBX	LSB Corp.	MA	05/02/86	521,585	13.73	34.03	14.86	49.92	83.95	30.17	10.95
FKFS	First Keystone Financial	PA	01/26/95	528,922	11.12	21.25	38.35	61.32	82.58	26.10	5.15
CEBK	Central Bancorp Inc.	MA	10/24/86	556,082	13.59	6.55	29.90	77.48	84.03	22.32	7.21
FFSX	First Federal Bankshares Inc.	IA	04/14/99	594,840	12.01	3.59	26.93	75.81	79.40	13.93	11.65
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	643,301	2.68	23.99	44.04	71.26	95.25	16.85	9.33
THRD	TF Financial Corp.	PA	07/13/94	654,777	7.22	11.85	55.03	76.37	88.22	17.01	9.99
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	671,360	12.84	7.51	48.52	73.63	81.14	22.52	7.23
HIFS	Hingham Instit. for Savings	MA	12/20/88	678,369	16.82	1.90	41.09	78.21	80.11	34.81	7.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**8.62**	**15.67**	**27.86**	**64.80**	**80.47**	**1.16**	**9.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 20.00	< 25.00	20.00 - 50.00	50.00 - 85.00	70.00 - 85.00	< 30.00	5.00 - 15.00
CSBC	Citizens South Banking Corp.	NC	10/01/02	725,908	10.38	8.45	22.67	70.62	79.07	11.34	11.82
FDT	Federal Trust Corp.	FL	12/12/97	729,952	7.34	4.25	52.23	83.80	88.05	23.14	7.40
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	730,401	21.89	14.95	38.50	60.11	75.07	36.54	6.00
CASH	Meta Financial Group Inc.	IA	09/20/93	741,132	NA	22.75	10.10	52.46	75.21	16.81	6.12

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**(0.06)**	**(0.60)**	**2.84**	**3.03**	**0.40**	**0.11**	**0.00**	**0.31**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 0.70	< 12.00	2.25 - 3.50	2.25 - 3.75	< 1.25	< 1.00	< 0.50	> 0.25
FNFI	First Niles Financial Inc.	OH	10/27/98	100,973	0.57	3.51	2.82	1.88	0.34	0.95	0.00	0.83
HCFC	Home City Financial Corp.	OH	12/30/96	149,228	0.53	5.80	3.17	2.34	0.18	0.59	0.01	0.95
FFDF	FFD Financial Corp.	OH	04/03/96	160,537	0.93	8.12	4.08	2.68	0.36	0.30	0.00	0.49
IFSB	Independence Federal Svgs Bank	DC	06/06/85	160,903	-1.66	-18.00	3.33	6.60	1.51	0.40	0.00	0.28
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	214,237	0.85	6.82	3.38	2.24	0.38	0.31	0.05	0.91
BRBI	Blue River Bancshares Inc.	IN	06/24/98	214,470	0.66	8.17	3.97	3.46	0.59	1.42	NA	0.80
CFBK	Central Federal Corp.	OH	12/30/98	225,113	-0.40	-2.95	3.48	3.46	0.36	0.46	0.03	0.90
PFED	Park Bancorp Inc.	IL	08/12/96	226,391	-0.11	-0.87	2.92	2.81	0.32	0.97	0.48	0.25
FBSI	First Bancshares Inc.	MO	12/22/93	227,079	NA	NA	3.09	3.02	NA	0.59	0.09	1.11
MFLR	Mayflower Co-operative Bank	MA	12/23/87	245,727	0.52	6.76	3.35	2.67	NA	0.00	0.00	0.70
SSFC	South Street Financial Corp.	NC	10/03/96	268,848	0.58	5.69	3.24	2.38	0.30	0.41	0.09	0.28
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	286,369	0.32	2.49	3.30	4.00	1.54	1.57	0.23	0.59
FBTC	First BancTrust Corp.	IL	04/19/01	291,517	0.41	4.30	3.23	3.50	1.18	0.61	0.08	0.86
ROME	Rome Bancorp Inc.	NY	03/31/05	296,013	1.07	3.65	5.01	3.48	0.65	0.31	0.02	0.66
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	304,894	0.28	2.87	2.49	2.41	0.64	0.49	0.02	0.30
GAFC	Greater Atlantic Financial	VA	06/28/99	318,169	-1.41	-30.85	2.16	5.01	1.84	0.54	0.00	0.39
FFHS	First Franklin Corp.	OH	01/26/88	323,617	0.22	2.78	2.26	2.09	0.37	1.47	0.08	0.45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**(0.06)**	**(0.60)**	**2.84**	**3.03**	**0.40**	**0.11**	**0.00**	**0.31**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 0.70	< 12.00	2.25 - 3.50	2.25 - 3.75	< 1.25	< 1.00	< 0.50	> 0.25
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	331,398	0.62	2.59	3.79	2.98	0.36	0.13	0.02	0.65
RIVR	River Valley Bancorp	IN	12/20/96	333,520	0.54	7.63	2.54	2.27	0.73	1.03	0.06	0.69
ESBK	Elmira Savings Bank	NY	03/01/85	360,299	0.70	10.22	3.18	2.61	0.55	0.23	0.06	0.47
LSBI	LSB Financial Corp.	IN	02/03/95	365,778	0.88	9.78	3.49	2.26	0.76	2.83	0.78	0.70
FCFL	First Community Bank Corp.	FL	05/31/03	371,595	1.05	11.71	4.51	2.89	0.34	0.00	0.00	0.93
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,801	0.44	4.77	3.07	2.68	0.41	0.23	0.02	0.37
WVFC	WVS Financial Corp.	PA	11/29/93	423,183	0.73	10.79	1.72	0.82	0.15	0.08	0.00	0.23
WSB	Washington Savings Bank FSB	MD	08/03/88	444,123	1.02	8.72	3.83	2.74	0.73	NA	0.31	1.20
CFFC	Community Financial Corp.	VA	03/30/88	445,920	0.98	11.88	3.52	2.63	0.68	0.14	0.00	0.67
FCAP	First Capital Inc.	IN	01/04/99	451,725	0.84	8.74	3.30	2.35	0.68	0.90	0.15	0.50
ASBI	Ameriana Bancorp	IN	03/02/87	478,717	0.07	0.85	2.32	2.90	0.82	0.92	0.35	0.64
MFBC	MFB Corp.	IN	03/25/94	496,072	0.41	5.63	2.78	3.10	1.24	0.56	0.28	1.46
PFDC	Peoples Bancorp	IN	07/07/87	498,321	0.68	5.19	3.30	2.56	0.37	0.62	NA	0.38
FFFD	North Central Bancshares Inc.	IA	03/21/96	514,507	0.97	11.03	2.86	2.68	1.35	0.36	0.30	0.67
LSBX	LSB Corp.	MA	05/02/86	521,585	0.26	2.36	2.65	2.40	-0.19	0.01	0.00	0.81
FKFS	First Keystone Financial	PA	01/26/95	528,922	0.13	2.43	2.36	2.38	0.57	0.91	0.49	0.55
CEBK	Central Bancorp Inc.	MA	10/24/86	556,082	0.27	3.77	2.90	2.68	0.33	0.21	0.00	0.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 09/30/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	*Operating* Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**(0.06)**	**(0.60)**	**2.84**	**3.03**	**0.40**	**0.11**	**0.00**	**0.31**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 0.70	< 12.00	2.25 - 3.50	2.25 - 3.75	< 1.25	< 1.00	< 0.50	> 0.25
FFSX	First Federal Bankshares Inc.	IA	04/14/99	594,840	0.57	4.81	3.20	2.96	1.14	0.97	0.01	0.92
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	643,301	1.04	11.39	3.55	2.13	0.43	0.30	0.00	0.41
THRD	TF Financial Corp.	PA	07/13/94	654,777	0.85	8.98	3.62	2.57	0.42	0.35	0.00	0.43
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	671,360	0.85	12.08	3.17	2.46	0.83	0.04	0.00	0.60
HIFS	Hingham Instit. for Savings	MA	12/20/88	678,369	0.81	10.46	2.69	1.54	0.25	0.03	0.00	0.52
CSBC	Citizens South Banking Corp.	NC	10/01/02	725,908	0.68	5.59	3.30	2.52	0.79	0.53	0.10	0.77
FDT	Federal Trust Corp.	FL	12/12/97	729,952	0.52	7.87	2.33	1.67	0.30	0.36	0.00	0.65
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	730,401	0.50	8.29	2.12	1.72	0.52	NA	0.06	0.40
CASH	Meta Financial Group Inc.	IA	09/20/93	741,132	0.36	6.28	2.84	3.57	1.46	NA	0.01	0.81

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**8.62**	**15.67**	**27.86**	**64.80**	**80.47**	**1.16**	**9.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 20.00	< 25.00	20.00 - 50.00	50.00 - 85.00	70.00 - 85.00	< 30.00	5.00 - 15.00
HCFC	Home City Financial Corp.	OH	12/30/96	149,228	11.15	0.52	42.88	83.23	83.75	23.68	9.30
PFED	Park Bancorp Inc.	IL	08/12/96	226,391	15.66	9.98	39.09	66.67	76.65	22.01	12.98
MFLR	Mayflower Co-operative Bank	MA	12/23/87	245,727	19.17	19.61	32.60	57.04	76.65	10.82	7.67
SSFC	South Street Financial Corp.	NC	10/03/96	268,848	15.81	2.07	48.53	75.95	78.02	3.72	9.70
FBTC	First BancTrust Corp.	IL	04/19/01	291,517	12.77	16.29	20.75	63.14	79.43	13.51	9.06
ESBK	Elmira Savings Bank	NY	03/01/85	360,299	15.75	14.63	29.95	60.27	74.90	7.94	6.74
MFBC	MFB Corp.	IN	03/25/94	496,072	10.11	7.14	42.58	74.99	82.13	21.48	7.85
FKFS	First Keystone Financial	PA	01/26/95	528,922	11.12	21.25	38.35	61.32	82.58	26.10	5.15
CEBK	Central Bancorp Inc.	MA	10/24/86	556,082	13.59	6.55	29.90	77.48	84.03	22.32	7.21
FFSX	First Federal Bankshares Inc.	IA	04/14/99	594,840	12.01	3.59	26.93	75.81	79.40	13.93	11.65
		AVERAGE		371,793	13.72	10.16	35.16	69.59	79.75	16.55	8.73
		MEDIAN		325,908	13.18	8.56	35.48	70.83	79.42	17.71	8.46
		HIGH		594,840	19.17	21.25	48.53	83.23	84.03	26.10	12.98
		LOW		149,228	10.11	0.52	20.75	57.04	74.90	3.72	5.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	DELANCO BANCORP, INC.		-	**86,565**	**(0.06)**	**(0.60)**	**2.84**	**3.03**	**0.40**	**0.11**	**0.00**	**0.31**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/05	< 750,000	< 0.70	< 12.00	2.25 - 3.50	2.25 - 3.75	< 1.25	< 1.00	< 0.50	> 0.25
HCFC	Home City Financial Corp.	OH	12/30/96	149,228	0.53	5.80	3.17	2.34	0.18	0.59	0.01	0.95
PFED	Park Bancorp Inc.	IL	08/12/96	226,391	-0.11	-0.87	2.92	2.81	0.32	0.97	0.48	0.25
MFLR	Mayflower Co-operative Bank	MA	12/23/87	245,727	0.52	6.76	3.35	2.67	0.43	0.00	0.00	0.70
SSFC	South Street Financial Corp.	NC	10/03/96	268,848	0.58	5.69	3.24	2.38	0.30	0.41	0.09	0.28
FBTC	First BancTrust Corp.	IL	04/19/01	291,517	0.41	4.30	3.23	3.50	1.18	0.61	0.08	0.86
ESBK	Elmira Savings Bank	NY	03/01/85	360,299	0.70	10.22	3.18	2.61	0.55	0.23	0.06	0.47
MFBC	MFB Corp.	IN	03/25/94	496,072	0.41	5.63	2.78	3.10	1.24	0.56	0.28	1.46
FKFS	First Keystone Financial	PA	01/26/95	528,922	0.13	2.43	2.36	2.38	0.53	0.91	0.49	0.55
CEBK	Central Bancorp Inc.	MA	10/24/86	556,082	0.27	3.77	2.90	2.68	0.25	0.21	0.00	0.69
FFSX	First Federal Bankshares Inc.	IA	04/14/99	594,840	0.57	4.81	3.20	2.96	1.10	0.97	0.01	0.92
		AVERAGE		371,793	0.40	4.85	3.03	2.74	0.61	0.55	0.15	0.71
		MEDIAN		325,908	0.47	5.22	3.18	2.68	0.48	0.58	0.07	0.70
		HIGH		594,840	0.70	10.22	3.35	3.50	1.24	0.97	0.49	1.46
		LOW		149,228	-0.11	-0.87	2.36	2.34	0.18	0.00	0.00	0.25

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	DELANCO BANCORP, INC.	**Delanco**	**NJ**	**2**	-	-	**86,565**	**77,578**	**56,090**	**0**	**76,578**	**8,153**
COMPARABLE GROUP												
CEBK	Central Bancorp, Inc.	Somerville	MA	11	NASDAQ	10/24/86	556,082	521,164	430,850	2,232	388,747	40,101
ESBK	Elmira Savings Bank, FSB	Elmira	NY	7	NASDAQ	03/01/85	360,299	316,680	217,147	268	273,825	24,274
FBTC	First BancTrust Corporation	Paris	IL	6	NASDAQ	04/19/01	291,517	259,912	184,069	975	223,714	26,421
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	14	NASDAQ	04/14/99	594,840	546,849	450,970	18,530	437,019	69,297
FKFS	First Keystone Financial, Inc.	Media	PA	8	NASDAQ	01/26/95	528,922	484,679	324,342	0	356,178	27,257
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	149,228	137,304	124,196	223	98,687	13,872
MFLR	Mayflower Co-operative Bank	Middleboro	MA	6	NASDAQ	12/23/87	245,727	228,572	140,161	61	198,947	18,851
MFBC	MFB Corp.	Mishawaka	IN	10	NASDAQ	03/25/94	496,072	451,879	371,992	3,669	346,243	38,939
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	226,391	208,562	150,946	0	144,245	29,375
SSFC	South Street Financial Corp.	Albemarle	NC	3	NASDAQ	10/03/96	268,848	231,605	204,186	0	228,047	26,080
	Average			7.0			371,793	338,721	259,886	2,596	269,565	31,447
	Median			6.5			325,908	288,296	210,667	246	250,936	26,839
	High			14.0			594,840	546,849	450,970	18,530	437,019	69,297
	Low			2.0			149,228	137,304	124,196	0	98,687	13,872

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
DELANCO BANCORP, INC.	**86,565**	**8.62**	**15.67**	**64.80**	**0.31**	**0.00**	**0.00**	**10.91**	**10.17**	**0.11**	**89.93**	**89.61**	**0.00**
COMPARABLE GROUP													
CEBK Central Bancorp Inc.	556,082	13.59	6.55	77.48	0.69	0.00	0.40	1.97	43.01	0.22	94.46	82.37	0.00
ESBK Elmira Savings Bank	360,299	15.75	14.63	60.27	0.47	0.06	0.07	4.73	11.70	0.23	84.34	75.04	0.00
FBTC First BancTrust Corp.	291,517	12.77	16.29	63.14	0.86	0.08	0.33	7.27	22.48	0.61	76.91	67.31	0.13
FFSX First Federal Bankshares Inc.	594,840	12.01	3.59	75.81	0.92	0.01	3.12	5.47	36.03	0.97	89.46	78.91	0.00
FKFS First Keystone Financial	528,922	11.12	21.25	61.32	0.55	0.49	0.00	5.79	18.82	0.91	101.10	96.80	0.00
HCFC Home City Financial Corp.	149,228	11.15	0.52	83.23	0.95	0.01	0.15	4.95	30.23	0.59	95.72	87.86	0.00
MFLR Mayflower Co-operative Bank	245,727	19.17	19.61	57.04	0.70	0.00	0.02	4.02	22.06	0.00	93.12	89.78	0.00
MFBC MFB Corp.	496,072	10.11	7.14	74.99	1.46	0.28	0.74	6.54	22.32	0.56	97.46	90.63	0.48
PFED Park Bancorp Inc.	226,391	15.66	9.98	66.67	0.25	0.48	0.00	6.69	22.89	0.97	105.21	97.53	0.00
SSFC South Street Financial Corp.	268,848	15.81	2.07	75.95	0.28	0.09	0.00	5.89	20.21	0.41	77.05	72.40	0.00
Average	371,793	13.72	10.16	69.59	0.71	0.15	0.48	5.33	24.97	0.55	91.48	83.86	0.06
Median	325,908	13.18	8.56	70.83	0.70	0.07	0.11	5.63	22.40	0.58	93.79	85.12	0.00
High	594,840	19.17	21.25	83.23	1.46	0.49	3.12	7.27	43.01	0.97	105.21	97.53	0.48
Low	149,228	10.11	0.52	57.04	0.25	0.00	0.00	1.97	11.70	0.00	76.91	67.31	0.00
ALL THRIFTS (204)													
Average	4,069,277	13.57	9.08	72.21	0.62	0.12	0.83	4.22	25.72	0.68	91.27	81.22	0.14
MID ATLANTIC THRIFTS (41)													
Average	5,646,032	15.07	14.57	64.68	0.55	0.03	1.62	3.97	22.03	0.28	91.55	81.45	0.03
NEW JERSEY THRIFTS (10)													
Average	4,746,367	13.51	13.96	68.23	0.44	0.00	0.81	3.44	17.55	0.15	92.68	81.05	0.06

EXHIBIT 43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
	DELANCO BANCORP, INC.	**78,412**	**8,153**	**88.46**	**1.16**	**0.96**	**0.00**	**9.42**	**0.21**	**9.21**	**9.42**	**9.21**	**9.12**	**13.80**
COMPARABLE GROUP														
CEBK	Central Bancorp Inc.	515,981	40,101	69.91	22.32	0.56	0.00	7.21	(0.11)	7.24	7.21	6.84	6.69	13.30
ESBK	Elmira Savings Bank	336,025	24,274	76.00	7.94	0.86	0.00	6.74	0.00	0.62	6.74	6.67	7.13	12.74
FBTC	First BancTrust Corp.	265,096	26,421	76.74	13.51	0.68	0.00	9.06	(0.27)	6.94	9.06	8.76	10.46	17.96
FFSX	First Federal Bankshares Inc.	525,543	69,297	73.47	13.93	0.95	0.00	11.65	(0.01)	5.39	11.65	8.81	7.81	10.83
FKFS	First Keystone Financial	501,665	27,257	67.34	26.10	1.41	0.00	5.15	(0.34)	5.84	5.15	5.15	5.07	14.61
HCFC	Home City Financial Corp.	135,356	13,872	66.13	23.68	0.89	0.00	9.30	(0.08)	5.56	9.30	9.16	8.69	12.96
MFLR	Mayflower Co-operative Bank	226,876	18,851	80.96	10.82	0.54	0.00	7.67	(0.34)	5.40	7.67	7.65	7.43	14.18
MFBC	MFB Corp.	457,133	38,939	69.80	21.48	0.87	0.00	7.85	(0.07)	5.48	7.85	7.16	8.00	12.35
PFED	Park Bancorp Inc.	197,016	29,375	63.71	22.01	1.30	0.00	12.98	(0.20)	4.79	12.98	12.98	12.28	17.96
SSFC	South Street Financial Corp.	242,768	26,080	84.82	3.72	1.76	0.00	9.70	(0.04)	6.23	9.70	9.70	9.41	13.98
	Average	340,346	31,447	72.89	16.55	0.98	0.00	8.73	(0.15)	5.35	8.73	8.29	8.30	14.09
	Median	300,561	26,839	71.69	17.71	0.88	0.00	8.46	(0.09)	5.52	8.46	8.21	7.91	13.64
	High	525,543	69,297	84.82	26.10	1.76	0.00	12.98	0.00	7.24	12.98	12.98	12.28	17.96
	Low	135,356	13,872	63.71	3.72	0.54	0.00	5.15	(0.34)	0.62	5.15	5.15	5.07	10.83
ALL THRIFTS (204)														
	Average	3,695,227	359,889	59.18	29.30	2.16	0.10	8.75	(0.05)	4.59	10.07	9.34	9.48	13.88
MID ATLANTIC THRIFTS (41)														
	Average	5,026,853	614,048	56.28	31.12	1.36	0.08	10.79	(0.10)	4.55	10.41	8.91	9.01	12.89
NEW JERSEY THRIFTS (10)														
	Average	4,080,208	666,141	46.72	37.37	0.67	0.00	14.03	(0.13)	4.66	11.53	10.81	8.18	13.15

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS

($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
DELANCO BANCORP, INC.	**3,745**	**1,706**	**2,039**	**40**	**176**	**312**	**0**	**0**	**2,386**	**0**	**(74)**	**(47)**	**(27)**	**0**	**(27)**	**(49)**
COMPARABLE GROUP																
CEBK Central Bancorp Inc.	31,132	15,733	15,399	50	814	1,400	0	0	14,522	(25)	2,686	908	1,778	0	1,778	1,480
ESBK Elmira Savings Bank	17,326	7,310	10,016	(195)	83	1,981	108	0	8,778	0	4,046	1,290	2,756	0	2,756	2,345
FBTC First BancTrust Corp.	15,701	7,688	8,013	386	493	3,451	0	67	9,685	91	1,302	239	1,063	0	1,063	1,122
FFSX First Federal Bankshares Inc.	33,273	16,146	17,127	1,780	0	6,552	44	0	17,388	0	4,714	1,241	3,473	0	3,473	3,341
FKFS First Keystone Financial	27,185	16,033	11,152	696	0	2,818	0	0	12,866	0	581	(212)	793	0	793	681
HCFC Home City Financial Corp.	9,221	4,673	4,548	188	0	266	32	11	3,501	0	1,125	338	787	0	787	787
MFLR Mayflower Co-operative Bank	12,790	5,078	7,712	90	404	1,052	15	0	6,437	0	1,983	729	1,254	0	1,254	1,254
MFBC MFB Corp.	28,607	15,145	13,462	1,032	213	6,134	435	0	16,199	189	2,376	210	2,166	0	2,166	2,159
PFED Park Bancorp Inc.	12,671	6,295	6,376	929	0	727	0	0	6,707	0	(533)	(273)	(260)	0	(260)	(260)
SSFC South Street Financial Corp.	14,909	7,383	7,526	120	23	809	0	0	6,002	76	2,137	716	1,421	0	1,421	1,470
Average	20,282	10,148	10,133	508	203	2,519	63	8	10,209	33	2,042	519	1,523	0	1,523	1,438
Median	16,514	7,536	9,015	287	53	1,691	8	0	9,232	0	2,060	527	1,338	0	1,338	1,362
High	33,273	16,146	17,127	1,780	814	6,552	435	67	17,388	189	4,714	1,290	3,473	0	3,473	3,341
Low	9,221	4,673	4,548	(195)	0	266	0	0	3,501	(25)	(533)	(273)	(260)	0	(260)	(260)
ALL THRIFTS (204)																
Average	223,362	124,057	98,170	5,508	14,655	55,354	1,744	51	91,989	1,144	53,730	18,521	34,620	110	34,731	38,121
MID ATLANTIC THRIFTS (41)																
Average	281,067	154,269	120,983	4,078	6,725	30,108	3,822	(7)	78,430	3,033	58,589	17,267	40,706	0	40,706	48,068
NEW JERSEY THRIFTS (10)																
Average	220,106	121,703	98,403	394	3,771	7,831	116	(4)	43,094	(13)	62,900	22,956	39,944	0	39,944	39,844

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
DELANCO BANCORP, INC.	**4.75**	**2.16**	**2.59**	**0.05**	**0.22**	**0.40**	**0.00**	**0.00**	**3.03**	**0.00**	**(0.09)**	**(0.06)**	**(0.03)**	**0.00**	**(0.03)**	**(0.06)**
COMPARABLE GROUP																
CEBK Central Bancorp Inc.	5.74	2.90	2.84	0.01	0.08	0.25	0.00	0.00	2.68	(0.00)	0.50	0.17	0.33	0.00	0.33	0.27
ESBK Elmira Savings Bank	5.64	2.66	2.98	(0.06)	0.00	0.55	0.03	0.00	2.61	0.00	1.20	0.38	0.82	0.00	0.82	0.70
FBTC First BancTrust Corp.	5.67	2.78	2.89	0.14	0.00	1.18	0.00	0.02	3.50	0.03	0.47	0.09	0.38	0.00	0.38	0.41
FFSX First Federal Bankshares Inc.	5.67	2.75	2.92	0.30	0.03	1.10	0.01	0.00	2.96	0.00	0.80	0.21	0.59	0.00	0.59	0.57
FKFS First Keystone Financial	5.02	2.96	2.06	0.13	0.03	0.53	0.00	0.00	2.38	0.00	0.11	(0.04)	0.15	0.00	0.15	0.13
HCFC Home City Financial Corp.	6.16	3.12	3.04	0.13	0.00	0.18	0.02	0.01	2.34	0.00	0.75	0.23	0.53	0.00	0.53	0.53
MFLR Mayflower Co-operative Bank	5.31	2.11	3.20	0.04	0.00	0.43	0.01	0.00	2.67	0.00	0.82	0.30	0.52	0.00	0.52	0.52
MFBC MFB Corp.	5.48	2.90	2.58	0.20	0.00	1.24	0.08	0.00	3.10	0.04	0.46	0.04	0.42	0.00	0.42	0.41
PFED Park Bancorp Inc.	5.31	2.64	2.67	0.39	0.00	0.32	0.00	0.00	2.81	0.00	(0.22)	(0.11)	(0.11)	0.00	(0.11)	(0.11)
SSFC South Street Financial Corp.	5.91	2.93	2.98	0.05	0.00	0.30	0.00	0.00	2.38	0.03	0.85	0.28	0.56	0.00	0.56	0.58
Average	5.59	2.77	2.82	0.13	0.01	0.61	0.02	0.00	2.74	0.01	0.57	0.15	0.42	0.00	0.42	0.40
Median	5.66	2.84	2.91	0.13	0.00	0.48	0.00	0.00	2.67	0.00	0.62	0.19	0.47	0.00	0.47	0.47
High	6.16	3.12	3.20	0.39	0.08	1.24	0.08	0.02	3.50	0.04	1.20	0.38	0.82	0.00	0.82	0.70
Low	5.02	2.11	2.06	(0.06)	0.00	0.18	0.00	0.00	2.34	(0.00)	(0.22)	(0.11)	(0.11)	0.00	(0.11)	(0.11)
ALL THRIFTS (204)																
Average	5.43	3.01	2.48	0.14	0.35	1.40	0.04	0.00	2.33	0.03	1.36	0.47	0.88	0.00	0.88	0.91
MID ATLANTIC THRIFTS (41)																
Average	5.16	2.83	2.34	0.08	0.12	0.58	0.07	(0.00)	1.51	0.06	1.13	0.33	0.79	0.00	0.79	0.91
NEW JERSEY THRIFTS (10)																
Average	5.05	2.79	2.26	0.01	0.09	0.18	0.00	(0.00)	0.99	(0.00)	1.44	0.53	0.92	0.00	0.92	0.91

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	DELANCO BANCORP, INC.	**5.21**	**2.44**	**2.77**	**2.84**	**(0.03)**	**(0.06)**	**(0.33)**	**(0.60)**
COMPARABLE GROUP									
CEBK	Central Bancorp Inc.	5.92	3.17	2.75	2.90	0.33	0.27	4.53	3.77
ESBK	Elmira Savings Bank	5.61	2.67	2.94	3.18	0.82	0.70	12.01	10.22
FBTC	First BancTrust Corp.	6.32	3.07	3.25	3.23	0.38	0.41	4.08	4.30
FFSX	First Federal Bankshares Inc.	6.07	3.06	3.01	3.20	0.59)	0.57)	5.00)	4.81)
FKFS	First Keystone Financial	5.71	3.12	2.59	2.36	0.15	0.13	2.83	2.43
HCFC	Home City Financial Corp.	6.43	3.55	2.88	3.17	0.53	0.53	5.80	5.80
MFLR	Mayflower Co-operative Bank	5.68	2.35	3.33	3.35	0.52	0.52	6.76	6.76
MFBC	MFB Corp.	5.96	3.10	2.87	2.78	0.42	0.41	5.64	5.63
PFED	Park Bancorp Inc.	5.78	3.01	2.78	2.92	-0.11	-0.11	-0.87	-0.87
SSFC	South Street Financial Corp.	6.40	3.15	3.25	3.24	0.56	0.58	5.50	5.69
	Average	5.99	3.02	2.96	3.03	0.42	0.40	5.13	4.85
	Median	5.94	3.09	2.91	3.18	0.47	0.47	5.25	5.22
	High	6.43	3.55	3.33	3.35	0.82	0.70	12.01	10.22
	Low	5.61	2.35	2.59	2.36	(0.11)	(0.11)	(0.87)	(0.87)
ALL THRIFTS (204)									
	Average	6.05	3.12	2.92	3.19	0.88	0.91	10.03	10.41
MID ATLANTIC THRIFTS (41)									
	Average	5.74	2.98	2.76	2.99	0.79	0.91	7.11	8.19
NEW JERSEY THRIFTS (10)									
	Average	5.51	2.86	2.65	2.97	0.65	0.64	6.55	6.42

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	DELANCO BANCORP, INC.	**0.00**	**0.00**	**0.00**	**0.00**	**0.47**	**290.21**	**0.00**	**NM**	**NM**
COMPARABLE GROUP										
CEBK	Central Bancorp Inc.	0	0.72	2.22	58.54	0.89	310.24	0.00	NM	33.80
ESBK	Elmira Savings Bank	0	0.76	2.77	37.11	0.77	257.37	0.09	-102.63	31.88
FBTC	First BancTrust Corp.	0	0.24	2.10	52.17	1.34	149.55	0.28	80.75	18.36
FFSX	First Federal Bankshares Inc.	0	0.41	1.95	39.32	1.20	62.53	0.65	58.90	26.33
FKFS	First Keystone Financial	0	0.11	2.32	26.83	0.90	59.79	0.40	56.31	-36.49
HCFC	Home City Financial Corp.	0	0.33	2.70	34.74	1.13	155.59	0.10	140.30	30.04
MFLR	Mayflower Co-operative Bank	0	0.40	3.19	67.80	1.22	NM	0.00	NM	36.76
MFBC	MFB Corp.	0	0.57	1.89	36.54	1.91	260.71	0.05	543.16	8.84
PFED	Park Bancorp Inc.	0	0.72	2.09	NM	0.37	48.56	1.30	45.18	NM
SSFC	South Street Financial Corp.	0	0.40	4.40	81.63	0.37	60.61	0.02	375.00	33.50
	Average	0	0.47	2.56	48.30	1.01	151.66	0.29	149.62	20.34
	Median	0	0.40	2.27	39.32	1.02	149.55	0.10	69.83	30.04
	High	0	0.76	4.40	81.63	1.91	310.24	1.30	543.16	36.76
	Low	0	0.11	1.89	26.83	0.37	48.56	0.00	-102.63	-36.49
ALL THRIFTS (204)										
	Average	11.86	0.42	2.07	55.12	0.87	208.05	0.12	154.42	32.55
MID ATLANTIC THRIFTS (41)										
	Average	1.05	0.38	2.15	56.23	0.89	250.02	0.07	92.76	31.00
NEW JERSEY THRIFTS (10)										
	Average	0.00	0.34	1.67	47.90	0.65	245.12	0.02	60.44	38.21

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CONCLUSIONS

Delanco Federal Savings Bank/Delanco Bancorp, Inc.
Stock Prices as of November 20, 2006

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		NM	23.63	21.27	20.96	17.07
Post conv. price to book value	P/B		73.67%	122.62%	121.85%	137.60%	128.66%
Post conv. price to assets	P/A		17.17%	10.45%	9.65%	13.63%	12.62%
Post conv. price to core earnings	P/E		NM	25.19	21.69	24.76	17.38
Pre conversion earnings ($)	Y	$	-27,000	For the twelve months ended September 30, 2006			
Pre conversion book value ($)	B	$	8,153,000	At September 30, 2006			
Pre conversion assets ($)	A	$	86,565,000	At September 30, 2006			
Pre conversion core earnings ($)		$	-49,000	For the twelve months ended September 30, 2006			
Conversion expense ($)	X	$	625,000				
Proceeds not reinvested ($)	Z	$	705,600	ESOP shares.			
ESOP borrowings ($)	E	$	705,600				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		20				
RRP amount ($)	M	$	352,800				
RRP expense ($)	N	$	70,560				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		3.44%				
Investment rate of return, pretax (%)			5.21%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ = Not Meaningful

2. P/B method: Value = $\frac{P/B(B-X-E-M)}{1-P/B}$ = $ 18,105,325

3. P/A method: Value = $\frac{P/A(A-X)}{1-P/A}$ = $ 17,945,600

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Shares Offered to Public	Total Number of Shares		TOTAL VALUE
Value - midrange	**$10.00**	**810,000**	**1,800,000**	**$**	**18,000,000**
Minimum - 85% of midrange	$10.00	688,500	1,530,000	$	15,300,000
Maximum - 115% of midrange	$10.00	931,500	2,070,000	$	20,700,000
Superrange - 115% of maximum	$10.00	1,071,225	2,380,500	$	23,805,000

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of November 20, 2006

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
DELANCO BANCORP															
Appraised value - midpoint	**18.00**	**10.00**	**0.26**	**13.59**	**NM**	**73.67**	**17.17**	**74.22**	**NM**	**0.00**	**0.00**	**0.00**	**23.54**	**0.44**	**1.86**
Minimum	15.30	10.00	0.26	14.33	NM	69.77	15.02	70.35	NM	0.00	0.00	0.00	21.66	0.37	1.71
Maximum	20.70	10.00	0.27	13.05	NM	76.64	19.30	77.15	NM	0.00	0.00	0.00	25.33	0.50	1.97
Maximum, as adjusted	23.81	10.00	0.27	12.57	NM	79.53	21.57	80.01	NM	0.00	0.00	0.00	27.28	0.57	2.08
ALL THRIFTS (204)															
Average	544.35	77.15	1.05	15.56	20.96	137.60	13.63	155.20	24.76	0.42	2.08	55.44	8.84	0.91	10.41
Median	60.51	17.21	0.92	14.02	17.07	128.66	12.62	137.30	17.38	0.36	2.17	38.77	9.15	0.68	6.79
NEW JERSEY THRIFTS (10)															
Average	1,012.38	19.75	0.74	11.07	27.71	178.69	18.69	188.45	37.24	0.34	1.67	47.90	11.53	0.64	6.42
Median	196.28	19.00	0.69	10.39	24.39	192.65	17.81	193.81	33.35	0.25	1.45	47.07	9.52	0.48	5.48
COMPARABLE GROUP (10)															
Average	38.29	22.21	0.85	18.02	23.63	122.62	10.45	129.23	25.19	0.47	2.56	48.30	8.73	0.40	4.85
Median	38.43	20.25	0.77	17.47	21.27	121.85	9.65	133.80	21.69	0.40	2.27	39.32	8.46	0.47	5.22
COMPARABLE GROUP															
CEBK Central Bancorp Inc.	53.30	32.50	1.23	25.21	26.42	128.92	9.30	136.52	31.77	0.72	2.22	58.54	7.21	0.27	3.77
ESBK Elmira Savings Bank	40.18	30.34	2.06	18.33	14.73	165.52	11.15	167.37	17.32	0.76	2.77	37.11	6.74	0.70	10.22
FBTC First BancTrust Corp.	26.84	11.45	0.46	11.27	24.89	101.60	9.21	105.49	23.56	0.24	2.10	52.17	9.06	0.41	4.30
FFSX First Federal Bankshares Inc.	72.76	21.51	1.03	20.48	20.88	105.00	12.23	143.33	21.69	0.41	1.95	39.32	11.65	0.57	4.81
FKFS First Keystone Financial	38.54	19.00	0.41	13.47	46.34	141.05	7.27	141.05	53.48	0.11	2.32	26.83	5.15	0.13	2.43
HCFC Home City Financial Corp.	13.62	16.30	0.95	16.60	17.16	98.20	9.13	99.80	17.16	0.33	2.70	34.74	9.30	0.53	5.80
MFLR Mayflower Co-operative Bank	26.25	12.55	0.59	9.01	21.27	139.29	10.69	139.74	21.30	0.40	3.19	67.80	7.67	0.52	6.76
MFBC MFB Corp.	46.23	35.00	1.56	29.48	22.44	118.72	9.32	131.08	22.51	0.57	1.89	36.54	7.85	0.41	5.63
PFED Park Bancorp Inc.	38.31	34.37	-0.25	27.50	NM	124.98	16.22	124.98	NM	0.72	2.09	NM	12.98	-0.11	-0.87
SSFC South Street Financial Corp.	26.84	9.08	0.49	8.83	18.54	102.90	9.98	102.90	17.92	0.40	4.40	81.63	9.70	0.58	5.69

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Delanco Federal Savings Bank/Delanco Bancorp, Inc.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	6,885,000
Less: Estimated conversion expenses		625,000
Net conversion proceeds	$	6,260,000

2. Generation of Additional Income

Net conversion proceeds	$	6,260,000
Less: Proceeds not invested (1)		599,760
Total conversion proceeds invested	$	5,660,240
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	194,633
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		19,792
Less: RRP expense, net of taxes		39,584
Net earnings increase	$	135,257

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 09/30/06	$	(27,000)	(49,000)
Net earnings increase		135,257	135,257
After conversion	$	108,257	86,257

4. Comparative Net Worth (2)

Before conversion - 09/30/06	$	8,153,000
Conversion proceeds		5,360,360
After conversion	$	13,513,360

5. Comparative Net Assets

Before conversion - 09/30/06	$	86,565,000
Conversion proceeds		6,260,000
After conversion	$	92,825,000

(1) Represents ESOP borrowings.

(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Delanco Federal Savings Bank/Delanco Bancorp, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	8,100,000
Less: Estimated conversion expenses		625,000
Net conversion proceeds	$	7,475,000

2. Generation of Additional Income

Net conversion proceeds	$	7,475,000
Less: Proceeds not invested [1]		705,600
Total conversion proceeds invested	$	6,769,400
Investment rate of return		3.44%
Earnings increase - return on proceeds invested	$	232,773
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		23,285
Less: RRP expense, net of taxes		46,570
Net earnings increase	$	162,918

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 09/30/06	$	(27,000)	(49,000)
Net earnings increase		162,918	162,918
After conversion	$	135,918	113,918

4. Comparative Net Worth [2]

Before conversion - 09/30/06	$	8,153,000
Conversion proceeds		6,416,600
After conversion	$	14,569,600

5. Comparative Net Assets

Before conversion - 09/30/06	$	86,565,000
Conversion proceeds		7,475,000
After conversion	$	94,040,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Delanco Federal Savings Bank/Delanco Bancorp, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	9,315,000
Less: Estimated conversion expenses		625,000
Net conversion proceeds	$	8,690,000

2. Generation of Additional Income

Net conversion proceeds	$	8,690,000
Less: Proceeds not invested [1]		811,440
Total conversion proceeds invested	$	7,878,560
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	270,912
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		26,778
Less: RRP expense, net of taxes		53,555
Net earnings increase	$	190,580

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 09/30/06	$	(27,000)	(49,000)
Net earnings increase		190,580	190,580
After conversion	$	163,580	141,580

4. Comparative Net Worth [2]

Before conversion - 09/30/06	$	8,153,000
Conversion proceeds		7,472,840
After conversion	$	15,625,840

5. Comparative Net Assets

Before conversion - 09/30/06	$	86,565,000
Conversion proceeds		8,690,000
After conversion	$	95,255,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Delanco Federal Savings Bank/Delanco Bancorp, Inc.
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	10,712,250
Less: Estimated conversion expenses		625,000
Net conversion proceeds	$	10,087,250

2. Generation of Additional Income

Net conversion proceeds	$	10,087,250
Less: Proceeds not invested [1]		933,156
Total conversion proceeds invested	$	9,154,094
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	314,773
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		30,794
Less: RRP expense, net of taxes		61,588
Net earnings increase	$	222,390

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 09/30/06	$	(27,000)	(49,000)
Net earnings increase		222,390	222,390
After conversion	$	195,390	173,390

4. Comparative Net Worth [2]

Before conversion - 09/30/06	$	8,153,000
Conversion proceeds		8,687,516
After conversion	$	16,840,516

5. Comparative Net Assets

Before conversion - 09/30/06	$	86,565,000
Conversion proceeds		10,087,250
After conversion	$	96,652,250

(1) Represents ESOP borrowings.

(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Delanco Federal		Premium or (discount) from comparable group.	
			Average	Median
Midpoint:				
Price/earnings	NM		NM	NM
Price/book value	73.67 %	*	(39.92)%	(39.54)%
Price/assets	17.17 %		64.32%	77.94%
Price/tangible book value	74.22 %		(42.57)%	(44.53)%
Price/core earnings	NM		NM	NM
Minimum of range:				
Price/earnings	NM		NM	NM
Price/book value	69.77 %	*	(43.10)%	(42.74)%
Price/assets	15.02 %		43.73%	55.65%
Price/tangible book value	70.35 %		(45.56)%	(47.42)%
Price/core earnings	NM		NM	NM
Maximum of range:				
Price/earnings	NM		NM	NM
Price/book value	76.64 %	*	(37.50)%	(37.11)%
Price/assets	19.30 %		84.67%	99.98%
Price/tangible book value	77.15 %		(40.30)%	(42.34)%
Price/core earnings	NM		NM	NM
Super maximum of range:				
Price/earnings	NM		NM	NM
Price/book value	79.53 %	*	(35.14)%	(34.73)%
Price/assets	21.57 %		106.40%	123.51%
Price/tangible book value	80.01 %		(38.09)%	(40.20)%
Price/core earnings	NM		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

12/14/06
Date



John A. Shaffer

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Delanco Bancorp, Inc., in the amount of $30,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



JOHN A. SHAFFER

Sworn to before me and subscribed in my presence this 14th day of December 2006.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007